THE LION ELECTRIC COMPANY
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Three and Twelve Months ended December 31, 2022

1.0Preface
The following management’s discussion and analysis (“MD&A”) provides information concerning the financial condition and results of operations of The Lion Electric Company (the “Company” or “Lion”) for the years ended December 31, 2022 and 2021 and the three months ended December 31, 2022. This MD&A should be read in conjunction with the audited annual consolidated financial statements of the Company and the related notes for the years ended December 31, 2022 and 2021. The audited annual consolidated financial statements and this MD&A were reviewed by Lion's Audit Committee, and were approved and authorized for issuance by Lion's Board of Directors on March 9, 2023.
2.0Basis of Presentation
The Company’s fiscal year is the twelve-month period ending December 31 of each year. This MD&A is based on the Company’s audited annual consolidated financial statements and accompanying notes thereto for the years ended December 31, 2022 and 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).
All amounts presented are in United States dollars unless otherwise indicated.
Lion has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.
All shares, stock options, warrants and per share information presented in the annual audited consolidated financial statements and this MD&A have been adjusted, including on a retroactive basis where necessary for prior periods, to reflect the share split of 1:4.1289 completed in connection with the Company's business combination and plan of reorganization (the “Business Combination”) with Northern Genesis Acquisition Corp. (“NGA”) on May 6, 2021.
Certain figures, such as interest rates and other percentages included in this MD&A, have been rounded for ease of presentation. Percentage figures included in this MD&A have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this MD&A may vary slightly from those obtained by performing the same calculations using the figures in Lion’s consolidated financial statements or in the associated text. Certain other amounts that appear in this MD&A may similarly not sum due to rounding.
All references to “fiscal 2022” are to the Company’s fiscal year ended December 31, 2022, to “fiscal 2021” are to the Company’s fiscal year ended December 31, 2021 and to “fiscal 2020” are to the Company’s fiscal year ended December 31, 2020.
3.0Caution Regarding Forward-Looking Statements
This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Any statements contained in this MD&A that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. These forward-looking statements include statements regarding the Company’s order book and the Company's ability to convert it into actual sales, the expected production capacity of the Company’s manufacturing facilities, the capital expenditures expected to be incurred in connection with the Company’s U.S. manufacturing facility project and the Company’s battery plant and innovation center project in Quebec, the sourcing of lithium-ion battery cells, the Company’s U.S. manufacturing facility project and the Company’s battery plant and innovation center project in Quebec, the Company's future growth and long-term strategy, an ongoing arbitration proceeding with one of the Company's suppliers, the Company’s expected product pipeline and the launch and commercial production of certain platforms and models. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of, and successfully and timely establish its operations and ramp-up manufacturing capacity at, its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that Lion will be able to benefit, either directly or indirectly (including through applications made by the Company and/or its clients), from governmental subsidies and incentives, and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion and in the amounts needed when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following:
•any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as a consequence of the ongoing uncertainties relating to inflation and interest rates;
•any inability to ramp-up the production of Lion's products and meet project construction and other project milestones and timelines;
•any inability to meet its customers’ business needs;
•any inability to successfully and economically manufacture and distribute its vehicles at scale;
•any unavailability, reduction, discriminatory application, delay in processing or elimination of governmental programs, subsidies or economic incentives due to policy changes, government regulation or otherwise;
•any inability to execute the Company's growth strategy;
•any adverse effects of the current military conflict between Russia and Ukraine, which continues to affect economic and global financial markets and exacerbate ongoing economic challenges;
•any unfavorable fluctuations and volatility in the availability or price of raw materials included in components used to manufacture the Company's products, including battery cells, modules and packs;
•the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials;
•the outcome of any legal proceedings that may be instituted by or against the Company from time to time, including the ongoing matter relating to supply of battery packs from Romeo (as defined below);
•any inability to reduce total cost of ownership of electric vehicles sold by the Company over time;
•the reliance on key management and any inability to attract and/or retain key personnel;
•labor shortages (including as a result of employee departures, turnover, and demands for higher wages) which may force the Company to operate at reduced capacity, to lower its production and delivery rates or lower its growth plans, and could pose additional challenges related to employee compensation;
•any inability to meet the expectations of the Company's customers in terms of products, specifications, and services;
•any inability to maintain the Company's competitive position;
•any inability to reduce the Company's costs of supply over time;
•any inability to maintain and enhance the Company's reputation and brand;

•any significant product repair and/or replacement due to product warranty claims or product recalls;
•any failure of information technology systems or any cybersecurity and data privacy breaches or incidents;
•any event or circumstance resulting in the Company's inability to convert its order book into actual sales, including the unavailability, reduction, discriminatory application, delay in processing or elimination or discriminatory application of government programs, subsidies and economic incentives;
•any inability to raise additional funds to meet its capital requirements and pursue its growth strategy when and in the amounts needed;
•any inability to secure adequate insurance coverage or a potential increase in insurance costs; and
•natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events such as civil unrest and acts of terrorism, the current military conflict between Russia and Ukraine or similar disruptions

These and other risks and uncertainties related to the businesses of Lion are described in greater detail in section 23.0 of this MD&A entitled “Risk Factors.” Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in this MD&A and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission (the "SEC'').
Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. This MD&A reflects information available to the Company as of March 9, 2023, the date of this MD&A. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.
4.0Non-IFRS Measures and Other Performance Metrics
This MD&A makes reference to Adjusted EBITDA, which is a non-IFRS financial measure, as well as other performance metrics, including the Company’s order book, which are defined below. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Lion compensates for these limitations by relying primarily on Lion's IFRS results and using Adjusted EBITDA and order book on a supplemental basis. Readers should not rely on any single financial measure to evaluate Lion's business.
Adjusted EBITDA
“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted for share-based compensation, changes in fair value of share warrant obligations, foreign exchange (gain) loss and transaction and other non-recurring expenses. Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS. Lion believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Lion’s financial measures with those of comparable companies, which may present similar non-IFRS financial measures to investors. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that

Lion’s future results will be unaffected by unusual or non-recurring items. Lion’s computation of Adjusted EBITDA may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion. Readers should review the reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA presented by the Company under section 13.0 of this MD&A entitled "Results of Operations - Reconciliation of Adjusted EBITDA."
Order Book

This MD&A also makes reference to the Company’s "order book" with respect to vehicles (trucks and buses) as well as charging stations. The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients, or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained under “Pricing” in section 10.0 of this MD&A entitled “Order Book”. The vehicles included in the vehicle order book as of March 9, 2023 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2025. Substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations, and there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.
The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales. See section 10.0 of this MD&A entitled "Order Book" for a full description of the methodology used by the Company in connection with the order book and certain important risks and uncertainties relating to such methodology and the presentation of the order book.

5.0Company Overview
General
Lion's business focuses on the design, development, manufacturing and distribution of all-electric medium- and heavy-duty urban vehicles (“EV”). Each Lion vehicle is purpose-built for electric and entirely designed and assembled in-house, with its own chassis, truck cabin or bus body, proprietary battery technology with modular energy capacity and Lion software integration. Lion’s vehicles are assembled without relying on traditional combustion-engine vehicle retrofitting or third-party integrators. For certain specialized truck applications, Lion has also established partnerships and other relationships with third party suppliers to enable it to offer to its clients a variety of vehicle configurations, upfit equipment options and applications which range from classic boxes for box trucks to other specialized applications such as all-electric ambulances, bucket trucks, utility trucks and refuse collection trucks.
Lion has more than 12 years of focused all-electric vehicle research and development (“R&D”), manufacturing and commercialization experience. Lion’s vehicles and technology benefit from over 10 million miles driven by more than 950 of its purpose-built all-electric vehicles that are on the road today, in real-life operating conditions.

Lion’s medium and heavy-duty EVs are specifically designed to address the needs of the sub-250 mile (or 400-km) mid-range urban market, which is generally viewed as well suited for electrification given vehicles are typically driven over a relatively modest distance and return to base at the end of every workday.

Lion’s current line-up of purpose-built all-electric trucks can be divided into four main platforms based on gross vehicle weight rating (GVWR), namely the Lion5, Lion6, the Lion8 and the Lion8 Tractor trucks, and its current line-up of all-electric buses consists of Type A, Type C and Type D buses, all of which are offered in several range and configurations options with a view to meet customers' needs and route planning. Lion complements its product offering with various services, including sales support, full-service training, charging infrastructure assistance and maintenance support, all of which are available on-site at Lion’s Experience Centers, as well as financing and identification and seeking of any applicable governmental grants.
The Company currently has approximately 1,400 employees across all functions, including manufacturing, R&D, sales & marketing, service, and corporate and administrative.
Lion has one vehicle manufacturing facility in Canada located in Saint-Jerome, Quebec, which is approximately 25 miles (or 40 km) north of Montreal, Quebec. Lion is also in the process of establishing manufacturing operations at its U.S. manufacturing facility located in Joliet, Illinois (the "Joliet Facility"), which is the Company’s biggest footprint in the United States and will support the Company in addressing the increasing demand in the marketplace for “Made in America” zero-emission vehicles, and at its battery manufacturing plant and innovation center (the "Lion Campus") located at the YMX International Aerocity of Mirabel, Quebec. Except for the innovation center building forming part of the Lion Campus, all of such properties are leased by Lion and Lion does not own any real property.
See section 8.0 entitled "Operational Highlights" for more information related to Joliet Facility and the Lion Campus.
6.0Research and Development
Lion’s team of approximately 300 engineers and other R&D professionals conducts development activities from its two R&D centers in Saint-Jerome, Quebec, and Montreal, Quebec.
Lion’s R&D is currently focused on enhancing existing vehicles and features and continuing the development of proprietary battery systems and specialized applications that can be integrated into Lion’s vehicles. Lion’s main R&D costs consist of expenditures towards assembly of prototype vehicles, the design, establishment, purchase, and implementation of equipment, as well as costs relating to its R&D professionals performing development activities.
7.0Financial Highlights
For the three months ended December 31, 2022 (Q4 2022), the Company's financial performance was the following when compared to the three months ended December 31, 2021 (Q4 2021):
•Delivery of 174 vehicles, an increase of 103 vehicles, as compared to the 71 delivered in the same period last year.
•Revenue of $46.8 million, up $23.9 million, as compared to $22.9 million in Q4 2021.
•Gross loss of $4.8 million as compared to gross profit of $2.2 million in Q4 2021.
•Net loss of $4.6 million in Q4 2022, as compared to net earnings of $28.3 million in Q4 2021. Net loss for Q4 2022 includes a $15.4 million gain related to non-cash decrease in the fair value of share warrant obligations and a $2.5 million charge related to non-cash share-based compensation, whereas net earnings for Q4 2021 included a $46.6 million gain related to non-cash decrease in the fair value of share warrant obligations and a $5.0 million charge related to non-cash share-based compensation.
•Adjusted EBITDA1 of negative $13.9 million, as compared to negative $7.5 million in Q4 2021, after mainly adjusting for certain non-cash items such as change in fair value of share warrant obligations and share-based compensation.
1 Adjusted EBITDA is a non-IFRS financial measure. See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics,” and section 13.0 of this MD&A entitled "Results of Operations - Reconciliation of Adjusted EBITDA" for a reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA.

•Capital expenditures, which included expenditures related to the Joliet Facility and the Lion Campus, amounted to $39.1 million, up $19.9 million, as compared to $19.2 million in Q4 2021. See section 8.0 of this MD&A entitled "Operational Highlights" for more information related to the Joliet Facility and the Lion Campus.
•Additions to intangible assets, which mainly consist of R&D activities, amounted to $21.3 million, up $11.6 million, as compared to $9.7 million in Q4 2021.
•Total gross proceeds from financing activities of approximately $116 million, consisting of offering of units (approximate gross proceeds of $50 million), issuance of common shares under the ATM program (approximate gross proceeds of $10 million) and borrowings under long-term debt instruments (approximately $56 million in the aggregate under the Revolving Credit Agreement, the IQ Loan (as defined below), the SIF Loan (as defined below) and the new Finalta-CDPQ Loan Agreement (as defined below)), as compared to approximately $64 million in the aggregate in Q4 2021.
For the year ended December 31, 2022 (fiscal 2022), the Company's financial performance was the following when compared to the year ended December 31, 2021 (fiscal 2021):
•Delivery of 519 vehicles, an increase of 323 vehicles, as compared to the 196 delivered in fiscal 2021.
•Revenue of $139.9 million, up $82.2 million, as compared to $57.7 million in fiscal 2021.
•Gross loss of $12.9 million, as compared to gross profit of nil in fiscal 2021.
•Net earnings of $17.8 million, as compared to a net loss of $43.3 million in fiscal 2021. Net earnings for fiscal 2022 includes higher gains related to non-cash decrease in the fair value of share warrant obligations and lower non-cash share-based compensation, as compared to fiscal 2021.
•Adjusted EBITDA2 of negative $54.8 million, as compared to negative $27.6 million in fiscal 2021, after mainly adjusting for certain non-cash items such as change in fair value of share warrant obligations and share-based compensation.
•Capital expenditures, which included expenditures related to the Joliet Facility and the Lion Campus, amounted to $148 million, up $119.4 million, as compared to $28.6 million in fiscal 2021. See section 8.0 of this MD&A entitled "Operational Highlights" for more information related to the Joliet Facility and the Lion Campus.
•Additions to intangible assets, which mainly consist of R&D activities, amounted to $79.1 million, up $42.7 million, as compared to $36.4 million in fiscal 2021.

Offering of Units

On December 16, 2022, the Company closed a public offering (the “December 2022 Offering”) of units in the United States and Canada, pursuant to which the Company issued 19,685,040 units (the “Units”) at a price of $2.54 per Unit for gross proceeds of approximately $50 million, before underwriting commissions and offering costs. Each Unit consisted of one Common Share and one common share purchase warrant (a “2022 Warrant”). Each whole 2022 Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $2.80 per share for a period of five years until December 16, 2027, subject to adjustment in certain customary events. On January 17, 2023, the Company announced full exercise and closing of the underwriters’ over-allotment option, which resulted in the Company issuing and selling to the underwriters 2,952,755 additional Units at a price of $2.54 per Unit. See “Over-allotment Option on Offering” in section 9.0 of this MD&A entitled “Recent Developments”.

2 Adjusted EBITDA is a non-IFRS financial measure. See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics,” and see section 13.0 of this MD&A entitled "Results of Operations - Reconciliation of Adjusted EBITDA" for a reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA.

Finalta-CDPQ Loan Agreement

On November 8, 2022, the Company entered into a loan agreement (the "Finalta-CDPQ Loan Agreement") with Finalta Capital Fund, L.P. (“Finalta”), as lender and administrative agent, and Caisse de dépôt et placement du Québec (through one of its subsidiaries), as lender, to finance certain refundable tax credits and grants under government programs. The Finalta-CDPQ Loan Agreement provides for a loan facility of up to a principal amount of C$30 million ($22.2 million), and bears interest at the rate of 10.95% per annum. An aggregate amount of $22.2 million (C$30 million) was advanced under the Finalta-CDPQ Loan Agreement on November 8, 2022 upon entering into of the agreement. A portion of the advances made under the Finalta-CDPQ Loan Agreement was used to repay in full the Company’s previous credit facilities entered into with Finalta on May 6, 2021. See “Finalta-CDPQ Loan Agreement” under section 16.0 entitled “Liquidity and Capital Resources” of this MD&A.

8.0Operational Highlights
Joliet Facility

During the quarter, the Company continued the establishment of its manufacturing operations at the Joliet Facility, and manufactured a number of LionC units, mostly for purpose of working stations set-up and employee training and for initial customer deliveries. The Company is progressing on hires, in line with the plan to initially focus on school bus production. The building and tenant improvements, as well as the installation of school bus production stations for initial school bus production are substantially completed. In December 2022, the Company completed the delivery of a first LionC zero-emission school bus manufactured in Joliet.
As of December 31, 2022, capital expenditures incurred by the Company since the beginning of the project totaled approximately $85 million, including approximately $19 million incurred during the three months ended December 31, 2022, and a total of $72 million incurred during fiscal 2022 (including a $10 million deposit made by the Company for automated guided vehicle equipment (AGVs) which was since then reimbursed by a third party which will begin leasing the equipment to the Company in early 2023). Capital expenditures incurred to date mostly relate to tenant improvements and bus line production equipment. Capital expenditures in fiscal 2022 were higher than the previously disclosed estimate of $65 million due to certain equipment construction milestones being achieved ahead of schedule, and earlier timing of tooling and IT related costs.
As of December 31, 2022, approximately $7 million were committed for fiscal 2023 towards the purchase and installation of production and other equipment related to ramp-up of production at the project as well as tenant improvement work relating to office space. In addition, the Company's contractual lease obligations related to the facility represent approximately $72 million over a 15-year period ending in November 2036.
Management estimates that achieving full scale at the Joliet Facility, estimated at approximately 20,000 vehicles per year, will require additional capital expenditures of approximately $65 million, representing a total investment for the project of approximately $150 million. Achieving full scale at the Joliet Facility will require the Company to complete the installation of necessary production stations and equipment (including for the truck production line), improvements in production optimization and the increase of automatization at the facility, and additional hires of specialized and other employees.
In the short term, the Company expects to focus on building out the production line for Lion buses, with the goal of having the infrastructure in place to bring its production capacity to up to 2,500 buses on an annual basis by the end of fiscal 2023. The Company expects that this will require capital expenditures for fiscal 2023 of approximately $20 million, the majority of which is expected to relate to the purchase of manufacturing equipment. Other capital expenditures for fiscal 2023 are expected to relate to the purchase of IT equipment and leasehold improvements. While the Company projects that at full scale the production capacity of the Joliet facility will be principally focused on the production of trucks, the

Company does not expect to incur any material expenditures relating to the production of trucks at the Joliet facility in the short term. The Company expects to rely on the truck manufacturing capacity available at its Saint-Jerome manufacturing facility to address current customer demand.
That said, the cadence of the Company’s investments relating to the Joliet Facility and the timing of installation of truck production stations and equipment as well as additional equipment to increase production rates up to 2,500 buses per year and beyond has been and will continue to be reassessed by management on a continuous basis depending upon prevailing economic conditions, the demand environment for the Company's products as well the Company's liquidity profile. As such, management’s expectations described above with respect to the Joliet facility, the related ramp-up of production and the estimated maximum capacity are based on a number of assumptions and may be subject to change, and there is no assurance that the Company’s plan will materialize as expected. See section 3.0 of this MD&A entitled "Caution Regarding Forward-Looking Statements".
Lion Campus
During the quarter, the Company completed the transfer of a first portion of the battery production line from JR Automation’s facility in Troy, Michigan (where the Company previously produced and tested prototype battery packs) to the Company's battery manufacturing facility in Mirabel. In December 2022, the Company completed production of its first lithium-ion battery pack at its battery manufacturing facility in Mirabel. In early 2023, the Company transferred an additional portion of the battery production line from JR Automation’s facility in Troy, Michigan to the battery manufacturing facility in Mirabel and, as of March 9, 2023, was working to install such production line equipment. Final certification of the first battery pack is expected in the first half of 2023, followed by a gradual ramp up of production in 2023. The first batteries produced in Mirabel will eventually serve to power the LionC and LionD school buses and the Lion5 truck. After the start of battery production at the battery manufacturing facility, the Company will focus on progressively integrating its proprietary battery packs into its vehicles and gradually reducing reliance on third party batteries. In addition, the shell of the Innovation center building, which will mainly be dedicated to research and development and tests & certification of vehicles and batteries, is now substantially completed.
As of December 31, 2022, capital expenditures incurred by the Company since the beginning of the Lion Campus project (exclusive of capitalized interest) totaled approximately $78 million, including $21 million incurred during the three months ended December 31, 2022 and a total of $71 million incurred during fiscal 2022. Capital expenditures incurred to date mostly relate to building construction, battery development, and battery production equipment. Capital expenditures in 2022 were lower than the previously disclosed estimate of $85 million due to later timing of construction of the Innovation Center and battery plant equipment received in early 2023, as opposed to the end of 2022 as initially expected. In addition, as of December 31, 2022, the Company had commitments for fiscal 2023 relating to the construction and the purchase of critical equipment for the project representing approximately $28 million.
Management estimates that achieving full scale at the battery manufacturing facility, estimated at approximately 5 GWh on an annual basis, will require additional capital expenditures of approximately $50 million. In addition, the Company estimates that finalizing the Innovation Center will require approximately $50 million in additional capital expenditures. As a result, achieving full scale and finalizing all construction at the Lion Campus is expected to require additional capital expenditures of approximately $100 million, representing a total investment for the project of approximately $180 million. Achieving full scale at the Lion Campus will require the Company to complete the installation of necessary production stations and equipment, improvements in production optimization and the increase of automatization at the facility, the achievement of certain engineering milestones relating to the development of the Company's battery technology (including in connection with integration of the battery packs into Lion's vehicles), and additional hires of specialized and other employees.

In the short term, the Company expects to focus on achieving and ramping-up commercial production of battery modules and packs, with the goal of bringing its production capacity to up to 1.7 GWh on an annual basis by the end of fiscal 2023. The Company expects that this will require capital expenditures for fiscal 2023 of approximately $23 million, of which almost half is expected to relate to the purchase of manufacturing equipment. Other capital expenditures for fiscal 2023 are expected to relate to battery development costs, property improvements and the purchase of IT equipment. With respect to the Innovation Center, the Company expects to incur additional capital expenditures of approximately $22 million in fiscal 2023, the vast majority of which is expected towards property improvements, with a portion expected towards the purchase of equipment. While the Innovation Center is expected to form an integral part of the Company’s R&D activities in the future, in the short-term, the Company will be principally focused on the production of battery modules and packs and expects to use the Innovation Center as a testing and certification center for vehicles and batteries and as a warehousing space in order to leverage space available, maximize cost efficiency, and manage the Company's liquidity profile.

Management expects that approximately 55% (approximately $25 million) of fiscal 2023 expenditures related to the build out of the Lion Campus will be funded from support available under existing financing agreements with the Canadian federal (the SIF Loan) and Quebec provincial government (the IQ Loan), subject to meeting the requirements for the related claim process and timing under such instruments.

That said, the cadence of the Company’s investments relating to the Lion Campus and the timing of installation of battery pack and module production lines as well as completion of the Innovation Center has been and will continue to be reassessed by management on a continuous basis depending upon prevailing economic conditions, the demand environment for the Company's products, global market conditions relating to the supply of battery cells and other components used in Lion's battery modules and packs, as well the Company's liquidity profile. As such, management’s expectations described above with respect to the Lion Campus, the related ramp-up of production and the estimated maximum capacity as well as the Innovation Center are based on a number of assumptions and may be subject to change, and there is no assurance that the Company’s plan will materialize as expected. See section 3.0 of this MD&A entitled "Caution Regarding Forward-Looking Statements".

With respect to the battery manufacturing facility, after the end of fiscal 2022, on February 2, 2023, Lion announced that it completed a sale-leaseback transaction for the building for a total purchase price of C$28 million. See "Sale-Leaseback of Mirabel Battery Manufacturing Building and Repayment of Revolving Credit Facility" under section 9.0 of this MD&A entitled "Recent Developments".
Delivery of First Bus Funded by a Grant under the U.S. Environmental Protection Agency's (EPA) Clean School Bus Program

In December 2022, the Company announced that it completed the delivery of its first LionC zero-emission school bus funded by the U.S. EPA's Clean School Bus Program to Mount Desert Island Regional School System in Bar Harbor, Maine. Mount Desert received a U.S. manufactured Lion bus built at the Company's recently opened factory in Joliet, Illinois. See “Joliet Facility” in section 8.0 of this MD&A entitled “Operational Highlights”.

Production of First Lithium-ion Battery Pack

In December 2022, the Company announced that, following the completion of transfer of a first portion of the Company's battery assembly line from JR Automation’s facility in Troy, Michigan to the Company's battery manufacturing facility in Mirabel, Quebec, the Company completed production of its first lithium-ion battery pack at the Lion Campus. Final certification of the first battery pack is expected in the first half of 2023, followed by a gradual ramp up of production at the Lion Campus in 2023. See “Lion Campus” in section 8.0 of this MD&A entitled “Operational Highlights”.

Multi-Year Cell Supply Agreement

On November 22, 2022, the Company entered into a four-year supply agreement for the supply of lithium-ion battery cells (the "Cell Supply Agreement") to be used for the manufacturing of batteries for electric vehicles. Subject to the terms and conditions of the Cell Supply Agreement, the supplier thereunder has committed to supply, and Lion has committed to purchase, on a non-exclusive basis, lithium-ion battery cells at escalating volumes over calendar years 2023 and 2024, at agreed upon prices, subject to adjustments, including to account for changes in the prices of raw materials and changes in specifications. Volumes and unit prices for calendar years 2025 and 2026 remain to be agreed upon by the parties. The Cell Supply Agreement currently provides that 39 million lithium battery cells are to be purchased by Lion in total over calendar years 2023 and 2024. See “Maturity analysis of contractual obligations” in section 16.0 of this MD&A entitled “Liquidity and Capital Resources” and section 23.0 of this MD&A entitled “Risk Factors”.

Global Supply Chain

During fiscal 2022, global supply chain challenges continued to be exacerbated by labor shortages and other global economic uncertainties and events such as the current inflationary environment and the military conflict between Russia and Ukraine. Such disruptions, including port congestion, rail and weather disruptions, trucker shortages and intermittent supplier shutdowns and delays, have resulted in component shortages, extended lead times for delivery of parts and raw materials, as well as, in certain cases, additional costs and production slowdowns. Therefore, the Company has from time-to-time experienced and may experience in the future shortages of raw materials, components and labor resulting in production slowdowns. These slowdowns have impacted and may impact in the future the Company’s ability to deliver finished units to clients, which, in turn, may negatively impact profitability and result in a decrease in cash flows from operations.

9.0Recent Developments
North American Agreement with Mitsubishi HC Capital Canada and ENGS Commercial Finance Co. to Provide Financing for All-electric Buses and Medium- and Heavy-Duty Trucks Through LionCapital Solutions
On February 13, 2023, Lion announced that it entered into an agreement with Mitsubishi HC Capital Canada, a subsidiary of Mitsubishi HC Capital America, and its related company, ENGS Commercial Finance Co, to provide financing solutions to Lion school bus and truck customers in the United States and Canada through LionCapital Solutions' vehicle financing program.
Sale-Leaseback of Mirabel Battery Manufacturing Building and Partial Repayment of Revolving Credit Facility
On February 2, 2023, Lion completed a sale-leaseback transaction with BTB Real Estate Investment Trust for its battery manufacturing building located in Mirabel, Quebec for a total purchase price of $21.0 million (C$28 million). Concurrent with the sale, Lion entered into a lease agreement with BTB for the Mirabel battery manufacturing building, with an initial 20-year term and subsequent renewal options. The transaction does not cover the innovation center building which remains the property of Lion.
On February 13, 2023, net proceeds from the sale-leaseback transaction, together with cash from operating activities, were used to repay $22.5 million (CA$30.0 million) under the revolving credit facility, representing a portion of the Company's total drawings under its revolving credit facility.
Over-allotment Option with respect to December 2022 Offering
On January 17, 2023, the Company announced full exercise and closing of the underwriters’ over-allotment option with respect to the December 2022 Units Offering, which resulted in the Company issuing and selling to the underwriters 2,952,755 additional units at a price of $2.54 per unit for aggregate gross proceeds of approximately $7.5 million, before underwriting commissions and offering costs. See “December 2022 Offering” in section 8.0 of this MD&A entitled “Operational Highlights”.
Lion All-Electric Trucks Become Eligible for Commercial Clean Vehicle Credit of up to $40,000 under the Inflation Reduction Act
In January 2023, Lion was approved by the Internal Revenue Service as a qualified manufacturer for the commercial clean vehicle credit under the Inflation Reduction Act such that Lion’s all-electric trucks sold in the United States may now be eligible for a tax credit of up to $40,000. On January 1, 2023, the commercial clean vehicle credit, which provides for a 10-year tax credit of up to $40,000 for the purchase of new Class 4-8 electric commercial vehicles, became available to businesses and tax-exempt organizations in the United States to incentivize the adoption of EVs.
10.0Order Book3
As of March 9, 2023, Lion’s vehicle order book stood at 2,468 all-electric medium- and heavy-duty vehicles, consisting of 301 trucks and 2,167 buses, representing a combined total order value of approximately $575 million as calculated per management's methodology further described below. Additionally, LionEnergy, Lion’s division that assists customers with selecting, purchasing, project managing and deploying charging infrastructure ahead of vehicle delivery and which generates revenues through project management and consulting services as well as the resale of charging stations from global charging infrastructure manufacturers, had an order book of 317 charging stations, representing a combined total order value of approximately $6 million, as of March 9, 2023 as calculated per management's methodology further described below.
3 See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics”.

Order Book Methodology

General Principle:
The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained below under the section entitled “Pricing”.

The vehicles included in the vehicle order book as of March 9, 2023 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2025. Substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, including programs in respect of which applications relating to vehicles of Lion have not yet been fully processed to date. The processing times of governmental subsidies and incentives are also subject to important variations. As further described below under the sections entitled “Delivery Periods” and “Ongoing Evaluation; Risk Factors”, there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Delivery Periods:
The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably estimated and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product.

Purchase orders and applications relating to vehicles of Lion generally provide for a time period during which the client expects delivery of the vehicles. Such period can vary from a specific date, a number or range of months after the issuance of the order or application, or a calendar year. The vehicles included in the vehicle order book as of March 9, 2023 provided for a delivery period, subject to the satisfaction of the conditions set forth in each order (which, in substantially all cases as further discussed herein, relate to the approval of governmental subsidies and grants), ranging from a few months to the end of the year ending December 31, 2025, which corresponds to the latest date by which claims are required to be made according to the current eligibility criteria of the Federal’s Infrastructure Canada’s Zero-Emission Transit Fund (“ZETF”), unless otherwise agreed by Infrastructure Canada. Delivery periods are disclosed from time to time by the Company when available in respect of material orders. Delivery periods should not be construed as a representation or a guarantee by the Company that the actual delivery time will take place as scheduled. Given the nature of the business and the products of the Company, the implied lead time for the production and delivery of a vehicle (which may be impacted, among other things, by supply chain challenges or changes in specifications), the nature of certain customers of the Company (in many cases, fleet owners operating capital intensive operations which require financing and ongoing scheduling flexibility), and the fact that, as further described herein, substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, actual delivery times may be subject to important variations or delays. Please refer to the section entitled “Ongoing Evaluation; Risk Factors” below regarding the potential impact of variations or delays in deliveries.

Pricing:	When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. A small number of vehicles included in the order book have a pricing that remains subject to confirmation based on specifications and other options to be agreed upon in the future between the applicable client and the Company. For purposes of the determination of the order book and the value allocated to such orders, management has estimated the pricing based on its current price lists and certain other assumptions relating to specifications and requirements deemed reasonable in the circumstances.

Performance Metric:	The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS, and is neither disclosed in nor derived from the financial statements of the Company. The Company believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance, market penetration for its products, and the cadence of capital expenditures and tooling.

The Company’s computation of its order book is subject to the specific methodology described herein and may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book in the same fashion. Other companies also sometimes refer to or use “order backlog” or “order intake” as performance metrics, which are most likely not calculated on the same basis as the Company’s order book. In addition, as explained above, the Company’s presentation of the order book is calculated based on the orders and the applications made as of the time that the information is presented, and it is not based on the Company’s assessment of future events and should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Ongoing Evaluation; Risk Factors:
A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances (whether by reason of a delivery delay, unavailability of a subsidy or incentive or otherwise) within a certain period. Management reviews the composition of the order book every time it is reported in order to determine whether any orders should be removed from the order book. For purposes of such exercise, management identifies orders that have been or are reasonably likely to be cancelled and examines, among other things, whether conditions attaching to the order are reasonably likely to result in a cancellation of the order in future periods as well as any other available information deemed relevant, including ongoing dialogue with clients. Such exercise may result from time to time in orders that have previously been included in the order book being removed even if they have not been formally canceled by the client.

The Company cannot guarantee that its order book will be realized in full, in a timely manner, or at all, or that, even if realized, revenues generated will result in profits or cash generation as expected, and any shortfall may be significant. The Company’s conversion of its order into actual sales is dependent on various factors, including those described below and under section 23.0 of this MD&A entitled “Risk Factors”. For instance, a customer may voluntarily or involuntarily default on an order, may become subject to bankruptcy or insolvency or cease its business operations. In addition, substantially all of the vehicle orders included in the order book are subject to conditions relating to the granting of governmental subsidies or incentives or a specified timing for the delivery of the vehicle and, in a limited number of cases, the availability of certain specifications and options or the renewal of certain routes by governmental or school authorities. As a result, the Company’s ability to convert its order book into actual sales is highly dependent on the granting and timing of governmental subsidies and incentives, most notably subsidies and incentives under the Quebec government’s 2030 Plan for a Green Economy (the “Quebec Green Economy Plan”), under the Federal’s Infrastructure ZETF, the Government of Canada Incentives for Medium- and Heavy-Duty Zero-Emission Vehicles (iMHZEV) Program, the U.S. Environmental Protection Agency Clean School Bus Program and California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). Approximately half of the vehicles included in the order book are contingent upon grants under the ZETF, in respect of which applications relating to vehicles of Lion have not yet been fully processed to date and December 31, 2025 is the latest date by which claims are required to be made according to the current eligibility criteria of the program, unless otherwise agreed by Infrastructure Canada. Any termination, modification, delay or suspension of any governmental subsidies and incentives, including, most importantly as of the date hereof, the ZETF or the Quebec Green Economy Plan, could result in delayed deliveries or the cancellation of all or any portion of orders, which, in turn, could have a material and adverse effect on the Company’s business, results of operations or financial condition.

The Company’s conversion of its order book into actual sales is also dependent on its ability to economically and timely manufacture its vehicles, at scale. The Company delivered 196 vehicles during the year ended December 31, 2021, and 519 vehicles during the year ended December 31, 2022. As of March 9, 2023, the Company’s vehicle order book stood at 2,468 vehicles. The execution of the Company’s growth strategy and the conversion of its order book, which currently provides for deliveries ranging from a few months to the end of the year ending December 31, 2025, will therefore require significant ramp-up in its production. The Company’s Saint-Jerome facility currently has an estimated annual production capacity of 2,500 vehicles at full scale and the Company is in the process of establishing its operations at the Joliet Facility and the Lion Campus (see section 8.0 of this MD&A entitled “Operational Highlights” and “Product Development and Manufacturing” under section 11.0 of this MD&A entitled “Key Factors Affecting Lion's Performance” for further details), the Company has limited experience to date in high volume manufacturing of its vehicles. In addition, as of March 9, 2023, 428 units included in the order book, consisting mainly of LionA and LionD buses and Lion8T trucks and representing a combined total order value of approximately $155 million, related to products which had been developed and were being sold, but that were not currently in commercial production. See “Products and Solutions” in section 6.2 of the Company’s Annual Information Form for the year ended December 31, 2022 entitled “General Development of the Business”. Any failure by the Company to successfully develop its vehicles, source its key components, and scale its manufacturing processes within projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition. As a result, the Company’s realization of its order book is subject to a number of risks and uncertainties, including the risks described in sections 3.0 and 23.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements” and “Risk Factors”, respectively, and there can be no assurance that the Company will be successful in converting all or a significant portion of its order book into actual sales.

11.0     Key Factors Affecting Lion’s Performance

Lion believes that its performance and future success are dependent on multiple factors that present significant opportunities, but also pose risks and challenges, including those discussed below and in section 23.0 of this MD&A entitled “Risk Factors.”

Regulatory Landscape and Government and Economic Incentives

Lion competes in an industry that is subject to environmental regulations across the various jurisdictions in which it sells its products. While regulations are expected to continue to become increasingly stringent over time, especially with respect to the use of diesel vehicles, various subsidies and financial incentives programs have been introduced by governmental authorities in Canada and the United States in order to promote the adoption of emissions-free vehicles. Demand for Lion’s vehicles is currently highly influenced by such federal, state, provincial and local tax credits, rebates, grants and other government programs and incentives that promote the use of battery electric vehicles. Substantially all of the vehicle orders included in Lion’s order book are subject to the granting of governmental subsidies and incentives, including programs in respect of which applications relating to vehicles of Lion have not yet been fully processed to date. The processing times of governmental subsidies and incentives are also subject to important variations. As further described under “Delivery Periods” and “Ongoing Evaluation; Risk Factors” in section 10.0 of this MD&A entitled “Order Book,” there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part. See section 23.0 of this MD&A entitled “Risk Factors.”

Additionally, demand for Lion’s vehicles may be influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in California and Quebec, among others, designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state roads by specified dates and the enactment of various laws and other programs in support of these goals.

Although Lion’s vehicles qualify as zero emissions vehicles (“ZEVs”), they are subject to regulations regarding vehicle emissions. For example, in the United States, every class of heavy-duty engines or vehicles must receive Certificate of Conformity (“COCs”) from the EPA prior to being sold. These COCs must be obtained for each model year of production, and failure to obtain them prior to entering Lion’s vehicles into commerce may result in substantial fines or penalties. In addition, the EPA and California Air Resources Board (“CARB”) have annual certification greenhouse gas emissions requirements related to Lion’s vehicles. The CARB certification is required to participate in California’s HVIP. In Canada, the Heavy-duty Vehicle and Engine Greenhouse Gas Emission Regulations adopted under the Canadian Environmental Protection Act, 1999, establish Canadian emission standards and test procedures for Canadian manufacturers, distributors and importers of heavy-duty vehicles. These standards and procedures are aligned with the requirements of the United States Code of Federal regulations for on-road heavy-duty vehicles and engines published by the EPA, parts of which are incorporated by reference in the regulations. However, testing and other requirements to demonstrate compliance may vary, adding to the regulatory complexity of Lion’s operations. In addition, the use, storage, transport, and disposal of Lion’s battery packs is subject to extensive regulation. Lithium-ion cells may be regulated as “hazardous” or “dangerous” goods under several regulatory regimes in both the United States and Canada. In addition to the proper handling, recycling, and disposal of expended batteries, Lion’s operations are subject to a wide range of laws and regulations related to the protection of the environment, including those regulating air emissions, discharges to water, waste management, worker health and safety, and environmental cleanup.

Customer Demand for Electrification

The demand for Lion's vehicles is highly dependent upon the general customer demand for electric vehicles. The electrification of medium and heavy-duty commercial vehicles continues to gain momentum as users and governmental authorities are looking for novel solutions to reduce greenhouse gas (“GHG”) emissions and atmospheric pollution generally while the cost competitiveness of electric vehicles continues to improve. While Lion anticipates that an increasing number of fleet owners and operators will seek all-electric alternatives to reduce the carbon footprint of their diesel fleets, its performance and future success will be largely influenced by the rates of adoption of electric vehicles by customers in markets in which it operates. Lion intends to leverage its broad offering of electric vehicles available for purchase today in order to benefit from the growing customer demand for electric vehicles. In addition, in order to meet customer demand and drive adoption of its vehicles and solutions, Lion plans to make comprehensive additions to its production capacity, which are expected to require significant capital and operating expenses.

Global Supply Chain

Global supply chain challenges continue to be exacerbated by labor shortages and other global economic uncertainties and events such as the military conflict between Russia and Ukraine. Such disruptions including port congestion, rail and weather disruptions, trucker shortages, and intermittent supplier shutdowns and delays, have resulted in component shortages, component price inflation, extended lead times for delivery of parts and raw materials, as well as, in certain cases, additional costs and production slowdowns for manufacturers. While the availability of certain vital components has somewhat improved, increased commodity pricing on battery cells and other components resulting from those global supply chain challenges continues to put significant strain on the supply chain system. The Company’s supply for battery cells, battery packs and modules and other raw materials is critical in allowing the Company to scale its operations and execute on its growth strategy, such that any supply delay or vulnerability in the battery supply chain could cause delays in the availability of the Company’s products. In its efforts to mitigate the impact of global supply chain challenges, the Company continues to focus on the management of inventory for critical components such as batteries and motors and to increase its reliance on local sourcing in order to develop a supply chain that is as close as possible to its manufacturing facilities. In addition, the Company has and continues to increase its supplier redundancy for specific parts. From a manufacturing standpoint, the Company has also increased in-house fabrication and re-designed certain sub-assemblies to circumvent parts most affected by supply chain challenges, such as connectors used in the fabrication of low and high voltage wiring harnesses. The Company is continuously monitoring the situation and expects to continue implementing measures that will contribute to mitigate these issues. In addition, the Company has continued to roll out near-term price increases in certain markets.

Labor shortages may impact the Company and its suppliers. They may manifest themselves in the form of employee turnover, departures, and demands for higher wages which, in turn, may result in operations at reduced capacity, therefore resulting in lower production and deliveries, delayed growth plans, and may pose additional challenges related to employee compensation. In addition, the Company may need to continue to incur increasing freight and logistic expenses to expedite delivery of components used in its vehicles and to proactively increase inventory levels, particularly considering ongoing supply chain disruptions which may continue for the foreseeable future. Therefore, the Company has from time-to-time experienced and may experience in the future, shortages of raw materials, components, and labor resulting in production slowdowns. These slowdowns have impacted and may impact in the future the Company's ability to deliver finished units to clients, which, in turn, may negatively impact profitability and result in a decrease in cash flows from operations. As the Company ramps up its production and launches new products, challenges associated to global supply chain issues could be exacerbated.

To date, no monetary contractual penalties have been incurred by the Company as a result of such global supply chain challenges. In certain cases, supply chain challenges have contributed to delays in the rollout of certain products, which have resulted in the loss of a given subsidy or incentive for a client, or have forced a client to reallocate annual spending, which in turn may have contributed to the cancellation of certain orders. In other cases, such challenges have required the Company to collaborate with its clients to agree on updated delivery periods or otherwise enter into new purchase orders. See section 10.0 of this MD&A entitled “Order Book.”

Reduction in Total Cost of Ownership

The total cost of ownership (“TCO”), along with vehicle range and payload capacity, quality and reliability, safety, customer experience, technological innovation, charging expertise and compliance with environmental regulation are the primary drivers of truck and bus purchasing decisions for fleet owners and operators.

Lion’s management believes that Lion’s truck TCO is favorable to comparable diesel vehicles today in most use cases. Over time, the TCO advantage of electric trucks is expected to further increase as electric vehicle prices reduce, which will in turn further improve the economic benefit and rationale for fleet owners and operators to purchase Lion’s all-electric vehicles. In the school bus market, the lower annual mileage of individual units typically makes it more difficult for the lower energy and maintenance costs to significantly offset the currently higher upfront costs of electric vehicles over incumbent diesel units. As such, at the current time, governmental subsidies and incentives are often required for electric buses to be competitive over diesel units from a pure TCO point of view in this category. Over time, as the cost of the vehicles decreases as a result of, among other things, reduction in battery costs from increased vertical integration in manufacturing of battery systems, increased purchasing power with suppliers through larger volume commitments, increased manufacturing capacity utilization and fixed cost absorption, and other productivity gains, the TCO for electric buses is expected to become favorable even in the absence of governmental subsidies and incentives. However, if the cost of electric vehicles does not decrease over time, or if subsidies or incentives are reduced, eliminated or expire, Lion’s future sales could be negatively impacted. See section 23.0 of this MD&A entitled “Risk Factors.''

Product Development and Manufacturing

Lion’s success will depend on its ability to economically develop, manufacture and sell its vehicles at scale and meet its customers’ business needs. Lion’s current line-up of purpose-built all-electric vehicles consists of trucks, which can be divided into four main platforms, and Type A, Type C and Type D buses. Lion has also established partnerships and other relationships with third party suppliers to enable it to offer to its clients a variety of vehicle configurations, upfit equipment options and applications. Although Lion has developed and manufactured specialized chassis for such applications that can fit all-electric battery packs, the electrification and final configuration of certain of the specialized applications offered by Lion and its partners require input from upfitters and their ultimate customers and, in certain instances, Lion is still in the process of finalizing testing and integration with its partners and customers. Lion has also developed, and may in the future develop, additional products, specialized applications and services. Lion continuously assesses the timing and allocation of resources with respect to the development of other products and/or integration of specialized applications. See “Products and Solutions” in section 6.2 of the Company’s Annual Information Form for the year ended December 31, 2022 entitled “General Development of the Business” for a description of Lion’s products and solutions and product development pipeline. In addition, vehicle manufacturers often experience, and the Company has in the past experienced delays in the design, production and launch of new products. Any delay in the design, production and launch of new models or in doing so cost-effectively and with high quality, or any failure by the Company to satisfy the needs and requirements of its customers in terms of products, specifications and services, could harm the Company’s reputation and brand.

Lion has one vehicle manufacturing facility in Canada located in Saint-Jerome, Quebec, which has an estimated annual capacity at full scale of 2,500 vehicles. Lion is also in the process of establishing manufacturing operations at the Joliet Facility, which is the Company’s biggest footprint in the United States and the Lion Campus, which is located at the YMX International Aerocity of Mirabel, Quebec, and

which consists of the Company’s battery manufacturing plant and innovation center. Almost all of the vehicles delivered by the Company during fiscal 2022 were manufactured in Saint-Jerome. With respect to the estimated annual capacity at full scale at the Saint-Jerome manufacturing facility of 2,500 vehicles, while the Company does not expect that any substantial capital expenditure will be required to achieve such potential, as increase in production could be achieved through additional workforce and certain optimization of production lines to take into account production ramp-up and increased output, the Company has not to date produced at such level and has limited experience to date in high volume manufacturing of its vehicles. In addition, the execution of Lion’s growth strategy will require the Company to establish operations and ramp-up manufacturing capacity at the Joliet Facility and the Lion Campus in order to further scale its operations and increase manufacturing capacity. As a result, Lion has incurred and expects it will continue to incur significant expenditures. These expenditures are significant and will make it harder for Lion to achieve profitability and positive cash flow, especially if Lion cannot manufacture and distribute its vehicles on schedule and at scale. Any failure by the Company to successfully develop it vehicles, source its key components, and scale its manufacturing processes within projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition.

Costs of Raw Materials and Supplies

Components in Lion’s vehicles are made of various raw materials, including aluminum, steel, composite, carbon fiber, non-ferrous metals (such as copper) and other materials and minerals used to manufacture lithium-ion batteries. The prices for these raw materials fluctuate depending on market conditions, global demand and other factors, including inflation. Lion has, in certain cases, entered into long-term contractual arrangements with suppliers with respect to the supply of certain key components of its vehicles, including lithium-ion batteries and battery cells, the Company remains exposed to multiple risks relating to price fluctuations and other factors for lithium-ion batteries. In particular, the inability of the Company’s current or future battery manufacturers to sustainably meet the Company’s timelines, or cost, quality and volume needs may negatively impact the Company, force the redesign of certain of its models or translate in the cancellation of orders or the loss of certain clients or sales.

With respect to the supply of battery cells and packs, Lion currently relies on third party battery suppliers to source battery cells, modules and packs that it integrates in its vehicles. In connection with the establishment of its manufacturing operations at the Lion Campus, Lion plans on manufacturing its own battery modules and packs that will integrate 21700 cylindrical battery cells sourced from third party suppliers, principally in the short term under the Cell Supply Agreement entered into in November 2022. See “Multi-Year Cell Supply Agreement” under section 8.0 of this MD&A entitled “Operational Highlights.” Lion intends to continue in certain instances to rely on third-party suppliers for battery packs. By producing battery packs in-house, Lion expects to increase optimization for product design, cost and production efficiency.

As previously disclosed, the Company entered into a multi-year supply contract with Romeo Systems, Inc. (“Romeo”) (now a subsidiary of Nikola Corporation (''Nikola'')) in November 2020 pursuant to which the Company has committed to purchase from Romeo, and Romeo has committed to supply to the Company, battery packs, subject to an agreed upon maximum purchase price. To date, the Company has outstanding purchase orders for the purchase of battery packs in the aggregate amount of approximately $14 million, and Romeo has failed to comply with its obligations under such orders and the Company believes as of the date hereof that it is unlikely that Romeo will voluntarily comply with its obligations under the contract and outstanding purchase orders. The Company initiated arbitration proceedings in order to enforce the terms and conditions of the contract. As per the terms of the contract, the arbitration proceedings are conducted on a confidential basis. While the Company continues to monitor the situation closely, the Company expects that the situation will result in further delays and challenges with the supply from Romeo on the terms initially agreed upon as well as significant costs and expenses relating to the procedures undertaken by the Company, all of which could, in addition to adversely impacting the Company’s manufacturing operations and the deliveries of Lion8T models, materially adversely affect the Company's business, results of operations or financial condition. In the beginning of fiscal 2023, the Company also initiated legal proceedings against Nikola, another manufacturer of electric vehicles which is also relying on battery modules and packs and completed the acquisition of Romeo in the fourth quarter of fiscal 2022, on the basis that it intentionally interfered in the Company’s contractual relationship with Romeo and in the Company’s business expectancy with respect to its relationship with Romeo. See sections 3.0 and 23.0 of this MD&A entitled “Caution Regarding Forward-Looking Statement” and “Risk Factors,” respectively.

The Company does not currently hedge its long-term exposure to price fluctuations of raw materials and supplies. Therefore, an increase in prices of raw materials and supplies could negatively impact the Company’s operating results if its suppliers are unable or unwilling to fulfill purchase orders submitted by the Company and/or if the Company is not able to find other manufacturing or supply alternatives or transfer these cost increases to customers.

Foreign Exchange

The Company’s revenues are reported in U.S. dollars but its functional currency is the Canadian dollar and the majority of its transactions are in Canadian dollars. The Company's main manufacturing operations are currently located in Canada. Suppliers of the Company are located in Canada, the United States and other foreign jurisdictions. The Company’s current indebtedness is mainly denominated in Canadian dollars. Going forward, the Company’s growth strategy will require substantial investments in Canada and in the United States. Therefore, the Company’s revenues, gross profit and net income (loss) reported in U.S. dollars are and are expected to continue to be exposed to foreign exchange fluctuations.

Seasonality

The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks may become more prevalent and new products and applications may be introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

12.0     Components of Results of Operations
Revenues
To date, Lion has primarily generated revenues from the sale of its all-electric school bus vehicles. Over time, Lion anticipates a significant proportion of its revenues to be generated from the sale of all-electric trucks over time.
Cost of Sales
Lion’s cost of sales includes material costs, transportation costs, labor, manufacturing overhead, and other direct costs related to electric vehicle production.
Administrative Expenses
Administrative expenses consist of non-manufacturing facility leasing, share-based compensation, as well as employee benefits for management, information technology, human resources, accounting, legal, investor relations, and other general administrative functions. Administrative expenses also include professional fees, non-manufacturing depreciation expense, and non-manufacturing related insurance costs (including director and officer insurance). Lion expects its cash-based administrative expenses to increase for the foreseeable future as Lion increases headcount to support the growth of its business.

Selling Expenses
Selling expenses consist of salaries and other similar expenses related to Lion’s bus and truck sales force and employee benefit costs, share-based compensation, business development, aftermarket sales and advertising, marketing and communications. Lion expects its cash-based selling expenses to increase for the foreseeable future as Lion expands its sales force and increases headcount to support the growth of its business.
Transaction Costs
Transaction costs consist of banking, legal, and other professional fees incurred in connection with the Business Combination of May 6, 2021. No such transaction costs were incurred in fiscal 2022.
Finance Costs
Finance costs consists primarily of interest paid on Lion’s outstanding debts, legal and other costs related to debt and share warrant financing activities, interest on lease liabilities, interest on convertible debt instruments as well as non-cash accretion expenses on retractable common shares, and non-cash accretion and revaluation expenses on the balance of purchase price payable related to the acquisition of dealership rights.
Foreign Exchange (Gain) Loss
Foreign exchange gains and losses represent the gains and losses on instruments such as cash balances, accounts receivable, accounts payable, debt balances and other accounts that are denominated in foreign currencies to the functional currencies of the related Lion entities, as a result of changes in foreign currency rates.
Change in Fair Value of Share Warrant Obligations
On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc. (the "Specified Customer"), the Company issued a warrant to purchase common shares of the Company (the “Specified Customer Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services.
At the election of the Warrantholder, any vested portion of the Specified Customer Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Specified Customer Warrant. The exercise price of the Specified Customer Warrant corresponds to $5.66. The Specified Customer Warrant grants the Warrantholder the right to acquire up to 35,350,003 common shares of Lion.
There was an initial vesting of a portion of the Specified Customer Warrant which is exercisable for 5,302,511 common shares of Lion. The remaining portion of the Specified Customer Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services. The Specified Customer Warrant has a term of 8 years ending on July 1, 2028. Full vesting of the Specified Customer Warrant requires spending of at least $1.2 billion on Lion’s products or services over the term of the Specified Customer Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of Lion or a termination of the MPA for cause.
Lion determined that the Specified Customer Warrant is a derivative instrument and is classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The vested portion of the Specified Customer Warrant is initially recorded at fair value as a share warrant obligation and then revalued at each reporting date, with a corresponding contract asset recognized at inception. The corresponding contract asset recognized at inception will be amortized as a reduction of revenues on a percentage per dollar of revenue generated with Amazon.com, Inc. and its affiliates.
Upon completion of the Business Combination, each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of Lion (a “Business Combination Warrant”), at a price of $11.50 per share. A total of 27,111,741 NGA Warrants were converted into 27,111,741 Business Combination Warrants, 15,972,672 of which were public Business Combination Warrants and 11,139,069 of which were private Business Combination Warrants.
The Company determined that the warrants are derivative instruments and are classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The warrants are initially recorded at fair value and then revalued at each reporting date.
Each Business Combination Warrant entitles the holder to acquire one common share of Lion at an exercise price of $11.50 per share until May 6, 2026, subject to adjustment in certain customary events. The public Business Combination Warrants may be redeemed by the Company in whole at a price of $0.01 per public Business Combination Warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public Business Combination Warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.

Each private Business Combination Warrant may be exercised on a cashless basis and may not be redeemed by the Company for so long as it is held by Northern Genesis Sponsor LLC or its permitted transferees. Once transferred to any person that is not Northern Genesis Sponsor LLC or any of its permitted transferees, a private Business Combination Warrant becomes treated as a public Business Combination Warrant.

In connection with the December 2022 Offering, the Company issued 2022 Warrants. Each whole 2022 Warrant entitles the holder to purchase one common share for a price $2.80 per share for a period of five years ending December 15, 2027, subject to adjustment in certain customary events. The Company determined that the warrants are derivative instruments and are classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The warrants are initially recorded at fair value and then revalued at each reporting date.

13.0     Results of Operations
Comparison of Annual Results
Lion’s results of operations for the years ended December 31, 2022, 2021, and 2020 are presented below:

	Years ended
	Dec 31, 2022	Dec 31, 2021	Dec 31, 2020	Variation 2022-2021	% Change 2022-2021	Variation 2021-2020	% Change 2021-2020
	(dollar amounts in thousands, except share and per share data)

Revenue	$139,914	$57,710	$23,423	$82,204	142%	$34,287	146%
Cost of sales	$152,862	$57,665	$20,277	$95,197	165%	$37,388	184%
Gross (loss) profit	$(12,947)	$45	$3,145	$(12,993)	n.a.	$(3,100)	n.a.
Gross profit margin	(9.3)%	0.1%	13.4%	n.a.	(9.3)%	n.a.	(13.3)%

Operating expenses:
Administrative expenses	$44,843	$78,423	$59,942	$(33,580)	(43)%	$18,481	31%
Selling expenses	$22,974	$27,720	$15,721	$(4,746)	(17)%	$11,999	76%
Transaction costs	—	$13,655	—	$(13,655)	n.m.	$13,655	n.m.
Operating (loss) income	$(80,764)	$(119,752)	$(72,518)	$38,988	n.m.	$(47,234)	n.m.

Finance costs	$955	$8,332	$8,667	$(7,377)	(89)%	$(335)	(4)%
Foreign exchange (gain) loss	$1,973	$1,037	$(681)	$936	n.m.	$1,718	n.m.
Change in fair value of share warrant obligations	$(101,468)	$(85,796)	$16,847	$(15,672)	n.m.	$(102,643)	n.m.
Net earnings (loss)	$17,776	$(43,325)	$(97,352)	$61,101	n.m.	$54,027	n.m.

Foreign currency translation adjustment	$(18,310)	$321	$(4,631)	$(18,631)	n.m.	$4,952	n.m.

Comprehensive loss	$(534)	$(43,004)	$(101,983)	$42,470	n.m.	$58,979	n.m.

Basic earnings (loss) per share (1)	$0.09	$(0.27)	$(0.88)	$0.36	n.m.	$0.61	n.m.

Diluted earnings (loss) per share (1)	$0.09	$(0.27)	$(0.88)	$0.36	n.m.	$0.61	n.m.

Basic weighted average number of common shares outstanding	193,113,983	162,245,092	110,551,314	30,868,891	n.a.	51,693,778	n.a.

Diluted weighted average number of common shares outstanding	200,591,663	162,245,092	110,551,314	38,346,571	n.a.	51,693,778	n.a.

n.a. = not applicable
n.m. = not meaningful

(1) All amounts have been adjusted to reflect the share split completed in connection with the Business Combination. See section 2.0 of this MD&A entitled “Basis of Presentation.”

Revenue

Fiscal 2022 compared to Fiscal 2021
For the year ended December 31, 2022, revenue amounted to $139.9 million, an increase of $82.2 million, compared to the year ended December 31, 2021. The increase in revenue was primarily due to an increase in vehicle sales volume of 323 units, from 196 units (151 school buses and 45 trucks; 134 vehicles in Canada and 62 vehicles in the U.S.) for the year ended December 31, 2021, to 519 units (409 school buses and 110 trucks; 471 vehicles in Canada and 48 vehicles in the U.S.) for the year ended December 31, 2022. Revenues for the year ended December 31, 2022 were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels, as well as challenges associated with the production ramp-up and the development of certain models as further described in section 11.0 of this MD&A entitled “Key Factors Affecting Lion’s Performance”.
Fiscal 2021 compared to Fiscal 2020
For the year ended December 31, 2021, revenue amounted to $57.7 million, an increase of $34.3 million, compared to the year ended December 31, 2020. The increase in revenue was primarily due to an increase in vehicle sales volume of 116 units, from 80 units (all school buses; 47 vehicles in Canada and 33 vehicles in the U.S.) for the year ended December 31, 2020, to 196 units (151 school buses and 45 trucks; 134 vehicles in Canada and 62 vehicles in the U.S.) for the year ended December 31, 2021. Revenues for the year ended December 31, 2021 were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels.

Cost of Sales

Fiscal 2022 compared to Fiscal 2021

For the year ended December 31, 2022, cost of sales amounted to $152.9 million, representing an increase of $95.2 million, compared to the year ended December 31, 2021. The increase was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing and inventory management system costs related to the ramp-up of future production capacity, higher raw material and commodity costs, and the impact of continuing global supply chain challenges and inflationary environment.

Fiscal 2021 compared to Fiscal 2020

For the year ended December 31, 2021, cost of sales amounted to $57.7 million, representing an increase of $37.4 million, compared to the year ended December 31, 2020. The increase was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing costs related to the ramp-up of future production capacity, and the impact of global supply chain challenges.

Gross (Loss) Profit
Fiscal 2022 compared to Fiscal 2021

For the year ended December 31, 2022, gross profit decreased by $13.0 million to negative $12.9 million, compared to nil for the year ended December 31, 2021. The decrease was primarily due to the impact of increased fixed manufacturing costs and inventory management system costs related to the ramp-up of future production capacity, higher raw material and commodity costs, product mix, and the impact of continuing global supply chain challenges and inflationary environment, partially offset by the positive impact of increased sales volumes.

Fiscal 2021 compared to Fiscal 2020

For the year ended December 31, 2021, gross profit decreased by $3.1 million to nil, compared to $3.1 million for the year ended December 31, 2020. The decrease was primarily due to the impact of increased fixed manufacturing costs related to the ramp-up of future production capacity and the impact of global supply chain challenges, partially offset by the positive impact of increased sales volumes.

Administrative Expenses
Fiscal 2022 compared to Fiscal 2021
For the year ended December 31, 2022, administrative expenses decreased by $33.6 million, from $78.4 million for the year ended December 31, 2021, to $44.8 million. Administrative expenses for the year ended December 31, 2022 included $9.5 million of non-cash share-based compensation, compared to $56.7 million for the year ended December 31, 2021. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $21.7 million for the year ended December 31, 2021 to $35.3 million for year ended December 31, 2022. The increase was mainly due to an increase in expenses reflecting Lion’s transition to being a public company in May 2021, an increase in expenses resulting from the expansion of Lion’s head office and general corporate capabilities in anticipation of an expected increase in business activities, as well as professional fees related to supply chain and strategic project optimization initiatives.

Fiscal 2021 compared to Fiscal 2020

For the year ended December 31, 2021, administrative expenses increased by $18.5 million, from $59.9 million for the year ended December 31, 2020, to $78.4 million. Administrative expenses for the year ended December 31, 2021 included $56.7 million of non-cash share-based compensation, compared to $55.1 million for the year ended December 31, 2020. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $4.8 million for the year ended December 31, 2020 to $21.7 million for year ended December 31, 2021. The increase was mainly due to an increase in expenses reflecting Lion’s transition to being a public company, and the expansion of Lion’s head office capabilities in anticipation of an expected increase in business activities, as well as non-cash share-based compensation.

Selling Expenses

Fiscal 2022 compared to Fiscal 2021
For the year ended December 31, 2022, selling expenses decreased by $4.7 million, from $27.7 million for the year ended December 31, 2021, to $23.0 million. Selling expenses for the year ended December 31, 2022 included $2.9 million of non-cash share-based compensation, compared to $14.4 million for the year ended December 31, 2021. Excluding the impact of non-cash share-based compensation, selling expenses increased from $13.3 million for the year ended December 31, 2021 to $20.1 million for year ended December 31, 2022. The increase was primarily due to Lion expanding its sales force in anticipation of the ramp-up of production capacity, and an increase in expenses as a result of the opening and operations of new Experience Centers.

Fiscal 2021 compared to Fiscal 2020
For the year ended December 31, 2021, selling expenses increased by $12.0 million, from $15.7 million for the year ended December 31, 2020, to $27.7 million. Selling expenses for the year ended December 31, 2021 included $14.4 million of non-cash share-based compensation, compared to $10.2 million for the year ended December 31, 2020. Excluding the impact of non-cash share-based compensation, selling expenses increased from $5.5 million for the year ended December 31, 2020 to $13.3 million for year ended December 31, 2021. The increase was primarily due to Lion expanding its sales force in anticipation of the ramp-up of production capacity, and an increase in expenses associated with Experience Centers as a result of the opening and operations of new Experience Centers.

Transaction Costs
Transaction costs of $13.7 million for the year ended December 31, 2021 were incurred in the second quarter of 2021 and related to the completion of the Business Combination pursuant to which Lion became a public company, and were mainly composed of legal, banking, and other professional fees. No such transaction costs were incurred in fiscal 2022.

Finance Costs

Fiscal 2022 compared to Fiscal 2021
For the year ended December 31, 2022 finance costs decreased by $7.4 million, from $8.3 million for the year ended December 31, 2021, to $1.0 million. Finance costs for the year ended December 31, 2022 were net of $5.1 million of borrowing costs capitalized to the Lion Campus construction and to development costs. Excluding the impact of capitalized borrowing costs, finance costs decreased by $2.2 million compared to the year ended December 31, 2021. The decrease was driven primarily by lower interest expense on long-term debt, the non-recurrence of interest expense on convertible debt instruments that was repaid in fiscal 2021 and accretion expense on retractable common shares which were repaid on May 6, 2021, and the gain on derecognition of a financial liability (which occurred as a result of the agreement with a private company relating to the previous acquisition of dealership rights in certain territories in the United States maturing on May 7, 2022), partially offset by an increase in financing costs related to the establishment of the ATM Program and the issuance of the 2022 Warrants and interest on lease liabilities, including for the Joliet Facility.

Fiscal 2021 compared to Fiscal 2020
For the year ended December 31, 2021 finance costs decreased by $0.3 million, from $8.7 million for the year ended December 31, 2020, to $8.3 million. The decrease was driven primarily by lower accretion expense on retractable common shares which were repaid on May 6, 2021, partially offset by an increase in borrowing costs due to an increase in the amount of average debt outstanding and an increase in interest expense on convertible debt instruments (up until the respective repayments or reclassification to common shares of these related debts, which occurred on May 6, 2021), as well as and an increase in interest costs related to lease liabilities from new Experience Center openings.

Foreign Exchange Loss (Gain)

Fiscal 2022 compared to Fiscal 2021
Foreign exchange losses for both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. Foreign exchange loss for the year ended December 31, 2022, was $2.0 million compared to a loss of $1.0 million year ended December 31, 2021, largely as a result of stronger weakening of the Canadian dollar relative to the U.S. dollar during 2022, as compared to 2021.

Fiscal 2021 compared to Fiscal 2020
Foreign exchange losses and gains for both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. Foreign exchange loss for the year ended December 31, 2021, was $1.0 million compared to a gain of $0.7 million year ended December 31, 2020, largely as a result of a strengthening of the Canadian dollar relative to the U.S. dollar during 2021, as compared to 2020.

Change in Fair Value of Share Warrant Obligations

Fiscal 2022 compared to Fiscal 2021
Change in fair value of share warrant obligations resulted in a gain of $101.5 million for the year ended December 31, 2022, compared to a gain of $85.8 million for the year ended December 31, 2021, related to the warrants issued to a customer in July 2020, the public and private Business Combination Warrants issued as part of the closing of the Business Combination on May 6, 2021, and the 2022 Warrants issued in December 2022. The gain for the year ended December 31, 2022 results mainly from the decrease in the market price of Lion equity as compared to the previous valuations.

Fiscal 2021 compared to Fiscal 2020
Change in fair value of share warrant obligations resulted in a gain of $85.8 million for the year ended December 31, 2021, compared to a loss of $16.8 million for the year ended December 31, 2020, related to the warrants issued to a customer in July 2020 and the public and private Business Combination Warrants issued as part of the closing of the Business Combination on May 6, 2021. The gain for the year ended December 31, 2021 resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Net Earnings (Loss)

Fiscal 2022 compared to Fiscal 2021
For the year ended December 31, 2022, net earnings increased by $61.1 million, from a net loss of $43.3 million for the year ended December 31, 2021, to net earnings of $17.8 million. The increase in net earnings for the year ended December 31, 2022 as compared to the year ended December 31, 2021 was largely due to lower non-cash share-based compensation, lower transaction and finance costs, and the higher gain on the fair value of share warrant obligations during discussed in “Change in fair value of share warrant obligations” above, partially offset by higher gross loss and higher administrative and selling expenses (excluding share-based compensation).

Fiscal 2021 compared to Fiscal 2020
For the year ended December 31, 2021, net loss decreased by $54.0 million, from $97.4 million for the year ended December 31, 2020, to $43.3 million. The lower net loss for the year ended December 31, 2021 as compared to the year ended December 31, 2020 was largely due to the gain related to the fair value of share warrant obligations, partially offset by higher administrative and selling expenses (including share-based compensation) and transaction costs.

Comparison of Fourth Quarter Results for Fiscal 2022 and Fiscal 2021
Lion’s results of operations for the three months ended December 2022 and 2021 are presented below:

	Unaudited - three months ended
	Dec 31, 2022	Dec 31, 2021	Variation	% Change
	(dollar amounts in thousands, except share and per share data)

Revenue	$46,769	$22,870	$23,898	104%
Cost of sales	$51,533	$20,691	$30,843	149%
Gross (loss) profit	$(4,765)	$2,180	$(6,945)	n.a.
Gross profit margin	(10)%	10%	n.a	(20)%

Operating expenses:
Administrative expenses	$9,997	$12,181	$(2,184)	(18)%
Selling expenses	$5,643	$4,790	$854	18%
Operating (loss) income	$(20,405)	$(14,791)	$(5,614)	n.m.

Finance costs	$(891)	$1,194	$(2,085)	(175)%
Foreign exchange loss	$559	$2,337	$(1,778)	n.m.
Change in fair value of share warrant obligations	$(15,434)	$(46,587)	$31,153	n.m.
Net earnings (loss)	$(4,638)	$28,266	$(32,904)	n.m.

Foreign currency translation adjustment	$3,523	$3,734	$(211)	n.m.

Comprehensive income (loss)	$(1,115)	$32,000	$(33,115)	n.m.

Basic earnings (loss) per share (1)	$(0.02)	$0.15	$(0.17)	n.m.

Diluted earnings (loss) per share (1)	$(0.02)	$0.14	$(0.17)	n.m.

Basic weighted average number of common shares outstanding	200,557,268	189,721,188	–	n.a.

Diluted weighted average number of common shares outstanding	200,557,268	198,898,382	–	n.a.
n.a. = not applicable
n.m. = not meaningful

(1) All amounts have been adjusted to reflect the share split completed in connection with the Business Combination. See section 2.0 of this MD&A entitled “Basis of Presentation.”
Revenue

For the three months ended December 31, 2022, revenue amounted to $46.8 million, an increase of $23.9 million, compared to the corresponding period in the prior year. The increase in revenue was primarily due to an increase in vehicle sales volume of 103 units, from 71 units (57 school buses and 14 trucks; 43 vehicles in Canada and 28 vehicles in the U.S.) for the three months ended December 31, 2021 to 174 units (139 school buses and 35 trucks; 160 vehicles in Canada and 14 vehicles in the U.S.) for the three months ended December 31, 2022. Revenues for the three months ended December 31, 2022 were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels, as well as challenges associated with the production ramp-up and the development of certain models as further described in section 11.0 of this MD&A entitled “Key Factors Affecting Lion’s Performance”.
Cost of Sales

For the three months ended December 31, 2022, cost of sales amounted to $51.5 million, representing an increase of $30.8 million compared to $20.7 million in the corresponding period in the prior year. The increase was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing and inventory management system costs related to the ramp-up of future production capacity, higher raw material and commodity costs, and the impact of continuing global supply chain challenges and inflationary environment.
Gross (Loss) Profit
For the three months ended December 31, 2022, gross profit decreased by $6.9 million, from a gross profit of $2.2 million for the corresponding period in the prior year, to a gross loss of $4.8 million for the three months ended December 31, 2022. The decrease was primarily due to the impact of increased fixed manufacturing costs and inventory management system costs related to the ramp-up of future production capacity, higher raw material and commodity costs, product mix, and the impact of continuing global supply chain challenges and inflationary environment, partially offset by the positive gross profit impact of increased sales volumes.
Administrative Expenses
For the three months ended December 31, 2022, administrative expenses decreased by $2.2 million, from $12.2 million for the three months ended December 31, 2021, to $10.0 million for the three months ended December 31, 2022. Administrative expenses for the three months ended December 31, 2022 included $2.1 million of non-cash share-based compensation, compared to $4.4 million for the three months ended December 31, 2021. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $7.8 million for the three months ended December 31, 2021 to $7.9 million for the three months ended December 31, 2022. The increase was mainly due to an increase in expenses resulting from the expansion of Lion’s head office and general corporate capabilities in anticipation of an expected increase in business activities.
Selling Expenses
For the three months ended December 31, 2022, selling expenses increased by $0.9 million, from $4.8 million for the three months ended December 31, 2021, to $5.6 million for the three months ended December 31, 2022. Selling expenses for the three months ended December 31, 2022 included $0.4 million of non-cash share-based compensation, compared to $0.7 million for the three months ended December 31, 2021. Excluding the impact of non-cash share-based compensation, selling expenses increased from $4.1 million for the three months ended December 31, 2021 to $5.2 million for the three months ended December 31, 2022. The increase was primarily due to Lion expanding its sales force in anticipation of the ramp-up of production capacity, and an increase in expenses as a result of the opening and operations of new Experience Centers.
Finance Costs

For the three months ended December 31, 2022, finance costs decreased by $2.1 million compared to the corresponding period in the prior year. Finance costs for the three months ended December 31, 2022 were net of $5.1 million of capitalized borrowing costs. Excluding the impact of capitalized borrowing costs, finance costs increased by $3.0 million compared to the three months ended December 31, 2021. The increase was driven primarily by higher interest expense on long-term debt, due to higher debt outstanding during the quarter relating to borrowings made under the Revolving Credit Agreement, the IQ Loan, the SIF Loan, and the Finalta-CDPQ Loan Agreement, as well as an increase in financing costs related to the issuance of the 2022 Warrants, and an increase in interest costs related to lease liabilities, including for the Joliet Facility.
Foreign Exchange Loss
Foreign exchange losses for both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. For three months ended December 31, 2022, foreign exchange loss was $0.6 million, compared a loss of $2.3 million in the corresponding period in the prior year, largely as a result of a lesser weakening of the

Canadian dollar relative to the U.S. dollar during the three months ended December 31, 2022, as compared to the three months ended December 31, 2021.
Change in Fair Value of Share Warrant Obligations
Change in fair value of share warrant obligations moved from a gain of $46.6 million for the three months ended December 31, 2021, to a gain of $15.4 million, for the three months ended December 31, 2022. The gain for the three months ended December 31, 2022, was related to the warrants issued to a customer in July 2020, the public and private warrants issued as part of the closing of the Business Combination on May 6, 2021, and the 2022 Warrants issued under the December 2022 Offering, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Net Earnings (Loss)
The net loss for the three months ended December 31, 2022 as compared to the net earnings for the corresponding prior period were largely due to the lower decrease in the fair value of share warrant obligations (resulting in a lower gain) discussed in “Change in fair value of share warrant obligations” above, a gross loss (versus gross profit in the prior period), higher administrative and selling expenses (excluding share-based compensation), and higher finance costs, partially offset by lower non-cash share-based compensation.

Summary of Quarterly Results
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (amounts in thousands, except per share amounts or otherwise indicated)	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021

Revenue	$46,769	$40,978	$29,521	$22,647	$22,870	$11,925	$16,689	$6,225
Net earnings (loss)	$(4,638)	$(17,200)	$37,511	$2,102	$28,266	$123,013	$(178,490)	$(16,114)
Net earnings (loss) per share
Basic (1)	(0.02)	(0.09)	0.20	0.01	0.15	0.65	(1.13)	(0.15)
Diluted (1)	(0.02)	(0.09)	0.19	0.01	0.14	0.60	(1.13)	(0.15)
Weighted average number of shares outstanding (in thousands)
Basic	200,557	191,792	190,003	190,003	189,721	189,008	158,200	110,551
Diluted	200,557	191,792	196,667	198,499	198,898	204,710	158,200	110,551
(1) All amounts have been adjusted to reflect the share split completed in connection with the Business Combination. See section 2.0 of this MD&A entitled “Basis of Presentation.”

The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new products or applications may be introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

Reconciliation of Adjusted EBITDA
The following table reconciles net earnings (loss) to Adjusted EBITDA for the three months ended December 31, 2022, and 2021, and the years ended December 31, 2022, 2021, and 2020:

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021	2020
	(in thousands)		(in thousands)

Revenue	$46,769	$22,870	$139,914	$57,710	$23,423

Net earnings (loss)	$(4,638)	$28,266	$17,776	$(43,325)	$(97,352)
Finance costs	$(891)	$1,194	$955	$8,332	$8,667
Depreciation and amortization	$3,724	$1,643	$11,492	$5,260	$2,696
Share-based compensation(1)	$2,522	$5,080	$12,362	$71,081	$65,249
Change in fair value of share warrant obligations(2)	$(15,434)	$(46,587)	$(101,468)	$(85,796)	$16,847
Foreign exchange loss (gain((3)	$559	$2,337	$1,973	$1,037	$(681)
Transaction and other non-recurring expenses(4)	$245	$616	$2,140	$15,815	$233
Income taxes	–	–	–	–	–
Adjusted EBITDA	$(13,915)	$(7,453)	$(54,770)	$(27,596)	$(4,340)
(1)Represents non-cash expenses recognized in connection with the issuance and revaluation to fair value of stock options issued to participants under Lion’s stock option plan as described in note 15 to the annual audited consolidated financial statements as at and for years ended December 31, 2022 and 2021.
(2)Represents non-cash change in the fair value of the share warrant obligations as described in note 13 to the annual audited consolidated financial statements as at and for years ended December 31, 2022 and 2021.
(3)Represents non-cash losses (gains) relating to foreign exchange translation.
(4)For the year ended December 31, 2022, represents professional fees related mostly to supply chain and process optimization initiatives. For the year ended December 31, 2021, represents transaction costs related to the Business Combination which was completed on May 6, 2021, as described in note 4 to the annual audited consolidated financial statements, professional fees related to financing transactions, and other non-recurring professional fees. For the year ended December 31, 2020, represents professional fees related to financing transactions and other non-recurring professional fees.

14.0     Financial Position
The following table sets out selected information related to the financial position of Lion as of December 31, 2022 and 2021 as well as explanations for variations:

dollar amounts in thousands	Dec 31, 2022	Dec 31, 2021	Variation	Explanation of Variation
	$	$
Cash	88,267	241,702	(153,435)	See section 16.0 of this MD&A entitled "Liquidity and Capital Resources"
Inventories	167,192	115,979	51,213	Mainly due to higher volumes of raw materials, work in process, and finished goods inventories in line with the Company's ramp-up of manufacturing activities
Accounts receivable	62,972	37,899	25,072	Increase is mainly due to higher sales volumes in fiscal 2022 as compared to fiscal 2021
Current assets	323,498	400,227	(76,729)	Mainly due to lower cash and cash equivalents offset by increases in inventories and accounts receivable as explained above
Property, plant and equipment	160,756	32,668	128,088	Mainly due to spending related to the Joliet Facility and Lion Campus projects, see section 8.0 of this MD&A entitled “Operational Highlights”
Right-of-use assets	60,508	60,902	(394)	Mainly due to the addition related to the Lion Campus land leases, almost entirely offset by depreciation
Intangible assets	151,364	81,900	69,464
Mainly due to development costs capitalized related to enhancing existing vehicles and features, developing additional purpose-built electric vehicle platforms and continuing to develop battery systems

Total assets(1)	710,411	590,604	119,807	Mainly due to factors explained above
Trade and other payables	75,857	40,410	35,447	Mainly due to the increase in purchases of raw materials, property, plant and equipment, and intangible assets
Current liabilities	81,092	58,116	22,975	Mainly due to higher trade and other payables, offset by the repayment of the Previous Finalta Credit Facilities on November 8, 2022 as described in section 16.0 of this MD&A.
Lease liabilities	58,310	57,518	792	Mainly due to the addition related to the Lion Campus land leases, almost entirely offset by lease payments
Non-current financial liabilities(2)	133,892	106,288	27,604	Mainly due to the issuance of 2022 Warrants, to higher debt outstanding related to borrowings made under the Revolving Credit Agreement, the IQ Loan, the SIF Loan and the Finalta-CDPQ Loan Agreement, partially offset by the market price of Lion equity as compared to the previous valuations of outstanding share warrant obligations.
Non-current liabilities	192,202	163,806	28,396	Mainly due to factors explained above
Total liabilities	273,294	221,922	51,372	Mainly due to factors explained above
Total shareholders' equity	437,117	368,682	68,435
Due to net proceeds from the December 2022 Offering, the issuance of common shares under the ATM Program, share-based compensation expense, foreign currency translation adjustment, and net earnings for the twelve months ended December 31, 2022

(1)    Total assets were $127.0 million as at December 31, 2020.
(2)    Represents financial liabilities related to long-term debt, convertible debt instruments (for December 31, 2020 only), and share warrant obligations, as reflected in the Company’s audited consolidated financial statements for the years ended December 31, 2022 and 2021. Non-current financial liabilities were $76.4 million as at December 31, 2020.

15.0     Cash Flows
The following table provides a summary of Lion’s operating, investing, and financing cash flows for the three months ended December 31, 2022 and 2021, and years ended December 31, 2022, 2021, and 2020:

	(Unaudited)
	Three months ended		Years ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2020
	(in thousands)		(in thousands)

Cash flows used in operating activities	$(30,606)	$(58,640)	$(119,553)	$(130,969)	$(27,058)
Cash flows used in investing activities	$(57,221)	$(19,375)	$(204,607)	$(62,599)	$(16,794)
Cash flows from financing activities	$108,852	$(248)	$172,802	$434,697	$44,461
Effect of exchange rate changes on cash held in foreign currency	$629	$2,118	$(2,078)	$663	$(532)
Net (decrease) increase in cash	$21,654	$(76,145)	$(153,435)	$241,793	$77
Cash, end of year	$88,267	$241,702	$88,267	$241,702	$(91)

Cash Flows Used in Operating Activities

For the year ended December 31, 2022, cash flows used in operating activities was $119.6 million, and was composed of Lion’s net earnings of $17.8 million driven by the factors discussed in section 13.0 of this MD&A, entitled "Results of Operations,", more than fully offset by net changes in non-cash working capital of $58.5 million, and by net non-cash items of $78.8 million. Non-cash items of $78.8 million was mainly composed of $12.4 million for share-based compensation expense, $11.5 million for depreciation and amortization, and the $101.5 million gain related to the change in fair value of share warrant obligations. The decrease in non-cash working capital was primarily driven by increases in accounts receivable and inventories, partially offset by an increase in trade and other payables.
For the year ended December 31, 2021, cash flows used in operating activities was $131.0 million, and was composed of Lion’s net loss of $43.3 million driven by the factors discussed in section 13.0 of this MD&A, entitled "Results of Operations" including $13.7 million of transaction costs, and net changes in non-cash working capital of $83.2 million, partially offset by net non-cash items of $4.5 million. Non-cash items of $4.5 million was mainly composed of $71.1 million for share-based compensation expense, $4.7 million for accretion expense, $5.5 million for depreciation and amortization, and the $85.8 million gain related to the change in fair value of share warrant obligations. The increase in non-cash working capital was primarily driven by increases in inventory, prepaid expenses, and accounts receivable, partially offset by increases in trade and other payables.
Cash Flows Used in Investing Activities
Cash flows used in investing activities primarily relates to capitalized development costs for vehicles and battery systems, capital expenditures for equipment and machinery, leasehold improvements, and office furniture as Lion continues to invest in its business infrastructure and scales its manufacturing operations.

For the year ended December 31, 2022, cash flows used in investing activities related to capital expenditures of $129.6 million and the addition of intangible assets of $78.3 million, partially offset by government assistance related to the acquisition of property, plant and equipment and intangible assets of $3.2 million (related to the SIF loan). Capital expenditures for the year ended December 31, 2022 related primarily to the Joliet Facility and Lion Campus, as well as the ramp-up of its current manufacturing operations. The majority of the additions to intangible assets were related to capitalized development costs for vehicles and battery systems. Acquisitions of property, plant and equipment of $16.2 million and of intangible assets of $4.8 million were included in trade and other payables as at December 31, 2022.
For the year ended December 31, 2021, cash flows used in investing activities related to the addition of intangible assets of $45.0 million and capital expenditures of $19.8 million, partially offset by government assistance related to the acquisition of intangible assets of $2.2 million. The majority of the additions to intangible assets were related to capitalized development costs for vehicles and battery systems. Capital expenditures for the year ended December 31, 2021 relate primarily to the Joliet Facility and Lion Campus, as well as the ramp-up of its current manufacturing operations. Acquisitions of property, plant and equipment of $8.8 million and of intangible assets of $0.6 million were included in trade and other payables as at December 31, 2021.

Cash Flows from Financing Activities
Cash flows from financing activities were $172.8 million for the year ended December 31, 2022 and was primarily due to net proceeds relating to the December 2022 Offering of $47.2 million, borrowings made under the Revolving Credit Agreement in the amount of $71.9 million, and borrowings made under the IQ Loan and the SIF Loan in the aggregate amount of $16.6 million (net of $3.2 million recorded as a government grant related to investments at the Lion Campus), borrowings made under the Finalta-CDPQ Loan Agreement of $22.2 million, and net proceeds from the issuance of common shares under the Company's ATM program of $29.4 million, partially offset by the repayment of the Previous Finalta Credit Facilities (as defined below) in the amount of $9.8 million, and repayment of lease liabilities of $5.0 million. See section 16.0 entitled "Liquidity and Capital Resources".
Cash flows from financing activities were $434.7 million for the year ended December 31, 2021 and was primarily due to proceeds relating to the closing of the Business Combination and the concurrent equity private placement on May 6, 2021, totaling $504.5 million, partially offset by net debt payments of $68.8 million and the repayment of lease liabilities of $2.1 million.

16.0     Liquidity and Capital Resources
Liquidity and Capital Management

As of December 31, 2022, Lion had a cash balance of $88.3 million ($241.7 million as at December 31, 2021). Lion incurred an operating loss of $80.8 million for the year ended December 31, 2022, of which $12.4 million related to non-cash share-based compensation, and an operating loss of $119.8 million for the year ended December 31, 2021, of which $71.1 million related to non-cash share-based compensation. Further, the Company had negative cash flows from operating activities of $119.6 million and of $131.0 million in each of the years ended December 31, 2022 and 2021. These operating losses and negative cash flows were mainly the result of the substantial investments made by the Company to grow its business and scale its manufacturing operations. Based on the foregoing and its growth strategy, the Company expects to continue to make significant expenditures to expand the Company’s business and scale its manufacturing operations in the future. As a result, the Company may continue to incur operating losses and have negative cash flows in the short term, as it continues to execute on its growth strategy and it scales its manufacturing operations to meet anticipated demand, makes progress with the establishment of operations and ramp-up of manufacturing capacity at the Joliet Facility and the Lion Campus, purchases additional property and equipment, and continues the optimization and development of its product offering.

Lion’s primary sources of liquidity used in the funding of its operations and the execution of its growth strategy (which includes the establishment of operations and ramp-up of manufacturing capacity at the Joliet Facility and Lion Campus) are currently its cash on hand (including funds raised under the December 2022 Offering and the ATM Program as further discussed in section 17.0 of this MD&A entitled “Use of Proceeds from Public Financings”), cash it generates from the sale of its products and services, funds available under its existing credit facilities and other borrowings and debt capital as described in the section entitled “Capital Resources” below and proceeds from any future sales of securities (including under the ATM Program or any other financing transaction, as applicable). While such sources are expected to be used to fund any future costs associated with the Joliet Facility and Lion Campus, the Lion Campus is also expected to be funded from support available under the existing financing agreement with the Canadian federal government (the SIF Loan) and the existing financing agreement with the Quebec provincial government (the IQ Loan), which, subject to certain conditions, can reimburse eligible expenditures in an aggregate amount of up to approximately C$100 million (amounting to approximately C$50 million each), of which approximately $20 million was used as of December 31, 2022. The Company estimates that an additional amount of approximately $10 million in the aggregate will be advanced under the IQ Loan and SIF Loan for capital expenditures incurred in 2022 on the Lion Campus, subject to meeting the requirements for the related claim process and timing under such instruments.

During fiscal 2022, Lion explored and evaluated different financing alternatives to strengthen its financial position and allow it to continue to pursue its growth strategy, which ultimately resulted in the Company establishing its ATM Program in June 2022 and raising funds under the December 2022 Offering. Lion will continue to closely monitor market conditions and its liquidity and capital requirements and resources in the future. In the short term, Lion currently expects to continue to evaluate and seize opportunities that may become available to it to raise additional capital. Such opportunities may, depending on market conditions and subject to any applicable restrictions contained in the Company’s financing instruments, include the private or public issuance of equity (including under the ATM Program) or other form of equity-related or debt securities or indebtedness. However, there can be no assurance that any such opportunity will be available to the Company when required, or that if such opportunity is available, such capital will be available to Lion on favorable terms or in an amount sufficient to meet Lion's then capital needs. See sections 18.0 and 23.0 of this MD&A entitled “Financial Risk Management—Liquidity Risk” and “Risk Factors”, respectively.

Capital Resources

December 2022 Unit Offering

On December 16, 2022, the Company closed the “December 2022 Offering”, pursuant to which the Company issued 19,685,040 Units at a price of $2.54 per Unit. Each Unit consisted of one Common Share and one 2022 Warrant. Each whole 2022 Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $2.80 per share for a period of five years ending on December 15, 2027, subject to adjustment in certain customary events. On January 17, 2023, the Company announced full exercise and closing of the underwriters’ over-allotment option, which resulted in the Company issuing and selling to the underwriters 2,952,755 additional Units at a price of $2.54 per Unit. The December 2022 Offering resulted in aggregate gross proceeds to the Company of approximately $57.5 million (or net proceeds of $52.3 million after deducting underwriting commissions of approximately $2.9 million and other offering costs (including legal expenses) relating to the December 2022 Offering. The 2022 Warrants are trading on the NYSE under the symbol “LEV WS.A” and on the TSX under the symbol “LEV.WT.A.”

Please refer to section 17.0 of this MD&A entitled “Use of Proceeds from Public Offerings” for additional details regarding the use of proceeds from the December 2022 Offering.

ATM Program

On June 17, 2022, the Company established an ATM Program that allows the Company to issue and sell, from time to time through a syndicate of agents, newly issued common shares of the Company, for an aggregate offering amount of up to $125 million (or the Canadian dollar equivalent).

During the three months ended December 31, 2022, the Company issued 3,637,967 common shares pursuant to the ATM Program at an average price of $2.95 per share for aggregate gross proceeds of approximately $10.7 million, and for aggregate net proceeds of approximately $10.2 million after the deduction of equity issuance fees of $0.6 million. Equity issuance fees were mainly related to legal costs and net commissions paid to the agents under the ATM program for the three months ended December 31, 2022).

During the year ended December 31, 2022, the Company issued 8,346,789 common shares pursuant to the ATM Program at an average price of $3.74 per share for aggregate gross proceeds of approximately $31.2 million, and for aggregate net proceeds of approximately $29.4 million after the deduction of equity issuance fees of approximately $1.9 million. Equity issuance fees were mainly related to legal costs which includes one-time fees incurred to establish the ATM Program ($1.4 million in the aggregate for the year ended December 31, 2022) and net commissions paid to the agents under the ATM program ($0.5 million for the year ended December 31, 2022). As at December 31, 2022, an aggregate gross sales limit of approximately $94 million remained available for issuance under the ATM program.

Please refer to section 17.0 of this MD&A entitled “Use of Proceeds from Public Offerings” for additional details regarding the use of proceeds from the ATM Program.

Credit Agreement with Banking Syndicate

On August 11, 2021, Lion entered into a new credit agreement with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec (the “Revolving Credit Agreement”). The Revolving Credit Agreement was amended on January 25, 2022 to increase the maximum principal amount that may become available from time to time under the revolving credit facility, subject to the borrowing base and compliance with the covenants contained under the Revolving Credit Agreement, from $100,000,000 to $200,000,000. The credit facility under the Revolving Credit Agreement is available for use to finance working capital and for other general corporate purposes, and available to be drawn subject to a borrowing base comprised of eligible accounts (including insured or investment grade accounts) and eligible inventory, in each case, subject to customary eligibility and exclusionary criteria, advance rates and reserves. The Company estimates that as of December 31, 2022, an amount of approximately $90 million was available under the Revolving Credit Agreement based on the borrowing base calculation. The Company expects the amount available for borrowing to continue to increase as it continues to grow its working capital position. The credit facility under the Revolving Credit Facility currently bears interest at a floating rate by reference to the Canadian prime rate or pursuant to banker’s acceptance based on the CDOR rate, if in Canadian dollars, or the U.S. base rate or Term Secured Overnight Financing Rate (SOFR), if in U.S. dollars, as applicable, plus the relevant applicable margin. The Revolving Credit Agreement matures on August 11, 2024. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and certain of its subsidiaries’ property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios and namely, an all times tangible net worth test and a springing fixed charge coverage ratio based on a minimum availability test which may, from time to time, impact the maximum amount available under the revolving credit facility. For further details regarding the terms and conditions of the Revolving Credit Agreement, please refer to the copy of the Revolving Credit

Agreement which has been made available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. As at December 31, 2022, $71.9 million was drawn under the Revolving Credit Agreement, at weighted average all-in interest rate of 5.46%.

Financing Agreement with Investissement Quebec

On July 1, 2021, the Company entered into an interest-bearing secured loan agreement with Investissement Quebec (the “IQ Loan”) relating to the construction of the Lion Campus. The IQ Loan provides for financing of up to C$50,000,000, of which up to 30% is expected to be forgiven subject to certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to R&D activities. Funds will be provided to the Company by way of reimbursement of a predetermined percentage of qualified expenditures incurred by the Company, such that the ultimate amount to be received by the Company from Investissement Quebec is dependent upon qualified expenditures being made by the Company in connection with the Lion Campus. The Company will conduct work, incur expenses and fund all costs from its own capital resources, and then submit claims to Investissement Quebec for reimbursement of a predetermined percentage of eligible qualified expenditures up to C$50,000,000. Disbursement by Investissement Quebec is conditional upon, among other things, the Company's compliance with certain affirmative and negative covenants as set out in the IQ Loan, including covenants relating to Company's creation and maintenance of workforce, operations and R&D activities.

The IQ Loan bears interest at a fixed rate of 4.41%, and will be repayable over a ten-year term, beginning in June 2027. The IQ Loan contains certain affirmative and negative covenants, including covenants relating to the Company’s workforce, operations and R&D activities and to the location of its head office in the Province of Quebec, as well as certain financial covenants. The obligations under the IQ Loan are secured by a security interest, hypothec, and lien on substantially all of the Company’s movable property and assets as well as the Company's immovable rights in the Innovation Center located on the Lion Campus (in each case subject to certain exceptions and limitations). As at December 31, 2022, $10.4 million was drawn under the IQ Loan.

Financing Agreement with Strategic Innovation Fund (SIF) of the Government of Canada
On August 19, 2021, the Company entered into an unsecured non-interest bearing loan agreement with the Strategic Innovation Fund of the Government of Canada relating to the construction of the Lion Campus (the “SIF Loan”). The SIF Loan provides for financing of up to C$49,950,000, of which up to 30% is expected to be forgiven subject to certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to R&D activities. Funds will be provided to the Company by way of reimbursement of a predetermined percentage of qualified expenditures incurred by the Company, such that the ultimate amount to be received by the Company from the SIF is dependent upon qualified expenditures being made by the Company in connection with the Lion Campus. The Company will conduct work, incur expenses and fund all costs from its own capital resources, and then submit claims to the SIF for reimbursement of a predetermined percentage of eligible qualified expenditures up to C$49,950,000. Disbursement by the SIF is conditional upon, among other things, the Company's compliance with certain affirmative and negative covenants as set out in the SIF Loan, including covenants relating to Company's creation and maintenance of workforce, operations and R&D activities.
The SIF Loan is repayable over a 15-year term beginning in April 2026. The SIF Loan contains certain affirmative and negative covenants, including relating to the Company’s workforce, operations and R&D activities and to the location of its head office. As at December 31, 2022, $9.4 million was drawn under the SIF Loan, of which $6.2 million is recorded as long-term debt.

Finalta-CDPQ Loan Agreement
On November 8, 2022, Lion entered into the Finalta-CDPQ Loan Agreement with Finalta, as lender and administrative agent, and Caisse de dépôt et placement du Québec (through one of its subsidiaries), as lender, to finance certain refundable tax credits and grants under government programs. The Finalta-CDPQ Loan Agreement provides for a loan facility of up to a principal amount of C$30 million ($22.2 million) and bears interest at the rate of 10.95% per annum. The obligations thereunder are secured by a first priority security interest, hypothec and lien in certain tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other movable property and assets. The Finalta-CDPQ Loan Agreement matures on November 6, 2024. The Finalta-CDPQ Loan Agreement includes certain customary restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets, and thresholds. The Finalta-CDPQ Loan Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Upon the occurrence and during the continuance of an event of default, the lenders would be entitled to demand the immediate repayment of all amounts owing to them under the Finalta-CDPQ Loan Agreement and/or the lenders may exercise their other rights, remedies and/or recourses.
A portion of the advances made under the Finalta-CDPQ Loan Agreement was used to repay in full the Company’s previous credit facilities entered into with Finalta on May 6, 2021 (the “Previous Finalta Credit Facilities”), under which approximately $9.8 million was outstanding . All previous hypothecs and other liens relating to the Previous Finalta Credit Facilities were discharged upon repayment thereof. As of December 31, 2022, $22 million (C$30 million) was drawn under the Finalta-CDPQ Loan Agreement.
Equipment Financing
On September 27, 2022, Lion entered into a lease financing agreement with BMO Harris Bank N.A. to finance a portion of the purchase of the Company's automated guided vehicles (AGVs) for the Joliet Facility (the "BMO Equipment Financing Agreement". The lease financing is for a maximum principal amount of $10 million bears interest at a rate of 6.4% per year. It also provides for five-year lease term beginning in 2023 and it includes an early purchase option after year four.

Former Debt Instruments Repaid in Connection with the Business Combination on May 6, 2021
Credit Agreement with National Bank of Canada
On February 25, 2019, Lion entered into a credit agreement with National Bank of Canada which was amended on September 23, 2019, May 15, 2020, August 25, 2020, December 2, 2020, and December 18, 2020 (the “Credit Agreement”). The Credit Agreement provided for the following credit (i) a $27,489,000 (C$35 million) operating revolving facility, (ii) a $35,343,000 (C$45 million) term loan facility, and (iii) a $7,854,000 (C$10 million) additional term loan facility. The operating revolving credit facility included a sub-facility for standby letters of credit with an aggregate cap of $392,700 (C$500,000) (or the equivalent in other approved currencies). In connection with the closing of the Business Combination and PIPE financing, Lion repaid in full all amounts owed under the Credit Agreement, and the Credit Agreement and all security related thereto were terminated.
March 2020 Convertible Loan
In March 2020, Lion completed a financing through the issuance of a convertible loan to Investissement Quebec in the principal amount of $3,741,675 (C$5,000,000). The convertible loan had an initial maturity date of March 3, 2025, and bore interest at an annual rate of 7.5% with the interest payable at the maturity date. In connection with the closing of the Business Combination, the convertible loan was repaid in full.

September 2020 Convertible Debenture
In September 2020, Lion completed a financing through the issuance of a convertible debenture to Investissement Quebec in the principal amount of $15,340,000 (C$20,000,000). The convertible debenture had an initial maturity date of September 1, 2023 and bore interest at a rate of 15% per annum for the first year, and 18% thereafter, subject to the terms and conditions set out therein. In connection with the closing of the Business Combination and PIPE financing, the convertible debenture was repaid in full.
Off-Balance Sheet Arrangements
During the periods presented, Lion did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Maturity analysis of contractual obligations
In the normal course of business, Lion enters into contractual obligations that will require it to disburse cash over future periods. The following table sets forth the contractual undiscounted cash flows and maturity of the Company's significant contractual obligations by period as at December 31, 2022 (amounts in thousands).

	Carrying amount	Undiscounted contractual cash flows	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years
	$	$	$	$	$	$
Trade and other payables	62,384	62,384	62,384	—	—	—
Long-term debt and other debts(1)	110,673	118,341	2,450	96,150	—	19,741
Purchase and other obligations(2)	—	149,591	70,524	75,155	3,440	473
Lease obligations(3)	63,520	89,986	8,320	15,454	16,693	49,518
Total contractual obligations	236,577	420,302	143,678	186,759	20,133	69,732
(1) Represents the amounts outstanding under the Company's long-term debt and other debt (including, as applicable, current portion and interest), and includes, among others, amounts outstanding under the Revolving Credit Facility, the IQ Loan (not taking into account any potential forgiveness), the SIF Loan (not taking into account any potential forgiveness), and the Finalta-CDPQ Loan Agreement.
(2) Represents purchase and other obligations and includes, among others, purchase commitments to third party suppliers related to raw material and components used in the manufacturing of vehicles (including commitments under the Cell Supply Agreement). These agreements are usually entered into before production begins and may specify a fixed or variable quantity of material to be purchased, at a fixed or variable price. Due to the uncertainty as to the amount and pricing of material that may be purchased, the Company is generally not able to determine with precision its commitments in connection with these supply agreements. Figures included above under “Purchase and other obligations” have therefore been estimated by management based on the information available as at December 31, 2022. Amounts also include Lion's obligations under the BMO Equipment Financing Agreement and purchase commitments related to capital expenditures.
(3) Represents lease obligations for the rental of premises and rolling stock and includes, among others, lease obligations under the lease for the Joliet Facility and the Saint-Jerome facility.

Disclosure of Outstanding Share Data
As of March 9, 2023, the Company had the following issued and outstanding shares, warrants, stock options, restricted share units (“RSUs”), and deferred share units ("DSUs"):

•221,032,717 common shares, which are listed on the TSX and on the NYSE under the symbol LEV;
•27,111,323 Business Combination Warrants, which are listed on the TSX and on the NYSE under the symbols "LEV.WT" and “LEV WS,” respectively;
•22,637,795 2022 Warrants, which are listed on the TSX and on the NYSE under the symbols "LEV.WT.A" and “LEV WSA,” respectively;
•the Specified Customer Warrant which, if and when fully vested, will be exercisable for up to 35,350,003 common shares upon an exercise on a cash basis (see section 13.0 of this MD&A, entitled “Components of Results of Operations—Change in Fair Value of Share Warrant Obligations”). The portion of the Specified Customer Warrant which was vested as of March 9, 2023 was exercisable for 5,302,511 common shares;
•stock options to purchase 9,547,185 common shares;
•297,658 RSUs and 301,091 DSUs, each of which can be settled in cash and/or in common shares purchased on the open market or issued from treasury, at the discretion of Lion’s Board of Directors.
17.0     Use of Proceeds from Public Offerings
The December 2022 Offering resulted in aggregate net proceeds to the Company of approximately $52.3 million ($45.3 million in the three months ended December 31, 2022 and $7 million in January 2023 as a result of the exercise of the over-allotment option which closed on January 17, 2023). In addition, under its ATM Program, the Company raised aggregate net proceeds to the Company of approximately $29.4 million in fiscal 2022, namely $19.2 million in the three months ended September 30, 2022 and $10.2 million in the three months ended December 31, 2022. See “Liquidity and Capital Resources” under section 16.0 of this MD&A entitled “Liquidity and Capital Management.”
As per the disclosure made in the Company’s prospectus supplements dated December 12, 2022 and June 15, 2022, the principal reasons for the sale of securities under the December 2022 Offering and the ATM Program were to increase the Company’s cash balance and financial flexibility, and the net proceeds were intended to be used to strengthen the Company’s financial position, and allow it to continue to pursue its growth strategy, including the Company’s capacity expansion projects in Joliet, Illinois and Mirabel, Quebec.
As of June 30, 2022, Lion had a cash balance of $83.0 million. As of September 30, 2022, Lion had a cash balance of $66.6 million, representing a decrease of approximately $16.4 million when compared to June 30, 2022. As of December 31, 2022, Lion had a cash balance of $88.3 million, representing an increase of approximately $21.7 million when compared to September 30, 2022. In addition to proceeds from the December 2022 Offering and the ATM Program, the Company also had, for such periods, various other sources of liquidity, including cash it generated from the sale of its products and services. During the three months ended September 30, 2022 and December 31, 2022, the Company generated revenue of $46.8 million and $41.0 million, respectively. During the three months ended September 30, 2022 and December 31, 2022, the Company also incurred an operating loss of approximately $21.2 million and $20.4 million, respectively.
During the three months ended September 30, 2022, the Company incurred approximately $17 million and $11 million in connection with the construction and establishment of manufacturing operations at the Joliet Facility and Lion Campus, respectively. During the same quarter, the Company drew $2.5 million and $4.8 million under the IQ Loan and SIF Loan, respectively, to reimburse eligible expenses made in connection with the construction and establishment of manufacturing operations at the Lion Campus. During the three months ended December 31, 2022, the Company incurred approximately $19 million and $21 million in connection with the construction and establishment of manufacturing operations at the Joliet Facility and Lion Campus, respectively. During the quarter, the Company drew $4.3 million and $4.5 million under the IQ Loan and SIF Loan, respectively, to reimburse eligible expenses made in connection with the construction and establishment of manufacturing operations at Lion Campus. See section 8.0 of this MD&A entitled “Operational Highlights” for more information on the Joliet Facility and Lion Campus, including capital expenditures incurred to date.
Based on the foregoing, no changes were made to the intended use of the net proceeds from the December 2022 Offering and the ATM Program described in the Company’s prospectus supplements dated December 12, 2022 and June 15, 2022, and all of the net proceeds were deployed in accordance with such intended use.

18.0     Financial Risk Management

Lion's financial instruments, divided into financial assets and financial liabilities, are measured at the end of each period at fair value or amortized costs using the effective interest method depending on their classification determined by IFRS. By nature, financial liabilities are exposed to liquidity risk whereas financial assets are exposed to credit risk. Additionally, Lion's financial instruments and transactions could be exposed to currency and interest rate risk. While Lion may enter into hedging contracts from time to time to reduce exposure to certain of these risks, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Lion does not actively engage in the trading of financial assets for speculative purposes, nor does it write options. Furthermore, Lion does not currently have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Liquidity Risk

Liquidity risk is the risk that Lion might be unable to meet its obligations related to its financial liabilities. During fiscal 2022, Lion explored and evaluated different financing alternatives to strengthen its financial position and allow it to continue to pursue its growth strategy, which ultimately resulted in the Company establishing its ATM Program in June 2022 and raising funds under the December 2022 Offering. Lion will continue to closely monitor market conditions and its liquidity and capital requirements and resources in the future. In the short term, Lion currently expects to continue to evaluate and seize opportunities that become available to it to raise additional capital. Such opportunities may, depending on market conditions and subject to any applicable restrictions contained in the Company’s financing instruments, include the private or public issuance of equity (including under the ATM Program) or other form of equity-related or debt securities or indebtedness. Lion’s ability to access additional capital in the future when needed is not assured and, if capital is not available to Lion when and in the amounts needed, Lion could be required to delay, scale back or abandon all or part of its growth strategy, including additions to its current manufacturing facility in Saint-Jerome, as well as the expenditures relating to its expansion projects, including the Joliet Facility and Lion Campus. See sections 16.0 and 23.0 of this MD&A entitled “Liquidity and Capital Resources” and “Risk Factors,” respectively.

Credit Risk
Lion is exposed to credit risk by granting receivables to its customers. With respect to customers, Lion’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized on the consolidated statement of financial position. Lion continuously monitors defaults of customers and other counterparties, identified either individually or by group, and incorporates this information into its credit risk controls. Where available at reasonable cost, external credit ratings and/or reports on customers and other counterparties are obtained and used. Lion’s policy is to deal only with creditworthy counterparties. Lion’s management considers that all the financial assets that are not impaired or past due are of good credit quality. Lion has not experienced material credit losses to date.

Currency Risk
While Lion presents its financial statements in U.S. dollars, its functional currency is the Canadian dollar and the majority of Lion’s transactions are in Canadian dollars. Lion is exposed to currency risk due to cash, trade and other receivables, borrowings, warrant liabilities, and trade and other payables denominated in a foreign currency, being primarily the U.S. dollar.
Interest Rate Risk
Lion is exposed to interest rate risk with respect to financial assets and liabilities bearing fixed and variable interest rates as described in section 16.0 of this MD&A entitled "Liquidity and Capital Resources - Capital Reserves."

19.0     Accounting Policies, Accounting Estimates and Judgments, and New Accounting Standards Not Yet Applied
Lion's significant accounting policies are described in Note 3 to its annual audited consolidated financial statements for the year ended December 31, 2022. The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant Management Judgments in Applying Accounting Policies
The following are significant judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
•Accounting treatment of business combination
•Capitalization of internally developed intangible assets; and
•Recognition of deferred tax assets.
Key Sources of Estimation Uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities are as follows:
•Tax credits receivable;
•Impairment of non-financial assets;
•Leases;
•Useful lives of depreciable assets;
•Inventories; and
•Fair value measurement of share-based compensation and share warrant obligations.
For a more detailed discussion on these areas requiring the use of management estimates and judgments, please refer to Note 3 to Lion's annual audited consolidated financial statements for the year ended December 31, 2022.

New Accounting Standards Not Yet Applied
Amendments to IAS 1, Presentation of Financial Statements

On July 14, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and will be required to be applied retrospectively. Earlier application is permitted. The Company has determined that the adoption of this amendment will not have a significant impact on its consolidated financial statement as of the date of adoption.

Amendments to IAS 1, Presentation of Financial Statements an IFRS Practice Statement 2, Making Materiality Judgement

On February 11, 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement, to provide guidance in determining which accounting policy to disclose. The amendments require entities to disclose material accounting policies rather than significant policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements. In assessing the materiality of accounting policy information, entities need to consider both size of the transaction, other events or conditions and the nature of them, even if the related amounts are immaterial. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and will be required to be applied prospectively. Earlier application is permitted. The Company has determined that the adoption of this amendment will not have a significant impact on its consolidated financial statement as of the date of adoption.
Amendments to IAS 8, Accounting Policies, Change in Accounting Estimates and Errors
On February 11, 2021, the IASB issued amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify how to distinguish change in accounting policies, which must be applied retrospectively, from change in accounting estimate, which are accounted for prospectively. The amendments clarify the definition of accounting estimates as "monetary amounts in the financial statements that are subject to measurement uncertainty". The amendments clarifies that a change in accounting estimate is a change in input or a change in a measurement technique used to develop an accounting estimate, if they do not result in the correction of a prior period error. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on of after the start of that period. Earlier application is permitted. The Company has determined that the adoption of this amendment will not have a significant impact on its consolidated financial statement as of the date of adoption.
Amendments to IAS 12, Income Taxes
On May 6, 2021, the IASB released Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12). The amendment relates to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The objective of this amendment is to narrow the initial recognition exemption in paragraphs 15 and 24 of IAS 12, so that it would not apply to transactions that give rise to both taxable and deductible temporary differences, to the extent the amounts recognized for the temporary differences are the same. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company has determined that the adoption of this amendment will not have a significant impact on its consolidated financial statement as of the date of adoption.
Amendments to IFRS 16, Leases
On September 22, 2022, the IASB issued an amendment to IFRS 16, Leases to clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendment requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments will become effective for annual reporting periods beginning on or after January 1, 2024 and will be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.
At the date of authorization of these consolidated financial statements, several other new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company.

Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company’s consolidated financial statements.
20.0     Emerging Growth Company Status
As defined in Section 102(b)(1) of the JOBS Act, Lion is as an emerging growth company (“EGC”). As such, Lion is eligible for and relies on certain exemptions and reduced reporting requirements provided by the JOBS Act, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act and the exemption from certain more stringent executive compensation disclosure rules.

Lion will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (ii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period, (iii) the last day of the fiscal year following the fifth anniversary of the date of the closing of the Business Combination or (iv) when it has qualified as a “large accelerated filer,” which refers to when it (1) has an aggregate worldwide market value of voting and non-voting shares of common equity securities held by non-affiliates of $700 million or more, as of the last business day of its most recently completed second fiscal quarter, (2) has been subject to the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least twelve calendar months, (3) has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and (4) is not eligible to use the requirements for “smaller reporting companies,” as defined in the Exchange Act.
21.0     Internal Control over Financial Reporting
Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Founder and Executive Vice-President and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2022, the end of the periods covered by this MD&A. Based on this evaluation, the Company's Chief Executive Officer and

Founder and Executive Vice-President and Chief Financial Officer have concluded that as of December 31, 2022, the end of the periods covered by this report, the Company's disclosure controls and procedures were effective.
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

Management’s Assessment on Internal Control over Financial Reporting
The Company's management, under the supervision and with the participation of its Chief Executive Officer and Founder and its Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109.
Internal control over financial reporting refers to a process designed by, or under the supervision of, an issuer’s certifying officers, and effected by the issuer’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that the Company's receipts and expenditures are being made only in accordance with authorization of the Company's management and directors; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the annual financial statements or interim financial reports.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. As a result, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of the Company's Chief Executive Officer and Founder and its Executive Vice President and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting, as at December 31, 2022, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation under this framework, management, including the Company's Chief Executive Officer and Founder and its Executive Vice President and Chief Financial Officer concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

Changes in Internal Control over Financial Reporting
Under the supervision and with the participation of the Company's Chief Executive Officer and Founder and its Executive Vice President and Chief Financial Officer, management has determined that there have been no changes in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
22.0    Foreign Private Issuer Status
Lion qualifies as a “foreign private issuer” as defined under SEC rules. As long as Lion continues to qualify as a foreign private issuer under SEC rules (even if Lion no longer qualifies as an EGC), Lion will be exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:
•the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and
•the selective disclosure rules by issuers of material non-public information under Regulation FD.
Lion may take advantage of these exemptions until such time as Lion no longer qualifies as a foreign private issuer. Lion would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.
Foreign private issuers also are exempt from certain more stringent executive compensation disclosure rules. In addition, because Lion qualifies as a foreign private issuer under SEC rules, Lion is permitted to follow the corporate governance practices of Canada (the jurisdiction in which Lion is organized) in lieu of certain NYSE corporate governance requirements that would otherwise be applicable to Lion, including with respect to certain independence criteria as well as the composition of board committees.
23.0     Risk Factors
In addition to the risks previously described in this MD&A, including under the sections “Financial Risk Management”, and “Accounting Estimates and Judgments,” this section describes the principal risks and challenges that could have a material and adverse effect on Lion's business, results of operations or financial condition, and consequently the trading price of its common shares, and that could cause actual results to differ materially from underlying forward-looking statements included in this MD&A. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to the Company or that it currently deems to be immaterial may also materially and adversely affect its financial condition, results of operations, cash flows, or business.

Lion’s success will depend on its ability to economically develop, manufacture, market and sell its vehicles at scale and meet its customers’ business needs.
Lion’s business depends in large part on its ability to economically develop, manufacture, market and sell its vehicles at sufficient capacity to meet the transportation demands of its customers. Lion is currently working to scale its manufacturing capacity in order to successfully implement its growth strategy, by, amongst other things, continuing to ramp-up its Saint-Jerome facility as well as establishing manufacturing operations and ramping-up production at the Joliet Facility and the Lion Campus. Although Lion has experience in developing and manufacturing buses and trucks from its existing facility, such operations are currently conducted on a lower scale, and Lion has limited experience to date in high volume manufacturing of its vehicles. Lion does not know whether it will be able to develop efficient, automated, low-cost manufacturing capabilities and processes, or whether it will be able to secure reliable sources of component supply, in each case that will enable it to meet the quality, price, engineering, design, and production standards, as well as the production volumes, required to successfully mass market its vehicles and meet its business objectives and customer needs. Further, Lion has limited experience to date with developing and implementing manufacturing innovations outside of its Saint-Jerome facility. Even if Lion is successful in developing high-volume manufacturing capability and processes and can reliably source component supplies in sufficient volume, it does not know whether it will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond its control such as problems with suppliers or disruptions in the global supply chain, or in time to meet the commercialization schedules of future vehicles or specialized applications or to satisfy the requirements of its customers.
The execution of Lion’s growth strategy and scaling of its manufacturing operations, including establishing manufacturing operations and ramping-up production capacity at the Joliet Facility and the Lion Campus, is capital-intensive, and Lion has incurred and expects to continue to incur in the future significant capital expenditures in connection therewith. This may result in both short-term and long-term costs to Lion. In addition, Lion’s operations, which involve the development, design, manufacturing, sale and servicing of all electric-vehicles, are capital-intensive in nature, which may impact Lion’s ability to effectively reduce its cost structure over time. In addition, Lion’s ability to effectively reduce its cost structure over time is limited by the fixed nature of many of its planned expenses in the near-term, and its ability to reduce or defer certain long-term expenses is constrained by its need to continue investment in its growth strategy. Lion cannot provide any assurance that it will realize, in full or in part, the anticipated benefits it expects to generate from its growth strategy, including as it relates to the Joliet Facility and the Lion Campus. Failure to realize or efficiently manage any of the above or otherwise execute on its growth strategy, or Lion’s inability to enhance and scale its manufacturing capabilities and processes in accordance with its projected costs and timelines, could have a material adverse effect on Lion’s business, results of operations or financial condition.
Even if it can achieve the above benefits and successfully implement its growth strategy, any failure to manage its growth effectively could materially and adversely affect Lion’s business, results of operations or financial condition. Lion intends to expand its operations significantly, which will require it to hire and train new employees across all divisions; accurately forecast supply and demand, production and revenue; control expenses and investments in anticipation of expanded operations; establish new or expand current design, production, and sales and service facilities; and enhance administrative infrastructure, systems and processes. Failure to efficiently manage any of the above could have a material adverse effect on Lion’s business, results of operations or financial condition.
Lion’s ability to execute its growth strategy and scale its manufacturing operations will depend on its ability to ramp-up its production capacity at its Saint-Jerome manufacturing facility and establish manufacturing operations and ramp-up production capacity at the Joliet Facility and Lion Campus. Failure to increase manufacturing capacity and efficiency could have a material adverse effect on Lion’s business, results of operations or financial condition.
Although Lion’s existing Saint-Jerome, Quebec, manufacturing facility is able to satisfy Lion’s current manufacturing requirements, Lion may be unable to expand its business, satisfy demand from its current and new customers, maintain its competitive position and improve profitability if it is unable to significantly increase manufacturing capacity and efficiency. Establishing manufacturing operations and ramping-up production at the Joliet Facility and the Lion Campus requires significant cash and management resources and may not meet Lion’s expectations with respect to increasing current capacity, efficiency and satisfying additional demand. For example, if there are delays in the Joliet Facility and/or the Lion Campus becoming fully operational or achieving target yields and output, Lion may not meet its target for adding capacity, which would limit its ability to increase sales and result in lower than expected sales and higher than expected costs and expenses. In addition, while Lion does not currently expect that any substantial capital expenditure will be required to achieve the estimated potential maximum annual capacity of 2,500 vehicles at its Saint-Jerome facility, as increase in production could be achieved through additional workforce and certain optimization of production lines to take into account production ramp-up and increased output, the Company has not produced at such level to date and there is no assurance the Company will be able to do so in the short term or at all.
With respect to the Joliet Facility and Lion Campus, the Company expects to focus on building the production line for Lion buses at the Joliet Facility during fiscal 2023 with the goal of having the infrastructure in place to bring its production capacity to up to 2,500 buses on an annual basis by the end of the year, and the Company expects to focus on achieving and ramping-up commercial production of battery modules and packs at the Lion Campus with the goal of bringing its production capacity to up to 1.7 GWh on an annual basis by the end of fiscal 2023. However, this will require significant capital expenditures, time and efforts and there is no assurance that Lion will attain such objectives at a reasonable price and on a timely basis. Further, the cadence of the Company’s investments relating to the Joliet Facility and Lion Campus has been and will continue to be reassessed by management on a continuous basis depending upon, among other things, prevailing economic conditions, the demand environment for the Company’s products as well the Company’s liquidity profile, and there can be no assurance that the Company will not change its plans with respect to the Joliet Facility and/or the Lion Campus during fiscal 2023 or after, which could impact capital expenditures and timelines for those projects which, in turn, could delay or prevent Lion in meeting its target for adding capacity and limit Lion’s ability to increase sales. Failure to increase manufacturing capacity or otherwise satisfy customers’ demands may result in a loss of market share to competitors, damage Lion’s relationships with its key customers, a loss of business opportunities or otherwise materially adversely affect its business, results of operations or financial condition.
The unavailability, reduction, delay in processing, discriminatory application or elimination of governmental programs, subsidies or incentives due to policy changes, government regulation or otherwise, could result in the cancellation of certain orders for Lion vehicles or have a material adverse effect on Lion’s business, results of operations or financial condition.
Demand for Lion’s vehicles is currently highly influenced by federal, state, provincial and local tax credits, rebates, grants and other government programs, subsidies and incentives that promote the use of battery electric vehicles. Any unavailability, reduction, delay in processing, discriminatory application or elimination of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle industry or other reasons may result in the diminished competitiveness of the electric vehicle industry generally or Lion’s vehicles. While certain subsidies, rebate vouchers, tax credits and other incentives for electric vehicles have been available in the past, there is no guarantee these incentives will be available in respect of Lion’s vehicles or otherwise to Lion’s customers in the future, on the same terms and conditions or at all. The unavailability, reduction, discriminatory application or elimination of current governmental programs, subsidies or incentives could significantly affect Lion’s ability to market or sell its products or materially adversely affect Lion’s business, results of operations or financial condition.
In addition, substantially all of the vehicle orders included in Lion’s order book4 are subject to the granting of governmental subsidies and incentives, including programs in respect of which applications relating to vehicles of Lion have not yet been fully processed to date. As a result, the Company’s ability to convert its order book into actual sales is highly dependent on the granting and timing of governmental subsidies and incentives, most notably subsidies and incentives under the Quebec government’s 2030 Plan for a Green Economy, the Federal’s Infrastructure Canada’s Zero-Emission Transit Fund (ZETF), the Government of Canada Incentives for Medium- and Heavy-Duty Zero-Emission Vehicles (iMHZEV) Program, the U.S. Environmental Protection Agency Clean School Bus Program and California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). The processing times of such governmental subsidies and incentives are subject to important variations, which Lion has no control over. Approxima
4 See section 10.0 of this MD&A entitled “Order Book” for a full description of the methodology used by the Company in connection with the order book.

tely half of the vehicles included in the order book are contingent upon grants under the ZETF, in respect of which applications relating to vehicles of Lion have not yet been fully processed to date and December 31, 2025 is the latest date by which claims are required to be made according to the current eligibility criteria of the program, unless otherwise agreed by Infrastructure Canada. Any termination, modification, delay or suspension of any governmental subsidies and incentives, including, most importantly as of the date hereof, the ZETF or the Quebec Green Economy Plan, could result in delayed deliveries or the cancellation of all or any portion of orders or negatively impact demand for Lion’s vehicles, which, in turn, could have a material and adverse effect on the Company’s business, results of operations or financial condition.
Additionally, demand for Lion’s vehicles may be influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in California and Quebec, among others, designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state roads by specified dates and the enactment of various laws and other programs in support of these goals. These programs and regulations, which have the effect of encouraging the use of battery electric vehicles, could expire or be repealed or amended for a variety of reasons. For example, parties with an interest in gasoline and diesel, hydrogen or other alternative vehicles or vehicle fuels, including lawmakers, regulators, policymakers, environmental or advocacy organizations, OEMs, trade groups, suppliers or other groups, may invest significant time and money in efforts to delay, repeal or otherwise negatively influence regulations and programs that promote the use of battery electric vehicles. Many of these parties have substantially greater resources and influence than Lion has. Further, changes in federal, state, provincial or local political, social or economic conditions, including a lack of legislative focus on these programs and regulations, could result in their modification, delayed adoption or repeal. Any failure to adopt, delay in implementation, expiration, repeal or modification of these programs and regulations, or the adoption of any programs or regulations that encourage the use of other alternative fuels or alternative vehicles over battery electric vehicles, would reduce the market for battery electric vehicles and could materially adversely affect Lion’s business, results of operations or financial condition.
Lion’s inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans or other incentives for which it may apply could have a material adverse effect on its business, results of operations or financial condition.
Lion has applied, and expects in the future to apply, for federal, state and provincial grants, loans and tax incentives under government programs designed to stimulate the economy and support the production of battery electric vehicles and related technologies. Lion anticipates that in the future there will be new opportunities to apply for grants, loans and other incentives from federal, state, provincial and foreign governments. Lion’s ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of Lion’s applications to participate in such programs. Lion cannot assure that it will be successful in obtaining any of these additional grants, loans and other incentives, and Lion’s inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which it may apply could have a material adverse effect on its business, results of operations or financial condition.
Lion may in the future need to raise additional funds to meet its capital requirements and pursue its growth strategy, and such funds may not be available to Lion on commercially reasonable terms or at all when it needs them, which could materially adversely affect Lion’s business, results of operations or financial condition.
As of December 31, 2022, Lion had a cash balance of $88.3 million ($241.7 million as at December 31, 2021). The development, design, manufacturing, sale and servicing of Lion’s battery electric vehicles is capital-intensive. In addition, the Company’s growth strategy, including the establishment of manufacturing operations at the Joliet Facility and the Lion Campus, as well as the ramp-up in production capacity and hires, require significant cash. As indicated in section 8.0 of this MD&A entitled “Operational Highlights”, the cadence of the Company’s investments relating to the Joliet Facility and the Lion Campus has been and will continue to be reassessed by management on a continuous basis depending upon, among other things, prevailing economic conditions, the demand environment for the Company’s products as well the Company’s liquidity profile. However, Lion’s business and growth strategy are capital-intensive, and Lion’s ability to reduce or defer certain long-term expenses is constrained by its need to continue investment in its growth strategy, such that the specific timing of cash inflows and outflows may fluctuate substantially from period to period. As a result of the foregoing, Lion may in the future need to raise additional funds.
In the short-term, Lion currently expects to continue to evaluate and seize opportunities that become available to it to raise additional capital. Such opportunities may, depending on market conditions and subject to any applicable restrictions contained in the Company’s financing instruments, include the private or public issuance of equity (including under Lion’s ATM Program) or other form of equity-related or debt securities or through obtaining credit from government or financial institutions. The availability of additional funds to Lion will depend on a variety of factors, some of which are outside of its control. Additional funds may not be available to Lion on commercially reasonable terms or at all when it needs them. As such, Lion’s ability to access additional capital in the future when needed is not assured and, if capital is not available to Lion when and in the amounts needed, Lion could be required to delay, scale back or abandon all or part of its growth strategy, including additions to its current manufacturing facility in Saint-Jerome, as well as the expenditures relating to its expansion projects, including the Joliet Facility and Lion Campus, which could materially adversely affect its business, results of operations or financial condition.
In addition, management retains broad discretion in the application of the available funds, and shareholders of Lion will be relying on management’s judgment regarding such application. If additional funds are raised by issuing equity securities, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares, Lion’s existing shareholders may incur dilution and the market price of Lion’s common shares could decline.
Lion has a history of losses and negative cash flows from operating activities and there is no guarantee it will achieve or sustain profitability.
Lion incurred an operating loss of approximately $81 million for the year ended December 31, 2022, and approximately $120 million for the year ended December 31, 2021. Further, Lion had negative cash flows from operating activities of approximately $120 million for the year ended December 31, 2022, and approximately $131 million for the year ended December 31, 2021. These operating losses and negative cash flows were mainly the result of the substantial investments Lion made to grow its business and scale its manufacturing operations. Lion expects to continue to make significant expenditures to expand its business and scale its manufacturing operations in the future, both in the United States and Canada, including in connection with the establishment of manufacturing operations and ramp-up of production capacity at the Joliet Facility and the Lion Campus; the design, development and production of its products; the hire of other employees across all divisions; the purchase of inventories of parts and components for its vehicles, including battery cells, modules and packs; the expansion of its design, development, installation and servicing capabilities, including Lion experience centers; and an increase in its administrative functions to support its growth. Lion also expects to continue spending on technical and other operational enhancements to its business and to continue to invest in development activities as it continues to introduce new products, specialized applications and solutions.
While Lion expects to generate positive cash flows and profitability over time, the aforementioned anticipated expenditures will make it very challenging for Lion to achieve profitability and positive cash flow and Lion cannot guarantee it will achieve either in the near or medium term, or at all. If Lion is unable to generate adequate revenue growth and manage its expenses, it may continue to incur losses and have negative cash flows from operating activities, which could materially adversely affect Lion’s business, results of operations or financial condition. In addition, Lion may make decisions that could reduce its short-term operating results if it believes those decisions will improve the quality of its products or services or improve its operating results, business or prospects over the long-term. These decisions may not be consistent with the expectations of investors and may not produce the long-term benefits that Lion expects, in which case Lion’s business, results of operations or financial condition may be materially and adversely affected.
There is no guarantee that Lion will have sufficient cash flow from its business to pay its indebtedness or that Lion will not incur additional indebtedness.
As of March 9, 2023, Lion had outstanding approximately $88 million in aggregate principal amount of indebtedness. Lion’s indebtedness may increase its vulnerability to any generally adverse economic and industry conditions. Lion may, subject to the limitations in the terms of its existing and future indebtedness, incur additional debt, secure existing or future debt or recapitalize its debt.
Lion’s ability to make scheduled payments of the principal and interest on its indebtedness when due or to refinance its indebtedness as it may need or desire depends on the future performance of the Company, which is subject to economic, financial, competitive and other factors beyond Lion’s control as well as the other risks described in this section 23.0 of the MD&A entitled “Risk Factors”. Lion’s business may not continue to generate cash flow from operations in the future sufficient to satisfy its obligations under its existing indebtedness and any future indebtedness Lion may incur. If Lion is unable to generate such cash flow, Lion may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be highly onerous or dilutive. Lion’s ability to refinance existing or future indebtedness will depend on the capital markets and its financial condition at such time. Lion’s ability to make payments may be limited by law, by regulatory authority or by agreements governing Lion’s current or future indebtedness. Lion may not be able to engage in these activities on desirable terms or at all. In addition, Lion’s ability to finance its operations, capital expenditures and working capital needs could be impacted by a rise in interest rates, as any such increase in interest rates would lead to higher costs of borrowing for the Company. Lion may not be able to effectively manage its borrowing costs and may lack alternative sources of funding to mitigate risks associated with a rise in interest rates. Any of the foregoing could materially adversely affect Lion’s business, results of operations or financial condition.
Lion is dependent on its manufacturing facilities. If one or more of its current manufacturing facilities becomes inoperable, capacity constrained or if operations are disrupted, Lion’s business, results of operations or financial condition could be materially adversely affected.
Lion’s business is and will be dependent on the continued operations of its Saint-Jerome, Quebec, manufacturing facility as well as the Joliet Facility and Lion Campus, where the Company is currently establishing manufacturing operations and which will require significant capital expenditures in the future. To the extent that Lion experiences any operational challenges or future risks relating to such facilities, including, among other things, any of its current manufacturing facilities becoming capacity constrained, failures to comply with applicable regulations and standards, fire and explosions, severe weather and natural disasters (such as floods and hurricanes), failures in water supply, major power failures, equipment failures, work stoppages or slowdowns, Lion will be required to make capital expenditures even though it may not have available resources at such time. In addition, manufacturing of Lion’s vehicles requires it to store a significant number of lithium-ion cells at its facility. Any mishandling of battery cells may cause disruption to the operation of Lion’s facilities. While Lion has implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could disrupt Lion’s operations. Such damage or injury could lead to adverse publicity, potential safety recalls and materially adversely affect Lion’s business, results of operations or financial condition. Additionally, Lion may not be adequately covered by its insurance policies to cover for such disruptions on capital expenditures. As a result, Lion’s insurance coverage and available resources may prove to be inadequate for events that may cause significant disruption to its operations. Any disruption in Lion’s manufacturing processes could result in delivery delays, scheduling problems, increased costs, or production interruption, which, in turn, may result in its customers deciding to cancel existing orders or purchase products from its competitors. If one or more of Lion’s manufacturing facilities becomes inoperative, capacity constrained or if operations are disrupted, its business, results of operations or financial condition could be materially adversely affected.
Increases in costs, disruption of supply or shortage of raw materials, particularly lithium-ion battery cells and battery modules and packs, could impact Lion’s ability to execute its growth strategy or materially adversely affect Lion’s business, results of operations or financial condition.
Lion has experienced and may continue to experience increases in the cost or a sustained interruption in the supply or shortage of raw materials, including as a result of the current global supply chain disruptions or other factors which may or may not be specific to Lion. Any such increase in cost or supply interruption or shortage could materially adversely affect Lion’s business, results of operations or financial condition. Components in Lion’s vehicles are made of various raw materials, and the prices for these raw materials may fluctuate depending on a variety of factors, including market conditions, global supply and demand for these materials, global economic conditions (including as a result of the current inflationary environment) and geopolitical risks, such as the current military conflict between Russia and Ukraine and related sanctions, export controls or other actions that may be initiated by nations, and could materially affect Lion’s business, results of operations or financial condition. Although Lion has, in certain cases, entered into long-term contractual arrangements with suppliers with respect to the supply of certain key components of its vehicles, including lithium-ion batteries and cells, Lion is nevertheless exposed to multiple risks relating to such supply, including: the inability or unwillingness of current lithium-ion battery cell manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric vehicle industry as demand for such cells increases; disruptions in the supply of cells, modules or packs that could arise due to, among other things, quality issues or recalls by battery cells, modules or packs manufacturers, suppliers favoring larger volume customers over Lion, the acquisition of suppliers by Lion’s competitors, any key or other supplier of Lion becoming economically distressed, insolvent or bankrupt; increased regulation of supply chains; and an increase in the cost of raw materials, such as cobalt. Any disruption in the supply of battery cells, modules or packs or other key vehicle components such as motors, fiberglass, composite panels and harnesses could temporarily disrupt production of Lion’s vehicles or result in delays in respect of the deliveries of certain orders until a different supplier is identified and fully qualified, which could result in the cancellation of existing orders for its vehicles. Moreover, manufacturers of battery cells, modules or packs or other components may refuse to supply electric vehicle manufacturers if they have concerns about the use of their supplies. Furthermore, various fluctuations in market and economic conditions may cause Lion to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for raw materials would also increase Lion’s operating costs and could reduce Lion’s margins if the increased costs cannot be recouped through increased vehicle prices. In addition, as pricing of Lion’s products is determined at the time an order is passed and generally cannot be subsequently adjusted at the time of delivery and payment to take into account any increase in the price of raw materials, any delay by Lion in producing and delivering vehicles increases Lion’s exposure to the risk of an increase in such costs, which increase will ultimately needs to be absorbed by Lion and could reduce Lion’s margins.
Lion currently relies on third party battery suppliers to source battery cells, modules and packs that it integrates in its vehicles. In connection with the establishment of its manufacturing operations at the Lion Campus, Lion plans on manufacturing its own battery modules and packs that will integrate 21700 cylindrical battery cells sourced from third party suppliers. Lion intends to continue in certain instances to rely on third-party suppliers for battery packs. By producing battery packs in-house, Lion expects to increase optimization for product design, cost and production efficiency. However, Lion’s efforts to develop and manufacture such battery modules and packs have required and may require significant investments and there can be no assurance that Lion will realize, in full or in part, the anticipated benefits it expects to generate from producing battery modules and packs in-house at the Lion Campus. If Lion cannot establish battery manufacturing operations at the Lion Campus and ramp-up production (which will, among others, require Lion to pass all tests and certifications required to produce battery modules and packs in-house and complete the integration of such battery packs into Lion vehicles), or if it cannot do so in a cost-effective or timely manner, Lion could have to curtail its planned vehicle production or procure additional battery modules and packs from suppliers at potentially greater costs, either of which could materially adversely affect Lion’s business, results of operations or financial condition. In addition, even if Lion can establish battery manufacturing operations at the Lion Campus, failure to meet the quality, engineering, design, and production standards for its proprietary battery modules and packs, as well as the necessary production volumes, could materially adversely affect Lion’s business, results of operations or financial condition.

As previously disclosed, the Company entered into a multi-year supply contract with Romeo in November 2020 pursuant to which the Company has committed to purchase from Romeo, and Romeo has committed to supply to the Company, battery packs, subject to an agreed upon maximum purchase price. To date, the Company has outstanding purchase orders for the purchase of battery packs, and Romeo has failed to comply with its obligations under such orders. The Company believes as of the date hereof that it is unlikely that Romeo will voluntarily comply with its obligations under the contract and outstanding purchase orders. The Company initiated arbitration proceedings in order to enforce the terms and conditions of the contract. As per the terms of the contract, the arbitration proceedings are conducted on a confidential basis. In addition, the Company initiated legal proceedings against Nikola in the beginning of fiscal 2023 on the basis that it intentionally interfered in the Company’s contractual relationship with Romeo and in the Company’s business expectancy with respect to its relationship with Romeo. Battery packs that the Company contracted to purchase from Romeo under the parties’ supply agreement are specifically designed to be mounted on Lion8T vehicles, and the Company has invested significant time and resources, including with respect to R&D, in connection with the development of such battery packs at the price agreed upon. While the Company is looking at alternative supply options that could potentially be available in the long-term if necessary in light of the current situation with Romeo, the Company does not currently have any comparable and readily available alternative supply solution. Any adverse outcome of the arbitration proceedings with Romeo or legal proceedings against Nikola could adversely impact the Company’s manufacturing activities, including the deliveries of Lion8T models. In addition, regardless of the outcome, the arbitration proceedings with Romeo and proceedings against Nikola could be protracted and costly to the Company and cause management to divest time and attention from other aspects of Lion’s business, all of which could, alone or in combination with the impact on the Company's manufacturing operations described above, materially adversely affect Lion’s business, results of operations or financial condition
Lion is dependent on third-party suppliers, some of which are single-source suppliers, and Lion expects to continue to rely on third-party suppliers. The inability of any such supplier to deliver necessary parts or components according to Lion’s schedule and at prices, volumes or quality levels acceptable to it, or the termination or interruption of any supply arrangement could materially adversely affect Lion’s business, results of operations or financial condition.
Each Lion vehicle is designed and assembled in-house, using parts and components sourced from third-party suppliers such that Lion is dependent on its third-party suppliers, some of which are single or limited source suppliers, and such suppliers’ ability to supply and manufacture parts and components included in Lion’s vehicles. Lion expects to continue to rely on third parties to supply and manufacture such parts and components in the future, as well as to maintain and grow its supply chain for its manufacturing operations in both Canada and the United States. While Lion obtains components from multiple sources whenever possible, some of the components used in its vehicles, including certain key battery system components, are purchased from a single source. While Lion believes that it may be able to establish alternate supply relationships and can obtain or potentially engineer replacement components for some of its single source components, it may be unable to do so in the short term or at all, or at prices, volumes or quality levels that are acceptable to it. In addition, the inability of any of Lion’s suppliers to deliver necessary parts or components according to Lion’s schedule and at prices, volumes or quality levels acceptable to Lion, or the termination or interruption of any material supply arrangement could materially adversely affect Lion’s business, results of operations or financial condition. Also, if any of Lion’s suppliers become economically distressed or go bankrupt, or is acquired by a competitor of Lion, Lion may be required to, as applicable, provide substantial financial support or take other measures to ensure supplies of components or materials, which could increase its costs, affect its liquidity or cause production disruptions, all of which could materially adversely affect Lion’s business, results of operations or financial condition.
In addition, Lion operates in multiple jurisdictions is party to certain agreements with suppliers, vendors, and other third parties located in jurisdictions that could impact enforcement of judgments against such third parties. These agreements may contain provisions that limit such third parties’ liability, require arbitration or litigation in a specific jurisdiction, or provide for indemnification against certain claims. Any limitation in Lion enforcing its rights of judgments against suppliers or other third parties could materially adversely affect Lion’s business, results of operations or financial condition.
Lion may not be able to adequately forecast its inventory and supply requirements, its manufacturing capacity and its profitability under customer orders, which could result in a variety of inefficiencies in its business and hinder its business and could materially adversely affect Lion’s business, results of operations or financial condition.
It is difficult to predict Lion’s future sales. In addition, the vehicles included in Lion’s vehicle order book as of March 9, 2023 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2025, and substantially all deliveries were subject to the granting of subsidies and incentives with processing times that are subject to important variations such that there has been in the past and Lion expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times. As a result, it is difficult for Lion to appropriately budget for Lion’s expenses, and Lion may have limited insight into trends that may emerge and affect its business. Lion is required to forecast its demand and its deliveries in order to build its inventory and save supply several months prior to the scheduled delivery of products to customers. Currently, there remains limited historical basis for making judgments on future demand and pace of delivery for Lion’s vehicles or its ability to mass develop, manufacture and deliver vehicles at scale, or Lion’s profitability in the future. If Lion fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays. If Lion overestimates manufacturing requirements, it or its suppliers may have excess inventory, which indirectly could increase Lion’s costs. If Lion underestimates manufacturing requirements, it or its suppliers may have inadequate inventory, which could interrupt manufacturing of Lion’s vehicles and result in delays in revenues. In addition, lead times for materials and components that Lion’s suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If Lion fails to order sufficient quantities of product components in a timely manner, the delivery of vehicles to its customers could be delayed, which could result in the cancellation of existing orders or materially adversely affect its business, results of operations or financial condition.
In addition, the MPA with the Specified Customer requires Lion to reserve necessary manufacturing capacity to deliver up to 500 trucks per year between now and 2025 and the greater of 500 trucks per year or 10% of Lion’s manufacturing capacity from 2026 to 2030, which could hinder Lion’s ability to capitalize on future business opportunities. While the Specified Customer has placed a limited number of orders to date, any significant order placed by the Specified Customer could potentially disrupt Lion’s manufacturing operations and impact the delivery schedule of existing orders. Almost all of Lion’s customers operate on a purchase order basis, which means such customers are not required to purchase any specified minimum quantity of vehicles beyond the quantities in an existing purchase order and may in certain circumstances cancel or reschedule purchase orders on relatively short notice, including as a result of the loss or delay in processing of a governmental incentive or subsidy on which an order is conditioned upon, the Company not delivering the vehicle in accordance with the delivery period provided for in the applicable purchase order or otherwise. In additions, delay in the processing of governmental incentives or subsidies have required and may require in the future the Company to reschedule delivery periods under existing purchase orders, which if unsuccessful, can result in the cancellation of orders. Cancellations or a rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing sufficient time to reduce, or delay the incurrence of, corresponding inventory and operating expenses, which could materially adversely affect Lion’s business, results of operations or financial condition.

Lion may not succeed in establishing, maintaining and strengthening its brand, which would materially and adversely affect customer acceptance of its vehicles, which could materially adversely affect its business, results of operations or financial condition.
Lion’s business heavily depends on its ability to develop, maintain and strengthen the Lion brand. If it is unable to establish, maintain and strengthen its brand, Lion may lose the opportunity to build and maintain a critical mass of customers. Lion’s ability to develop, maintain and strengthen the Lion brand will depend heavily on the success of its sales and marketing efforts, and doing so may be challenging due to Lion’s limited operating history relative to established competitors, customer unfamiliarity with its products, any delays it may experience in scaling manufacturing, delivery and service operations to meet demand, competition and uncertainty regarding the future of electric vehicles, Lion’s production and sales performance compared with market expectations, and other factors including some over which Lion has no control. The all-electric vehicle industry, and the alternative fuel vehicle industry in general, are highly competitive, and Lion may not be successful in building, maintaining and strengthening its brand. Many of Lion’s current and potential competitors, particularly manufacturers headquartered in the United States, Japan and the European Union, have greater name recognition, broader customer relationships and substantially greater resources than Lion. Failure to develop and maintain a strong brand would materially and adversely affect customer acceptance of Lion’s vehicles, could result in suppliers and other third parties being less likely to invest time and resources in developing business relationships with Lion, and could materially adversely affect Lion’s business, results of operations or financial condition.
In addition, Lion’s brand is dependent on the performance characteristics of Lion’s vehicles, including battery life and range, which may vary or decline over time including due to factors outside of Lion’s control. Driver behavior, usage, speed, terrain, time and stress patterns may impact the ability of the batteries incorporated into Lion vehicles’ (whether purchased from third party suppliers or produced in-house) to hold a charge, which would decrease Lion’s vehicles’ range before needing to recharge. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions and Lion’s brand, and could materially adversely affect Lion’s business, results of operations or financial condition. Lion cannot guarantee that battery life and range deterioration will not be greater than what is currently anticipated. Any battery life and range deterioration greater than what’s currently anticipated could harm Lion’s reputation and brand, result in customers purchasing vehicles from other manufacturers or in the cancellation of certain orders for Lion vehicles, which could have a material adverse effect on Lion’s business, results of operations or financial condition.
Furthermore, Lion’s product offering includes certain vehicles for which Lion has substantially completed the development phase but for which commercial production has not commenced, and Lion is also working with third-party suppliers to enable it to offer a variety of vehicle configurations, upfit equipment options and applications, some of which are still in the process of being developed and/or integrated into Lion’s vehicles. Vehicle manufacturers often experience, and the Company has in the past experienced delays in the design and launch of new products. Any delay in the financing, design, production and launch of new products, specialized applications or solutions, or in doing so cost-effectively and with high quality, could harm Lion’s reputation and brand or materially adversely affect its business, results of operations or financial condition.
Lion’s growth will depend on its ability to successfully attract new customers and to retain existing customers. Failure to increase sales to both new and existing customers could have a material adverse effect on Lion’s business, results of operations or financial condition.

Lion’s success, and its ability to increase revenue and operate profitably, depends in part on its ability to identify new customers and, its ability to retain existing customers, and its ability to meet current and new customers business needs. Failure to achieve any of the foregoing could materially and adversely affect Lion’s business, results of operations or financial condition. Lion may fail to attract new customers or retain existing customers, retain revenue from existing customers or increase sales to both new and existing customers as a result of a number of other factors, including:

•reductions in Lion’s existing or potential customers’ spending levels, including as a result of any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes;
•increases to customer borrowing costs as a result of higher inflation level or an increase in interest rates;
•competitive factors affecting the battery electric vehicles industry, including the introduction of other alternative fuel vehicles or other technologies; discount, pricing and other strategies that may be implemented by its competitors;
•its ability to execute on its growth strategy;
•a decline in its customers’ level of satisfaction with its vehicles and services;
•changes in its relationships with third parties, including its suppliers and other partners;
•the timeliness and success of new products it may offer in the future; and
•its focus on long-term value over short-term results, meaning that Lion may make strategic decisions that may not maximize its short-term revenue or profitability if it believes that the decisions are consistent with its vision and will improve its financial performance over the long-term.
The electric vehicle industry is highly competitive and Lion is likely to face competition from a number of sources. Lion may not be successful in competing in this industry, which may materially adversely affect its business, results of operations or financial condition.
The North American medium and heavy-duty urban truck market is highly competitive today and Lion expects it will become even more so in the future. Lion’s competition for their trucks comes from manufacturers of purpose-built all-electric vehicles such as Nikola, BYD, and Xos, manufacturers of hybrid/retrofit EVs such as Workhorse, Lightning eMotors, and Hyliion, and manufacturers of trucks with internal combustion engines powered by diesel fuel, which includes Traton, Daimler, Volvo, PACCAR, Hino (Toyota), and other automotive manufacturers. Lion cannot assure that customers will choose its vehicles over those of its competitors’ diesel-powered trucks. As of March 9, 2023, few class 5 to 8 electric trucks or battery electric buses are being sold in the United States or Canada. However, Lion expects that an increasing number of competitors will enter the electric truck market within the next several years.
The North American school bus market is mainly concentrated in the hands of three incumbent automotive original equipment manufacturers (“OEMs”) selling primarily diesel school buses: Blue Bird Corporation, Thomas Built Buses (Daimler), and IC Bus (Navistar International, subsidiary of Traton). These manufacturers mainly compete with Lion’s school buses through their traditional diesel offering but are beginning to rollout electric models. In addition to the incumbent diesel school bus OEMs, a few early-stage EV OEMs have entered in competition with Lion such as Green Power Motor, which offers purpose-built electric Type D school buses, and Trans Tech, which offers retrofit electric Type A school buses. In addition, Proterra offers electric transit buses.
Some of Lion’s current and potential competitors may also have greater financial resources, more extensive development, manufacturing, technical, marketing and service capabilities, greater brand, customer and industry recognition, a larger number of managerial and technical personnel or a lower cost of funds than Lion does or other competitive advantages relative to Lion. Many of Lion’s current and potential competitors may also be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.
Lion expects competition in its industry to intensify in the future in light of increased demand for electric and other alternative fuel vehicles and continuing globalization. Factors affecting competition include total cost of ownership, product quality and features, innovation and development time, pricing, availability, reliability, safety, fuel economy, customer service (including breadth of service network) and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect Lion’s business, financial condition and results of operation. There can be no assurances that Lion will be able to compete successfully in the markets in which it operates. If Lion’s competitors introduce new vehicles or services that compete with or surpass the quality, price, performance or availability of Lion’s vehicles or services, Lion may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow it to generate attractive rates of return on its investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could materially adversely affect Lion’s business, results of operations or financial condition.
The use of lithium-ion cells may become disfavored as a result of the availability, or perceived superiority of, other types of batteries or technologies, and the occurrence of certain unforeseen events could result in negative public perception of lithium-ion cells.
Lion’s vehicles use lithium-ion cells, which Lion believes currently represent the industry standard for battery technology for electric vehicles. It is possible, however, that other types of batteries or technologies may become favored in the future, such as lithium-iron phosphate or hydrogen. While Lion believes that its products and services based on the lithium-ion cells that it has chosen for its vehicles present advantages with respect to ease of integration and underlying performance, it is possible that Lion’s customers and partners may deem other technologies as sufficient or superior for their purposes and decide to partner with other manufacturers who employ such technologies. It is possible that the performance, safety features or characteristics, reliability or cost-effectiveness of another form of battery or technology could improve in the future such that the lithium-ion cells used in Lion’s vehicles could become, or be perceived as, inferior or obsolete. In the event that a new form of battery or technology emerges or is deemed to exhibit better performance, operate at lower cost or exhibit better safety features, Lion could be compelled to attempt to integrate those new types of batteries into its vehicles, which may not be possible or feasible at a price that could be attractive to its customers. Any developments with respect to new battery technology, or new electrification technologies that are based on unforeseen developments in cell technology, or the perception that they may occur, may prompt the Company to invest heavily in additional research to compete effectively with these advances, which research and development may not be effective. Any failure by Lion to successfully react to changes in existing technologies could materially adversely affect Lion’s business, results of operations or financial condition.
In addition, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications, the social and environmental impacts of cobalt mining or any future incident involving lithium-ion cells, such as a vehicle or other fire, even if such incident does not involve Lion’s vehicles, could result in negative public perception of lithium-ion cells, which could materially adversely affect Lion’s business, results of operations or financial condition. The battery packs within Lion’s vehicles use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery pack is designed to contain any single cell’s release of energy without spreading to neighboring cells, a field or testing failure of Lion’s vehicles could occur, which could result in bodily injury or death and could subject Lion to lawsuits, product recalls, or redesign efforts, all of which could be time consuming and expensive, and materially adversely affect Lion’s business, results of operations or financial condition.
Failure to carry adequate insurance coverage may have a material adverse effect on Lion’s business, results of operations or financial condition.

Lion maintains liability insurance, property and business interruption insurance, cargo insurance, cybersecurity insurance, automotive liability insurance and directors and officers insurance, and such insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions. However, there is no guarantee that Lion’s insurance coverage will be sufficient, or that insurance proceeds will be paid to Lion in a timely manner. In addition, there are types of losses Lion may incur but against which it cannot be insured or which it believes are not economically reasonable to insure, such as losses due to acts of war and certain natural disasters. Additionally, manufacturing of Lion’s vehicles requires it to store a significant number of lithium-ion cells at its facility, and Lion has and may in the future have difficulties in obtaining and maintaining insurance policies covering such risk, whether at reasonable costs, on acceptable terms or with adequate coverage or at all. As a result, Lion may also decide not to insure a portion of its battery cells, modules or packs inventory and manage the risk relating to the storage of battery cells, modules or packs differently, such as diversifying storage solutions and locations. If Lion incurs any material losses in connection with the foregoing, its business, results of operations or financial condition could be materially adversely affected. Moreover, Lion may not be able to maintain insurance policies in the future at reasonable costs, on acceptable terms or with adequate coverage for certain specific risks or types of assets, such as batteries, which in turn may adversely affect the Company’s business, results of operations or financial condition.
Unfavorable economic conditions may have a material adverse effect on Lion’s business, results of operations and financial condition.
Lion’s business may be affected by global economic markets and levels of consumer comfort and spend, including recessions, slow economic growth, economic and pricing instability (including the current inflationary environment), increase of interest rates and credit market volatility, all of which could impact demand in the worldwide transportation industries or otherwise have a material adverse effect on Lion’s business, operating results and financial condition. In addition, unforeseen events such as the global COVID-19 pandemic and geopolitical conflicts, including the current military conflict between Russia and Ukraine, have resulted and may in the future result in widespread disruptions to economic markets, manufacturing operations, supply chains, employment and consumer behavior or governmental spending (as a result of a reduction or different allocation in spending or otherwise). Lion has already experienced, and may continue to experience, adverse effects as a result of these events, including supply chain disruptions and labor shortages. The impact of these and any future unforeseen events on Lion’s business, results of operations and financial condition is yet unknown and varied across geographic regions. Lion’s ability to accurately project supply and demand, infrastructure requirements and pace of delivery for Lion’s vehicles and allocate resources accordingly is critical. If current global market conditions continue or worsen, including further pandemic-related disruptions, geopolitical conflicts, or other unforeseen events, Lion’s business, results of operations and financial condition could be materially adversely affected.
Increased freight and shipping costs or disruptions in transportation and shipping infrastructure could materially adversely impact Lion’s business, results of operations or financial condition.
Lion uses external freight shipping and transportation services to transport and deliver its vehicles as well as subcomponents and raw materials incorporated therein. Adverse fluctuations in freight costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure at important shipping and delivery points for Lion’s products and subcomponents incorporated in Lion’s vehicles have affected and could materially adversely affect Lion’s business, financial condition and results of operations. For example, over the past years, global supply chain disruptions resulted in delivery delays and increases in transportation costs which negatively affected Lion’s sales, cost of sales and gross profits. Any further delivery delays and increases in transportation costs (including through increased fuel costs, increased carrier rates or driver wages as a result of driver shortages, a decrease in transportation capacity, or work stoppages or slowdowns) could significantly decrease Lion’s ability to make sales and earn profits. Labor shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries or which could necessitate Lion securing alternative shipping suppliers has increased in the past and could also increase Lion’s costs or otherwise materially adversely affect its business, results of operations or financial condition.
Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on Lion’s business, results of operations or financial condition.
Lion generally provides a limited warranty against defects for all of its products, and customers may in certain instances purchase extended warranties. In addition, Lion may in the future be required to make product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety, even if the defects related to any such recall or liability are not covered by Lion’s limited warranty. Although Lion employs quality control procedures, products manufactured by it will need repair or replacement or may be recalled. Lion’s standard warranties generally require it to repair or replace defective products during such warranty periods at no cost to the consumer. Lion records provisions based on an estimate of product warranty claims, but there is the possibility that actual claims may exceed these provisions and therefore negatively impact Lion’s results of operations of financial condition. Although Lion has not to this date made any major product recall, it could in the future be required to make major product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety. In addition, the risks associated with product recalls may be aggravated if production volumes increase significantly, supplied goods do not meet Lion’s standards, Lion fails to perform its risk analysis systematically or product-related decisions are not fully documented. The repair and replacement costs that Lion could incur in connection with a recall could have a material adverse effect on its business, results of operations or financial condition. Product recalls could also harm Lion’s reputation and cause it to lose customers, particularly if recalls cause consumers to question the safety or reliability of its products, which could have a material adverse effect on its business, results of operations or financial condition.
In addition, purchase agreements with Lion’s customers may from time to time contain, in addition to Lion’s limited warranty, undertakings related to certain specific levels of performance and availability for the vehicles sold thereunder. Failure by Lion to provide the required levels of performance and availability, even if such failure is the result of factors outside of Lion’s control, could result in Lion being liable under such contractual arrangements or allow customers to terminate their arrangements with Lion, which could have a material adverse effect on its business, results of operations or financial condition.
An adverse determination in any significant product liability claim against Lion could materially adversely affect its business, results of operations or financial condition.
The development, manufacturing, sale and usage of Lion’s vehicles expose Lion to significant risks associated with product liability claims. The automotive industry in particular experiences significant product liability claims, and Lion may face inherent risk of exposure to claims in the event its vehicles do not perform or are claimed to not have performed as expected. If Lion’s products are defective, malfunction or are used incorrectly by its customers, it may result in bodily injury, property damage or other injury, including death, which could give rise to product liability claims against Lion. Changes to Lion’s manufacturing processes, including as a result of the establishment of manufacturing operations and ramp-up of production capacity at the Joliet Facility and upcoming battery manufacturing plant at the Lion Campus, and the production of new products and applications could result in product quality issues, thereby increasing the risk of litigation and potential liability. Any losses that Lion may suffer from any liability claims and the effect that any product liability litigation may have upon the brand image, reputation and marketability of Lion’s products could have a material adverse impact on Lion’s business, results of operations or financial condition.
Although Lion maintains insurance with respect to future claims in amounts it believes to be appropriate, no assurance can be given that material product liability claims will not be made in the future against Lion, or that claims will not arise in the future in excess or outside the coverage of Lion’s indemnities and insurance. When required, Lion records provisions for known potential liabilities, but there is the possibility that actual losses may exceed these provisions and therefore negatively impact earnings. Also, Lion may not be able in the future to obtain adequate product liability insurance or the cost of doing so may be prohibitive. Adverse determinations of material product liability claims made against Lion could also harm its reputation and cause it to lose customers and could have a material adverse effect on its business, results of operations or financial condition.
Lion is highly dependent on the services of Marc Bedard, its CEO—Founder and the rest of its senior management team. Lion’s inability to retain Mr. Bedard or attract and retain management or other employees who possess specialized market knowledge and technical skills could affect its ability to compete, manage or scale operations effectively or develop new products or otherwise materially adversely affect its business, results of operations or financial condition.
Lion’s success depends, in part, on its ability to retain its key personnel, in particular management and other employees who possess specialized market knowledge and technical skills. Lion is highly dependent on the services of Marc Bedard, its CEO—Founder and second largest shareholder. Mr. Bedard is the source of many of the innovative ideas driving Lion and their execution. If Mr. Bedard were to discontinue his service for Lion due to death, disability or any other reason, Lion could be significantly disadvantaged. The unexpected loss of or failure to retain one or more of Lion’s key employees could adversely affect Lion’s business, results of operations or financial condition. Lion does not currently maintain key man life insurance policies with respect to Mr. Bedard or any other officer.
Lion’s business plans, including the ramp-up of its Saint-Jerome facility and the establishment of manufacturing operations and ramp-up of production capacity at the Joliet Facility and the Lion Campus, are highly dependent on the Company’s continuing ability to identify, hire, attract, train, develop and retain additional employees across all divisions, including highly qualified personnel with specialized market knowledge and technical skills. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and Lion’s ability to hire, attract and retain them depends on Lion’s ability to provide competitive compensation. Lion may not be able to attract, assimilate, develop or retain qualified personnel in the future, and Lion’s failure to do so could materially adversely affect its business, results of operations or financial condition. In addition, global labor shortages have exacerbated and may continue to exacerbate in the future Lion’s exposure to such risk. Any failure by Lion’s management team and employees to perform as expected may have a material adverse effect on its business, results of operations or financial condition.
Any deterioration in relationships with Lion’s employees, work stoppage or similar difficulties, or potential labor and union activities could have a material adverse effect on Lion’s business, results of operations or financial condition.
Although none of Lion’s employees are currently represented by a labor union, it is common throughout the vehicle manufacturing industry for employees to belong to a union, which could result in increased employee costs, operational restrictions and potential disruptions to operations. The maintenance of a productive and efficient labor environment and, in the event of unionization of employees, the successful negotiation of a collective bargaining agreement, cannot be assured. A deterioration in relationships with employees or in the labor environment could result in work interruptions or other disruptions, or cause management to divert time and resources from other aspects of Lion’s business, any of which could have a material adverse effect on Lion’s business, results of operations or financial condition. The Company may also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on Lion’s business, results of operations or financial condition.
The terms of Lion’s debt instruments contain, and the terms of its future indebtedness may contain, certain covenants that restrict its ability to engage in certain transactions.
The instruments governing Lion’s indebtedness contain restrictive covenants that may limit its discretion with respect to certain business matters and require it to meet certain financial ratios and financial condition tests. Lion may also incur future indebtedness that might subject it to additional covenants and restrictions that could affect its financial and operational flexibility. The restrictions in the instruments governing Lion’s indebtedness may prevent it from taking actions that it believes could be in the best interest of its business and may make it difficult for it to execute its business strategy successfully or effectively compete with companies that are not similarly restricted. Such restrictions may include restrictions relating to Lion’s ability to engage in certain transactions, including potential mergers, acquisitions, or other change of control transactions, which could limit its ability to pursue strategic opportunities. Further, the IQ Loan and SIF Loan contain certain affirmative and negative covenants, including covenants relating to Lion’s workforce, operations, and R&D activities, and to the location of its head office, all of which could restrict Lion in the manner in which it wishes to conduct its business.
Lion’s ability to comply with the covenants and restrictions contained in the instruments governing its indebtedness may be affected by economic, financial and industry conditions beyond its control. A breach of any of these covenants or restrictions could result in a default under the applicable debt instrument that would permit applicable lender(s) to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest, or cause cross-defaults under Lion’s other debt instruments. If Lion is unable to repay its indebtedness, or otherwise defaults under its indebtedness, lenders could intent proceedings or proceed against the collateral securing any debt. In any such case, Lion may be unable to borrow under the agreements under which such other indebtedness is issued, which could have a material adverse effect on its business, results of operations or financial condition.
Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings.
Lion reports its financial results in U.S. dollars and a material portion of its sales and operating costs are realized in currencies other than the U.S. dollar. For the year ended December 31, 2022, approximately 87% of Lion’s revenues were realized in Canada. Lion is also exposed to other currencies such as the Euro, and may in the future be exposed to other currencies. If the value of any currencies in which sales are realized, particularly the Canadian dollar, depreciates relative to the U.S. dollar, Lion’s foreign currency revenue will decrease when translated to U.S. dollars for reporting purposes. In addition, any depreciation in foreign currencies could result in higher local prices, which may negatively impact local demand and have a material adverse effect on Lion’s business, results of operations or financial condition. Alternatively, if the value of any of the currencies in which operating costs are realized appreciates relative to the U.S. dollar, Lion’s operating costs will increase when translated to U.S. dollars for reporting purposes. Although these risks may sometimes be naturally hedged by a match in sales and operating costs denominated in the same currency, fluctuations in foreign currency exchange rates, particularly the U.S.-Canadian dollar exchange rate, could create discrepancies between Lion’s sales and operating costs in a given currency that could have a material adverse effect on its business, results of operations or financial condition. Fluctuations in foreign currency exchange rates could also have a material adverse effect on the relative competitive position of Lion’s products in markets where it faces competition from manufacturers who are less affected by such fluctuations in exchange rates, especially in the U.S. market.
While Lion actively manages its exposure to foreign-exchange rate fluctuations and may enter into hedging contracts from time to time, such contracts hedge foreign-currency denominated transactions and any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, Lion does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business. As a result, there can be no assurance that Lion’s approach to managing its exposure to foreign-exchange rate fluctuations will be effective in the future or that Lion will be able to enter into foreign-exchange hedging contracts as deemed necessary on satisfactory terms.
Natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events could materially adversely affect Lion’s business, results of operations or financial condition.
The occurrence of one or more natural disasters, such as hurricanes and earthquakes, unusually adverse weather, epidemic or pandemic outbreaks, such as the COVID-19 pandemic, boycotts and geo-political events, such as civil unrest and acts of terrorism, the current military conflict between Russia and Ukraine or similar disruptions could materially adversely affect Lion’s business, results of operations or financial condition. Some of these events could result in physical damage to property, an increase in energy prices and raw materials, potential supply chain disruptions, temporary or permanent closure of one or more of Lion’s current or planned facilities, temporary lack of an adequate workforce in a market, temporary or long-term disruption in the supply of raw materials, product parts and components, temporary disruption in transport from overseas, or disruption to Lion’s information systems. Lion may incur expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, operating results and financial condition.
For instance, over the past years, the COVID-19 pandemic has resulted in government measures that have impacted Lion’s operations and those of its suppliers, causing shutdowns and reduced activity at its Saint-Jerome manufacturing facility. Such measures have also impacted the Company’s development activities, marketing, sales, and after-market activities, and have significantly affected Lion’s customers, suppliers, and other business partners. In addition, pandemic-related global trade conditions have created issues like port congestion, intermittent supplier shutdowns, and delays, resulting in additional expenses to expedite delivery of critical parts. Labor shortages resulting from the COVID-19 pandemic have also led to increased difficulty in hiring and retaining manufacturing and service workers, as well as increased labor costs for Lion and its suppliers. There continues to be uncertainty surrounding the COVID-19 pandemic, and the full extent to which COVID-19 (including as a result of the effect of new variants of the virus in the future) may impact Lion’s business, results of operations or financial condition or the global economy and the markets in which Lion operates and sells its products, including Canada and the United States, will depend on unknown future developments which Lion cannot predict.
Lion has limited experience servicing a large fleet of trucks. Lion’s inability to address the servicing requirements of its customers and leverage vehicle and customer data could materially adversely affect its business, results of operations or financial condition.
Lion has limited experience in servicing a large fleet of trucks and it expects to be required to increase its servicing capabilities as it scales its operations and continues to grow. Lion may have to build new experience centers in the United States and in Canada and expand services and coverage at its current experience centers to increase such servicing capabilities. In addition, as Lion increases deliveries and Lion vehicles are operated in additional locations in Canada in the United States, Lion will increasingly be required to provide servicing capabilities in locations where it does not have an experience center, including, in certain instances, remote locations. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. Although Lion believes the experience it has gained servicing its electric buses and in the initial deliveries of urban trucks positions it well to service its urban trucks and future products, Lion has limited after-sale experience of maintaining and servicing a large fleet of urban trucks for its customers, including with respect to charging infrastructure solutions and there is no guarantee Lion will be able to do so. Failure to address the servicing requirements of its customers could harm Lion’s reputation or materially adversely affect its business, results of operations or financial condition. If the Company experiences delays in adding such servicing capacity or servicing its vehicles efficiently, or experience unforeseen issues with the reliability of its vehicles, particularly higher-volume and relatively newer additions to its product offering, it could overburden its servicing capabilities and parts inventory.
Lion’s customers will also depend on Lion’s customer support team to resolve technical and operational issues relating to the software integrated in its vehicles. Lion’s ability to provide effective customer support is largely dependent on its ability to attract, train and retain qualified personnel with experience in supporting customers on platforms such as Lion’s platform. As it continues to grow, additional pressure may be placed on Lion’s customer support team, and Lion may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. Lion may also be unable to modify the future scope and delivery of its technical support to compete with changes in the technical support provided by its competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect Lion’s results of operation. If Lion is unable to successfully address the servicing requirements of its customers or establish a market perception that it maintains high-quality support, it may be subject to claims from its customers, including for loss of revenue or damages, and its business, results of operations or financial condition may be materially and adversely affected.

In addition, Lion relies on data collected from the use of its fleet of vehicles, including vehicle data and data related to battery usage statistics. Lion uses this data in connection with the servicing and normal course software updates of its products, its software algorithms and the research, development and analysis of its vehicles. Lion’s inability to obtain this data or the necessary rights to use this data or Lion’s inability to properly analyze or use this data could result in Lion’s inability to adequately service its vehicles or delay or otherwise negatively impact its research and development efforts. Any of the foregoing could materially adversely affect Lion’s business, results of operations or financial condition.
Lion’s future growth is dependent upon the trucking and busing industries’ and Lion’s other customers’ willingness to adopt all-electric vehicles and specifically Lion’s vehicles.

Lion’s future growth is highly dependent upon the adoption by the commercial trucking and busing industries and Lion’s other target consumers of, and Lion is subject to an elevated risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles in particular. If the market for electric vehicles does not develop at the rate or in the manner or to the extent that Lion expects, or if critical assumptions Lion has made regarding the efficiency of its vehicles are incorrect or incomplete, Lion’s business, results of operations or financial condition may be adversely materially affected. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

•perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery cells, modules and packs), design, performance and cost;
•perceptions about vehicle safety in general, including the use of advanced technology, such as vehicle electronics, alternative fuel and regenerative braking systems;
•the limited range over which electric vehicles may be driven on a single battery charge;
•the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge or short term declines resulting from adverse weather conditions;
•the availability of service and charging stations for electric vehicles;
•concerns about electric grid capacity and reliability, which could derail past, present and future efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;
•the availability of alternative fuel vehicles;
•improvements in the fuel economy of the internal combustion engine;
•the introduction of other alternative fuel vehicles or other technologies;
•the environmental consciousness of the trucking and busing industries and Lion’s other target customers;
•volatility in the cost of oil and gasoline;
•government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;
•the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation;
•perceptions about and the actual cost of alternative fuel, as well as hybrid and electric vehicles; and
•macroeconomic factors.
It is unknown to what extent any possible decreases in the cost of diesel fuel or the introduction of new technologies may impact the market for all-electric vehicles. The battery electric vehicle industry and its technology are rapidly evolving and may be subject to unforeseen changes. Lion may be unable to keep up with changes in electric vehicle technology or alternatives to electricity as a fuel source and, as a result, its competitiveness may suffer. Developments in alternative or analogous technologies, such as advanced diesel, hydrogen, ethanol, fuel cells, or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may harm Lion’s competitive position and growth prospects or materially and adversely affect Lion’s business, results of operations or financial condition, including in ways which it currently does not anticipate. In addition, even if the trucking and busing industries and Lion’s other target customers adopt all-electric vehicles, Lion may be unable to maintain or improve its competitive position and market share, which could adversely affect Lion’s business, results of operations or financial condition.
Inadequate access to charging stations could impact the demand for all-electric vehicles, and failure by Lion to meet user expectations related to, or other difficulties in providing, charging solutions could harm Lion’s reputation or materially adversely affect its business, results of operations or financial condition.
Demand for Lion’s vehicles will depend in part upon the availability of a charging infrastructure. The Company markets its ability to provide its customers with comprehensive charging solutions. The Company has very limited experience in the actual provision of its charging solutions to customers and providing these services is subject to challenges, which include:

•successful integration with existing third-party charging networks;
•inadequate capacity or over capacity in certain areas, security risks or risk of damage to vehicles charging equipment or real or personal property;
•access to sufficient charging infrastructure;
•availability of reliable and sufficient sources of electrical power;
•obtaining any required permits, land use rights and filings;
•the potential for lack of customer acceptance of Lion’s charging solutions; and
•the risk that government support for electric vehicles and infrastructure may not continue.
While the prevalence of charging stations generally has been increasing, charging station locations are significantly less widespread than gas stations. Some potential customers may choose not to purchase Lion’s vehicles because of the lack of a more widespread charging infrastructure. Further, to provide its customers with access to sufficient charging infrastructure, the Company will rely on the availability of, and successful integration of its vehicles with, third-party charging networks. Any failure of third-party charging networks to meet customer expectations or needs, including quality of experience, could impact the demand for all-electric vehicles, including Lion’s. In addition, given Lion’s limited experience in providing charging solutions, there could be unanticipated challenges, which may hinder its ability to provide its solutions or make the provision of its solutions costlier than anticipated. To the extent the Company is unable to meet user expectations or experience difficulties in providing charging solutions, its reputation could be harmed, and its business, results of operations or financial condition could be materially adversely affected.
Lion’s distribution model is different from the typical distribution model for most vehicle manufacturers and may limit Lion’s ability to sell its vehicles directly to customers in certain states in the United States or provide service from a location in every state.

Lion operates under a distribution model pursuant to which it sells vehicles directly to customers where possible. That said, certain U.S. states have laws that impose or may be interpreted to impose limitations on this direct-to-consumer sales model for manufacturers such that Lion has in certain instances entered into distribution agreements with a select group of third-party dealers to abide by local laws and regulations in certain states requiring medium and heavy-duty vehicles to be sold through dealerships. The application of these state laws to Lion’s operations is complex and may be difficult to predict. Laws in some states may limit Lion’s ability to obtain dealer licenses from state motor vehicle regulators or to own or operate its own service centers. In addition, certain of the distribution agreements entered into with such third-party dealers may impose restrictions on the conduct of Lion's business in the applicable state, which could interfere with Lion's sales and marketing efforts in a particular state. As a result, the Company may not be able to sell directly to customers in each state in the United States or provide service from a location in every state. Continued regulatory limitations and other obstacles interfering with Lion’s ability to sell vehicles directly to consumers could materially adversely affect Lion’s business, results of operations or financial condition.
Lion’s vehicles are subject to numerous mandated safety standards. Lion may be unable to comply with such safety standards, or could incur significant costs in order to do so, which could in each case materially adversely affect its business, results of operations or financial condition.
The vehicles that Lion manufactures and sells are subject to various and complex safety standards across jurisdictions where Lion operates. For example, in the United States, the National Traffic and Motor Vehicle Safety Act of 1966 regulates vehicles and vehicle equipment by prohibiting the sale of any new vehicle or equipment that does not conform to applicable vehicle safety standards established by the National Highway Transportation Safety Administration, while in Canada, the Motor Vehicle Safety Act regulates vehicles and Transport Canada develops and enforces Motor Vehicle Safety Standards which are generally harmonized with the standards in the United States. Meeting or exceeding such safety standards is costly and has continued to evolve alongside developments in technology and safety expectations. Although Lion continuously evaluates requirements for licenses, approvals, certificates and governmental authorizations necessary to manufacture, sell or service its vehicles in the United States and Canada, it may experience difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, sell or service its vehicles, especially for future vehicles. For example, in the United States, every class of heavy-duty engines or vehicles must receive Certificate of Conformity (“COCs”) from the U.S. Environmental Protection Agency (the “EPA”) prior to being sold. These COCs must be obtained for each model year of production, and failure to obtain them prior to entering Lion’s vehicles into commerce may result in substantial fines or penalties. In addition, the EPA and California Air Resources Board (“CARB”) have annual certification greenhouse gas emissions requirements related to Lion’s vehicles. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Similar regulations exist in other jurisdictions, including Canada. Failure by Lion to maintain or obtain any necessary approval for, or otherwise satisfy motor vehicle standards with respect to, its existing or future electric vehicles, or the incurrence of material unexpected costs in connection therewith, could have a material adverse effect on Lion’s business, results of operations or financial condition.
In addition, certain governmental incentives or subsidies are conditional upon vehicles meeting certain standards and certifications. For example, the CARB certification is required to participate in California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). Failure by Lion to maintain or obtain any necessary approval for, or otherwise satisfy motor vehicle standards with respect to, its existing or future electric vehicles could therefore result in the loss of governmental incentives or subsidies in respect to Lion products, including in certain instances in respect of existing orders, which could materially adversely affect Lion’s business, results of operations or financial condition.
Lion is subject to substantial laws, regulations and standards, including related to product safety, health and safety and environmental matters, each of which could impose substantial costs, legal prohibitions or unfavorable changes upon its operations or products, and any failure to comply with these laws, regulations or standards could materially adversely affect its business, results of operations and financial condition.
As a manufacturing company, including with respect to the Saint-Jerome facility, the Joliet Facility and the Lion Campus, Lion is subject to complex environmental, manufacturing, health and safety laws and regulations at numerous jurisdictional levels in the United States and Canada, including laws relating to the use, handling, storage, recycling, disposal and human exposure to hazardous materials and with respect to constructing, operating and maintaining its facilities. The costs of compliance, including remediating contamination if any is found on Lion’s properties, or at sites where Lion has sent wastes for disposal, and any changes to Lion’s operations mandated by new or amended laws, may be significant. Lion may also face unexpected delays in obtaining permits and approvals required by such laws in connection with its facilities, which would hinder operation of these facilities and Lion’s ability to operate its business or execute its growth strategy. Such costs and delays may materially adversely impact Lion’s business, results of operations or financial condition. Furthermore, any violations of these laws may result in substantial fines and penalties, remediation costs, third party damages, or a suspension or cessation of Lion’s operations. In addition, battery electric vehicles are subject to substantial regulation under international, federal, state, provincial and local laws and implementing regulations, and these requirements are subject to change. For example, several jurisdictions have adopted, or are considering adopting, laws related to supply chain sustainability. Lion incurs significant costs in complying with applicable laws and regulations and may be required to incur additional costs to comply with any changes to such laws or regulations, and any failures to comply could result in significant expenses, delays or fines, or otherwise materially adversely affect Lion’s business, results of operations or financial condition.
Unfavorable changes in U.S. or Canadian laws or regulations and trade policy, including the imposition of tariffs or quotas, or changes in any free-trade arrangements such as the CUSMA could adversely affect Lion’s business, results of operations or financial condition.
While Lion began manufacturing vehicles at the Jolliet facility in November 2022, the vast majority of its vehicles are currently manufactured in, and distributed from, its Saint-Jerome, Quebec, facility. For the year ended December 31, 2022 and the year ended December 31, 2021, Lion’s total sales outside Canada represented approximately 13% and 35%, respectively, of its total sales, and Lion intends to continue to expand its operations and promote its brand and vehicles in the United States. The U.S. market has been and is expected to continue generating sales growth. Several factors, including weakened international economic conditions, the introduction of new trade restrictions, increased protectionism or changes in free-trade arrangements such as the Canada-United States-Mexico Agreement (CUSMA), tariffs or negative geo-political events could adversely affect such growth. The resulting environment could have a material adverse effect on Lion’s business, results of operations or financial condition.
Lion has incurred and expects it will continue to incur significant expenditures in connection with the construction of, and establishment of manufacturing operations and ramp-up of production capacity at, the Joliet Facility, which is the Company’s biggest footprint in the United States and is expected to support the Company in addressing the increasing demand in the marketplace for “Made in America” zero-emission vehicles. If eligibility criteria for “Made in America” vehicles set forth in the Buy America Act were to change, or if other trade protection measures were to be implemented by the United States or any other jurisdiction in which the Company operates, Lion could have to incur significant cost to adjust its operations in order to ensure eligibility and compliance thereunder or Lion could potentially no longer be eligible under certain programs, which could result in a material adverse effect on Lion’s business, results of operations or financial condition.
Tax matters and changes in tax laws could materially adversely affect Lion’s business, results of operations or financial condition.
Lion conducts operations, directly and through its U.S. subsidiaries, in Canada and the United States and is therefore subject to income taxes in Canada and the United States. Lion’s effective income tax rate could be adversely affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction, changes in Lion’s operating results before taxes, and the outcome of income tax audits in Canada, the United States, or other jurisdictions. Lion regularly assesses all of these matters to determine the adequacy of its tax liabilities. If any of Lion’s assessments turn out to be incorrect, Lion’s business, results of operations, or financial condition could be materially adversely affected.
Lion generally conducts business in the United States through its U.S. subsidiaries. Due to the complexity of multinational tax obligations and filings, Lion may have a heightened risk related to audits or examinations by federal, state, provincial, and local taxing authorities in the jurisdictions in which it operates. Outcomes from these audits or examinations could have a material adverse effect on Lion’s business, results of operations, or financial condition.

The tax laws of Canada and the United States as well as potentially any other jurisdiction in which Lion may operate in the future, have detailed transfer pricing rules that require that all transactions with non-resident related parties satisfy arm’s length pricing principles. Although Lion believes that its transfer pricing policies have been reasonably determined in accordance with arm’s length principles, the taxation authorities in the jurisdictions where Lion carries on business could challenge its transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge Lion’s transfer pricing policies, Lion could be subject to additional income tax expenses, including interest and penalties. Any such increase in Lion’s income tax expense and related interest and penalties could have a material adverse effect on its business, results of operations, or financial condition.
In addition, Lion is also entitled to claim certain expenses and tax credits, including research and development expenses and Scientific Research and Experimental Development tax credits. Although Lion believes that the claims or deductions have been reasonably determined, there can be no assurance that Canadian or other relevant foreign taxation authorities will agree. If a taxation authority were to successfully challenge the correctness of such expenses or tax credits claimed, or if a taxation authority were to reduce any tax credit either by reducing the rate of the grant or the eligibility of some research and development expenses in the future, Lion’s business, results of operations, or financial condition could be materially adversely affected.
Lion may also be adversely affected by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect. These changes could adversely affect Lion’s taxation, especially as Lion expands its relationships and operations internationally and could have a material adverse effect on Lion’s business, results of operations, or financial condition..
Lion’s employees and independent contractors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could have a material adverse effect on its business, results of operations or financial condition.
Lion is exposed to the risk that its employees, independent contractors or other parties it collaborates with may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and regulations, including production standards, federal, state and provincial fraud, abuse, data privacy and security laws, other similar laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions Lion takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, Lion is subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against Lion and it is not successful in defending itself or asserting its rights, those actions could have a material adverse effect on its business, results of operations or financial condition, including, without limitation, by way of imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of its operations.
Lion is subject to information technology and cybersecurity risks, including potential breaches or interruptions to operational and security systems, infrastructure, software, and customer data processed by it or third-parties suppliers, and such risks may have a material adverse effect on Lion’s business, results of operations or financial condition.
Lion is at risk for interruptions, outages and breaches of: (i) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by it or its third-party suppliers; (ii) facility security systems, owned by it or its third-party suppliers; (iii) transmission control modules or other in-product technology, owned by it or its third-party suppliers; (iv) the integrated software in Lion’s vehicles; or (v) customer or driver data that Lion processes or Lion’s third-party suppliers process on its behalf. Such cyber incidents could materially disrupt operational systems, result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information, compromise certain information of customers, employees, suppliers, drivers or others, jeopardize the security of Lion’s facilities, or affect the performance of transmission control modules or other in-product technology and the integrated software in Lion’s vehicles. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors or terrorist groups) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, viruses, trickery, denial or degradation of service attacks, ransomware, social engineering schemes or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time.
Although Lion maintains information technology measures designed to protect it against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and there is no guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. Any implementation, maintenance, segregation and improvement of Lion’s systems may require significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of Lion’s data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect Lion’s ability to manage its data and inventory, procure parts or supplies or produce, sell, deliver and service its vehicles, adequately protect its intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. Lion cannot be sure that these systems upon which it relies, including those of its third-party suppliers, will be effectively implemented, maintained or expanded as planned. If Lion does not successfully implement, maintain or expand these systems as planned, its operations may be disrupted, Lion’s ability to accurately and timely report its financial results could be impaired, and deficiencies may arise in Lion’s internal control over financial reporting, which may impact Lion’s ability to certify its financial results. Moreover, Lion’s proprietary information or intellectual property could be compromised or misappropriated, and its reputation may be adversely affected. If these systems do not operate as expected, Lion may be required to expend significant resources to make corrections or find alternative sources for performing these functions.
A significant cyber incident could impact Lion’s manufacturing capacity or production capability, harm its reputation, cause Lion to breach its contractual arrangements with other parties or subject Lion to regulatory actions or litigation, any of which could materially affect its business, results of operations or financial condition. In addition, Lion’s insurance coverage for cyberattacks may not be sufficient to cover all the losses it may experience as a result of a cyber incident.
Lion also collects, uses, discloses, stores, transmits and otherwise processes customer, driver and employee and others’ data as part of its business and operations, which may include personal data or confidential or proprietary information. Lion also works with partners and third-party service providers that may in the course of their business relationship with Lion collect, store and process such data on Lion’s behalf and in connection with Lion’s products and services. There can be no assurance that any security measures that Lion or its third-party service providers or suppliers have implemented will be effective against current or future security threats. While Lion has developed systems and processes designed to protect the availability, integrity, confidentiality and security of Lion’s, Lion’s customers’, drivers’ and employees’ and others’ data, such security measures or those of its third-party service providers, suppliers could fail and result in unauthorized access to or disclosure, acquisition, encryption, modification, misuse, loss, destruction or other compromise of such data. If a compromise of such data were to occur, Lion may become liable under its contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident.
Collection, use, disclosure, storage, transmission or other processing of Lion’s customers’, employees’ and others’ information in conducting Lion’s business may subject it to various legislative and regulatory burdens related to data privacy and security that could require notification of data breaches, restrict or impose burdensome conditions on Lion’s use of such information and hinder Lion’s ability to acquire new customers or market to existing customers. Laws in the United States and Canada require Lion to provide notice to individuals, customers, regulators and others when certain sensitive information has been compromised as a result of a security breach or where a security breach creates a real risk of significant harm to an individual. Such laws are inconsistent and compliance in the event of a widespread data breach could have serious negative consequences for Lion’s business, including possible fines, penalties and damages, reduced customer demand for its vehicles and harm to its reputation and brand. Depending on the facts and circumstances of such an incident, these damages, penalties, fines and costs could be significant. Customers may also object to Lion’s or its third party service providers’ collection or processing of certain information, including personal data. Any such event could harm Lion’s reputation and result in litigation against it, or otherwise materially adversely affect its business, results of operations or financial condition.
Any unauthorized control or manipulation of the information technology systems in Lion’s vehicles could result in loss of confidence in Lion and its vehicles and harm its reputation, which could materially adversely affect its business, results of operations or financial condition.
Lion’s vehicles contain complex information technology systems and built-in data connectivity to accept and install periodic remote updates to improve or update functionality. Lion has designed, implemented and tested security measures intended to prevent unauthorized access to its information technology networks and its vehicles and related systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of or to change Lion’s solutions’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the vehicles. Future vulnerabilities could be identified and Lion’s efforts to remediate such vulnerabilities may not be successful. Any unauthorized access to or control of Lion’s vehicles, or any loss of customer data, could result in legal claims or proceedings and remediation of such problems could result in significant, unplanned capital expenditures. In addition, regardless of their veracity, reports of unauthorized access to its technology systems or data, as well as other factors that may result in the perception that Lion’s vehicles, technology systems or data are capable of being “hacked,” could materially negatively affect Lion’s brand and harm Lion’s business, results of operations or financial condition.
Lion has and may in the future make strategic alliances, partnerships or investments or acquisitions, all of which could divert management’s attention, result in Lion incurring significant costs or operating difficulties and dilution to its shareholders and otherwise disrupt its operations and materially adversely affect its business, results of operations or financial condition.

As part of its growth strategy, Lion may from time to time explore or enter into strategic alliances, partnerships or investments or acquisitions and/or other inorganic growth opportunities. There are risks associated with the foregoing, including:

•the sharing of confidential information;
•the diversion of management’s time and focus from operating its business;
•the use of resources that are needed in other areas of its business;
•unforeseen costs or liabilities;
•adverse effects to Lion’s existing business relationships with partners and suppliers;
•litigation or other claims arising in connection with the acquired company, investment, partnership or joint venture;
•the possibility of adverse tax consequences;
•in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired company;
•in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired company; and

•in the case of an acquisition, retention and integration of employees from the acquired company, and preservation of its corporate culture.

Lion may have limited ability to monitor or control the actions of any third party involved in any such transaction and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, Lion may also suffer negative publicity or harm to its reputation by virtue of its association with any such third party. Participation in strategic alliances, partnerships or investments or acquisitions may also result in dilutive issuances of equity securities, which could adversely affect the price of the common shares of the Company, or result in issuances of securities with superior rights and preferences to the common shares of the Company or the incurrence of debt with restrictive covenants that limit Lion’s future uses of capital in pursuit of business opportunities. Lion may also not be able to identify opportunities for strategic partnerships or arrangements, acquisition or investments that meet its strategic objectives, or to the extent such opportunities are identified, may not be able to negotiate terms with respect to such opportunity that are acceptable to it. At this time Lion has made no commitments or agreements with respect to any such material transactions.
Lion’s vehicles, as well as the maintenance and repair services it offers to its customers, rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if Lion is unsuccessful in addressing or mitigating technical limitations in its systems, Lion’s business, results of operations or financial condition could be materially adversely affected.
Lion’s vehicles rely on software and hardware, including software and hardware developed or maintained by third parties, that is highly technical and complex and require modification and updates over the life of the vehicle. In addition, the performance of the software solutions included in Lion’s vehicles depends on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Lion’s software and hardware may contain errors, bugs or vulnerabilities, and its systems are subject to certain technical limitations that may compromise Lion’s ability to meet its objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within Lion’s software and hardware. Although Lion attempts to remedy any issues it observes in its vehicles and software as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of Lion’s customers. Additionally, if Lion is able to deploy updates to the software addressing any issues, but such updates cannot or are not installed by its customers, such customers’ software will be subject to these vulnerabilities until they install such updates. If Lion is unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in its software and hardware, Lion may suffer damage to its reputation, loss of customers, loss of revenue or liability for damages, any of which could materially adversely affect Lion’s business, results of operations or financial condition.
Lion relies on unpatented proprietary know-how, trade secrets and contractual restrictions, and not patents, to protect its intellectual and other proprietary rights. Failure to adequately protect, enforce or otherwise manage Lion’s intellectual and other proprietary rights may undermine its competitive position and could materially adversely affect its business, results of operations or financial condition.
Protection of proprietary technology, processes, methods and other intellectual property related to Lion is critical to its business. Lion relies on unpatented proprietary know-how, trade secrets, trademarks, copyrights and contractual restrictions to protect its intellectual property and other proprietary rights and Lion does not hold any patents related to its business. As a matter of course, Lion employs numerous measures to protect its intellectual property and other confidential information, including technical data. For instance, Lion has implemented procedures designed to make the proprietary technology incorporated in its vehicle systems very difficult to access and/or retrieve and imposes consequences for users that seek to obtain unauthorized access to such technology. In addition, Lion enters into confidentiality agreements with suppliers, vendors, service providers, customers and other third parties with whom it may share information about its business and operations, and Lion also requires all of its employees, consultants and other persons who work for it to enter into confidentiality and assignment of intellectual property agreements. However, failure to adequately protect Lion’s intellectual property rights could result in Lion’s competitors offering similar products, potentially resulting in the loss of some of Lion’s competitive advantage and a decrease in revenue which would adversely affect Lion’s business, results of operations or financial condition.
As well, there can be no assurance that competitors and other third parties will not independently develop the know-how and trade secrets related to Lion’s proprietary technology, in which case Lion would not be able to prevent such third parties from using such know-how and trade secrets, or develop better products or manufacturing methods or processes than it.
Further, Lion may not be able to deter current and former employees, consultants, suppliers and customers as well as other parties from breaching confidentiality agreements and misappropriating proprietary information and it is possible that third parties may copy or otherwise obtain and use Lion’s information and proprietary technology without authorization or otherwise infringe on Lion’s intellectual property and other proprietary rights. Lion may in the future need to rely on litigation to enforce its intellectual property rights and contractual rights, and, if not successful, may not be able to protect the value of its intellectual property. Any litigation could be protracted and costly and have a material adverse effect on Lion’s business, results of operations or financial condition regardless of the outcome.
As well, in some cases the costs associated with such litigation could make enforcement impracticable. Further, intellectual property and contract laws vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of Canada. Policing the unauthorized use of Lion’s intellectual property in foreign jurisdictions may be difficult. Therefore, Lion’s intellectual property rights may not be as strong or as easily enforced outside of Canada. Failure to adequately enforce Lion’s intellectual property rights could result in its competitors offering similar products, potentially resulting in the loss of some of Lion’s competitive advantage and a decrease in its revenue, which would adversely affect its business, results of operations or financial condition.
Lion may need to defend itself against intellectual property infringement or trade secret misappropriation claims, which may be time-consuming, could cause it to incur substantial costs and could prevent Lion from developing or commercializing future products.
Companies, organizations or individuals, including Lion’s competitors, may own or obtain patents, trademarks or other intellectual property or proprietary rights that would prevent or limit Lion’s ability to make, use, develop or sell its vehicles or components, which could make it more difficult for Lion to operate its business. Lion may receive inquiries from owners of intellectual property rights inquiring whether it infringes their proprietary rights. Lion may also be the subject of allegations that it has misappropriated a third party’s trade secrets or other proprietary rights. Companies owning patents or other intellectual property rights relating to the operation of Lion’s business, including in respect of battery packs, electric motors, fuel cells or electronic power management systems may allege infringement or misappropriation of such rights. Some of these companies or competitors may be bigger than Lion and therefore have greater resources to dedicate to initiate or defend against those claims, whether founded or unfounded. In response to a determination that Lion has infringed or misappropriated upon a third party’s intellectual property rights, Lion may be required to do one or more of the following: (i) cease development, sales, or use of vehicles that incorporate the asserted intellectual property, (ii) establish and maintain alternative branding for its products and services, (iii) pay substantial damages, (iv) obtain a license from the owner of the asserted intellectual property right, which license may not be available on commercially reasonable terms or at all; or (v) redesign one or more aspects or systems of its vehicles.
Any litigation or claims against Lion, whether valid or invalid, could result in substantial costs and diversion of resources or otherwise materially adversely affect its business, results of operations and financial condition.

Lion also licenses patents and other intellectual property from third parties, including its third-party suppliers, and Lion may face claims that the use by it of this in-licensed technology infringes the intellectual property rights of others. In such cases, Lion would seek indemnification from its licensors. However, Lion’s rights to indemnification may be unavailable or insufficient to cover Lion’s costs and losses, which could materially adversely affect Lion’s business, results of operations and financial condition. As well, Lion cannot be certain that such licensed intellectual property will afford protection against competitors with similar technology as the scope of protection of issued patent claims is often difficult to determine. The claims under any licensed patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to the patented technology.
The share price of the Company’s common shares has been and may continue to be volatile.

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The market price of the Company’s common shares has and could be further subject to significant fluctuations. Some of the factors that may cause the market price of the Company’s common shares to fluctuate include:

•volatility in the market price and trading volume of comparable companies;
•actual or anticipated changes or fluctuations in Lion’s operating results or in the expectations of market analysts;
•short sales, hedging and other derivative transactions in the Company’s common shares;
•publication of research reports or news stories about Lion, its competitors or its industry;
•litigation or regulatory action against Lion;
•positive or negative recommendations or withdrawal of research coverage by securities analysts;
•the impact of any public announcements made in regard to any transactions;
•adverse market reaction to any indebtedness it may incur or additional securities it may issue in the future;
•investors’ general perception of Lion and the public’s reaction to its press releases, other public announcements and filings with U.S. and Canadian securities regulators, including its financial statements;
•changes in general political, economic, industry and market conditions and trends;
•sales of the Company’s common shares by existing shareholders;
•recruitment or departure of key personnel;
•significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Lion or its competitors; and
•the other risk factors described in this section of this Annual Report.
Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Certain institutional investors may base their investment decisions on consideration of Lion’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Company’s common shares by those institutions, which could materially adversely affect the trading price of the Company’s common shares. There can be no assurance that fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, Lion’s business, results of operations or financial condition and the trading price of Lion’s common shares may be materially adversely affected.
In addition, broad market and industry factors may harm the market price of the Company’s common shares. Hence, the price of the Company’s common shares could fluctuate based upon factors that have little or nothing to do with it, and these fluctuations could materially reduce the price of the Company’s common shares regardless of Lion’s operating performance. In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If Lion is involved in any similar litigation, it could incur substantial costs, its management’s attention and resources could be diverted and Lion’s business, results of operations and financial condition could be materially adversely affected.
Certain of Lion’s existing shareholders have significant influence over Lion.

As of March 9, 2023, PEC, directly or indirectly, owns or controls approximately 34.9% of Lion’s issued and outstanding common shares, and 9368-2672, directly or indirectly, owns or controls approximately 12.0% of Lion’s issued and outstanding common shares, in each case, on a non-diluted basis. Each of PEC and 9368-2672 may therefore have significant influence over Lion’s management and affairs, which could limit a shareholder’s ability to influence the outcome of matters submitted to shareholders for a vote, including election of directors and significant corporate transactions. In addition, Lion has entered into a Nomination Rights Agreement, pursuant to which, subject to the terms and conditions contained therein, each of PEC and 9368-2672 are granted certain rights to nominate members of Lion’s Board of Directors (including, in certain cases, members of committees of Lion’s Board of Directors) for so long as it holds a requisite percentage of the total voting power of Lion. See section 14 of the Company’s Annual Information Form for the year ended December 31, 2022 entitled “Interest of Management and Others in Material Transactions” for a summary description of the Nomination Rights Agreement. The market price of Lion’s common shares could be adversely affected due to the significant influence and voting power of PEC and 9368-2672. Moreover, the significant influence and voting interest of PEC and 9368-2672 may discourage transactions involving a change of control, including transactions in which an investor, as a holder of Lion’s common shares, might otherwise receive a premium for Lion’s common shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed.
Additionally, PEC’s interests may not align with the interests of Lion’s other shareholders. PEC (or its affiliates or related entities) is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with Lion. PEC (or its affiliates or related entities) may also pursue acquisition opportunities that may be complementary to Lion’s business, and, as a result, those acquisition opportunities may not be available to Lion.
Future sales (or the perception of future sales) of Lion’s securities by existing shareholders or by Lion could cause the market price of Lion’s common shares to drop significantly, even if its business is doing well.
The Company may issue additional securities to finance future activities, including under its ATM Program. Sales of a substantial number of Lion’s common shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of Lion’s common shares or securities convertible into Lion’s common shares intend or that Lion intends to sell common shares or securities convertible into common shares, could reduce the market price of Lion’s common shares. A decline in the market prices of the common shares could impair Lion’s ability to raise additional capital through the sale of securities should Lion desire to do so.
Lion entered into a registration rights agreement pursuant to which, subject to the terms and conditions contained therein, each of PEC, 9368-2672 and the Warrantholder were granted certain rights with respect to the registration or qualification by prospectus in the United States and/or Canada of the sale of common shares of the Company held by them.
The Specified Customer Warrant entitles the Specified Warrantholder to acquire, subject to the terms thereof (including applicable vesting conditions) up to 35,350,003 common shares of Lion at an exercise price of $5.66 per share, the whole as described in section 12.0 of this MD&A entitled “Components of Results of Operations”. In addition, as of March 9, 2023, the Company had outstanding 27,111,323 Business Combination Warrants, with each warrant entitling the holder thereof to acquire, subject to the terms thereof, one common share of Lion at an exercise price of $11.50 per share until May 6, 2026, and 22,637,795 2022 Warrants, with each warrant entitling the holder thereof to acquire, subject to the terms thereof, one common share of Lion at an exercise price of $2.80 per share for a period of five years until December 16, 2027. Any exercise by the Specified Warrantholder, any holder of Business Combination

Warrants or holder of 2022 Warrants of its right to acquire common shares of the Company pursuant to the Specified Customer Warrant, the Business Combination Warrants or the 2022 Warrants, as applicable, will dilute the ownership interests of Lion’s then-existing shareholders and reduce Lion’s earnings per share. In addition, any sales in the public market of any Lion’s common shares issuable upon the exercise of the Specified Customer Warrant, Business Combination Warrants or 2022 Warrants could adversely affect prevailing market prices of Lion’s common shares. Further, the Company cannot predict the size of future issuances of Lion’s common shares or the effect, if any, that future issuances and sales of Lion’s common shares will have on the market price of common shares. Sales of a substantial number of Lion’s common shares, or the perception that such sales could occur, may adversely affect prevailing market prices for Lion’s common shares.
If securities or industry analysts do not publish or cease publishing research or reports about Lion, its business or market, or if they change their recommendations regarding the Company’s common shares adversely, the price and trading volume of the Company’s common shares could decline.
The trading market for the Company’s common shares is influenced by the research and reports that industry or securities analysts publish about Lion, its business, its market or its competitors. If any of the analysts who cover Lion or may cover Lion in the future change their recommendation regarding the Company’s common shares adversely, or provide more favorable relative recommendations about its competitors, the price of the Company’s common shares would likely decline. If any analyst who covers Lion or may cover it in the future were to cease coverage of Lion or fail to regularly publish reports on it, Lion could lose visibility in the financial markets, which in turn could cause the price or trading volume of the Company’s common shares to decline.
Lion does not expect to declare any dividends in the foreseeable future.
The Company has never declared or paid any dividends on its common shares, and the Company anticipates reinvesting earnings to finance its business and its growth strategy, and does not anticipate declaring any cash dividends to holders of Lion’s common shares in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.
The payment of future dividends, if any, will be reviewed periodically by Lion’s Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances.
Lion is a foreign private issuer within the meaning of the SEC rules, and as such is exempt from certain provisions applicable to U.S. domestic public companies and is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE Listed Company Manual.
Because Lion qualifies as a foreign private issuer under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), Lion is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the selective disclosure rules by issuers of material non-public information under Regulation FD. Lion is required to file an annual report on Form 40-F within three months of the end of each fiscal year. In addition, Lion publishes its results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events are furnished to the SEC on Form 6-K. However, the information Lion is required to file with or furnish to the SEC may be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, holders of the Company’s common shares may not be afforded the same protections or information that would be made available to them were they investing in a U.S. domestic issuer.
In addition, as a corporation incorporated under the Business Corporations Act (Quebec) listed on the NYSE, Lion is subject to the NYSE Listed Company Manual. However, the NYSE Listed Company Manual permits a foreign private issuer like Lion to follow the corporate governance practices of its home country. Certain corporate governance practices in Canada, which is Lion’s home country, may differ significantly from the NYSE Listed Company Manual. Lion may rely on home country practice with respect to its corporate governance, and Lion is currently doing so with respect to certain corporate governance requirements. As a result, holders of the Company’s common shares may be afforded less protection than they otherwise would enjoy under the NYSE Listed Company Manual applicable to U.S. domestic issuers.
Any issuance of preferred shares could make it difficult for another company to acquire Lion or could otherwise adversely affect holders of the Company’s common shares, which could depress the price of the Company’s common shares.
Lion’s Board of Directors has the authority to issue preferred shares of the Company and to determine the preferences, limitations and relative rights of such preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by its shareholders. Any such preferred shares of the Company could be issued with liquidation, dividend and other rights superior to the rights of the Company’s common shares. The potential issuance of preferred shares may delay or prevent a change in control of Lion, discourage bids for the Company’s common shares at a premium over the market price and adversely affect the market price and other rights of the holders of the Company’s common shares.
Lion’s constating documents and certain Canadian legislation contain provisions that may have the effect of delaying or preventing certain change in control transactions or shareholder proposals.
Certain provisions of Lion’s By-laws (as defined below) and certain Canadian legislation, together or separately, could discourage or delay certain change in control transactions or shareholder proposals. Lion’s By-laws contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders’ meetings. The Business Corporations Act (Quebec) requires that any shareholder proposal that includes nominations for the election of directors must be signed by one or more holders of shares representing in the aggregate not less than 5% of the shares or 5% of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented. The Investment Canada Act requires that a non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold common shares of the Company may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in Lion. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to Lion’s shareholders.
Lion’s constating documents provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to its internal affairs will be required to be litigated in Canada, other than complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act, which could limit shareholders’ ability to obtain a favorable judicial forum for disputes with Lion

Lion’s By-laws include a forum selection provision that provides that, unless Lion consents in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Quebec, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on Lion’s behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of Lion’s directors, officers, or other employees to Lion; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Business Corporations Act (Quebec) or Lion’s By-laws; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among Lion, its affiliates and their respective shareholders, directors and/or officers, but excluding claims related to Lion’s business or such affiliates. The forum selection provision also provides that Lion’s securityholders are deemed to have consented to personal jurisdiction in the Province of Quebec and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions.
In addition, Lion’s By-laws provide that the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in Lion’s By-laws. Additionally, Lion’s securityholders cannot waive compliance with the U.S. federal securities laws and the rules and regulations thereunder. The forum selection provision may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, the forum selection provision may limit shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with Lion or its directors, officers or employees, which may discourage the filing of lawsuits against Lion and its directors, officers and employees, even though an action, if successful, might benefit its shareholders. The courts of the Province of Quebec may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to Lion than to its shareholders. If a court were to find either choice of forum provision contained in Lion’s By-laws to be inapplicable or unenforceable in an action, Lion may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect Lion’s business, results of operations and financial condition.

The Business Combination could result in adverse U.S. federal income tax consequences for Lion and its shareholders pursuant to the application of Section 7874 of the Code, including Lion being treated as a U.S. corporation for U.S. federal income tax purposes.
Under current U.S. federal income tax law, a corporation organized under Canadian law is not treated as a U.S. corporation and, therefore, is treated as a non-U.S. corporation. Section 7874 of the Internal Revenue Code of 1986, as amended (the "Code") and the Treasury Regulations promulgated thereunder, however, contain rules that may cause a non-U.S. corporation that acquires the stock of a U.S. corporation (such as the Business Combination with NGA) to be treated as a U.S. corporation for U.S. federal income tax purposes under certain circumstances. If Lion were treated as a U.S. corporation for U.S. federal income tax purposes, among other consequences, it would generally be subject to U.S. federal income tax on its worldwide income, and its dividends would be treated as dividends from a U.S. corporation. Regardless of the application of Section 7874 of the Code, Lion is expected to be treated as a Canadian tax resident for Canadian tax purposes. Consequently, if Lion were to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, it could be liable for both U.S. and Canadian taxes, and dividends paid by Lion to its shareholders could be subject to both U.S. and Canadian withholding taxes. Even if Lion is not treated as U.S. corporation for U.S. federal income tax purposes, Lion and its shareholders may become subject to other adverse tax consequences pursuant to the “60% Inversion Rules” (as defined in under “Tax Residence of the Company for U.S. Federal Income Tax Purposes” in section 19 of the Company's Annual Information Form for the year ended December 31, 2022 entitled “Certain United States Federal Income Tax Considerations”.

Lion does not believe that it is treated as a U.S. corporation for U.S. federal income tax purposes or subject to the 60% Inversion Rules, and Lion intends to take this position on its tax returns. Lion has not sought and will not seek any rulings from the U.S. Internal Revenue Service as to such tax treatment. There can be no assurance that a tax advisor, the U.S. Internal Revenue Service, or a court will agree with the position that Lion is not treated as a U.S. corporation for U.S. federal income tax purposes or subject to the 60% Inversion Rules. Lion is not representing to you that Lion will not be treated as a U.S. corporation for U.S. federal income tax purposes or subject to the 60% Inversion Rules. The rules for determining whether a non-U.S. corporation is treated as a U.S. corporation for U.S. federal income tax purposes or subject to the 60% Inversion Rules are complex, unclear, and the subject of ongoing regulatory change. Lion’s position is not free from doubt. See “Tax Residence of the Company for U.S. Federal Income Tax Purposes” in section 19 of the Company's Annual Information Form for the year ended December 31, 2022 entitled “Certain United States Federal Income Tax Considerations”.
Investors may be subject to adverse U.S. federal income tax consequences if the Company is or becomes a passive foreign investment company for U.S. federal income tax purposes.
A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes in any taxable year in which either (i) 75% or more of its gross income is passive income or (ii) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent.
Based on Lion’s financial statements and its expectations about the nature and amount of its income, assets and activities and the market value of its equity, Lion does not believe that it was a PFIC in fiscal 2022 or fiscal 2021 and does not expect to be a PFIC for the current taxable year or in the reasonably foreseeable future. No assurance can be given that Lion will not be a PFIC for the current or any future taxable year. If Lion is a PFIC for any taxable year during which a U.S. Holder (as defined under “Certain United States Federal Income Tax Considerations” in section 19 of the Company's Annual Information Form for the year ended December 31, 2022 entitled “Certain United States Federal Income Tax Considerations”) holds common shares or warrants of the Company, the U.S. Holder might be subject to increased U.S. federal income tax liability and to additional reporting obligations. See “Passive Foreign Investment Company Status” in section 19 of the Company's Annual Information Form for the year ended December 31, 2022 entitled “Certain United States Federal Income Tax Considerations”. Prospective investors are encouraged to consult their own tax advisors regarding the applicability of the PFIC rules to their purchase, ownership and disposition of common shares or warrants.
Additional Information
Additional information relating to Lion is available on SEDAR at www.sedar.com and on Edgar at www.sec.gov.